      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1994
                                                   REGISTRATION NO. 33-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ________________

                            BAXTER INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)


           DELAWARE                            3841                          36-0781620
(State or other jurisdiction of     (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)      Classification Code Number)          Identification No.)
                                                                         ___________________


                               ONE BAXTER PARKWAY
                           DEERFIELD, ILLINOIS  60015
                                 (708) 948-2000
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                 VERNON R. LOUCKS, JR., CHIEF EXECUTIVE OFFICER
                            BAXTER INTERNATIONAL INC.
                               ONE BAXTER PARKWAY
                           DEERFIELD, ILLINOIS  60015
                                 (708) 948-2000
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                ________________

       COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT
                 TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:


     MITCHELL L. EDWARDS                ALAN W. PETTIS                         BARRY E. TAYLOR
       LAURIE A. ALLEN               DANIEL L. PELEKOUDAS                    CHRISTOPHER F. BOYD
 BROBECK, PHLEGER & HARRISON   PETTIS, TESTER, KRUSE & KRINSKY     WILSON, SONSINI, GOODRICH & ROSATI, P.C.
     550 S. Hope Street            18881 Von Karman Avenue                    650 Page Mill Road
 Los Angeles, CA 90071-2604       Irvine, California  92715              Palo Alto, California  94304
       (213) 489-4060                   (714) 553-2500                          (415) 493-9300


                                ________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
           UPON CONSUMMATION OF THE MERGER DESCRIBED HEREIN AND AFTER
               THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                                ________________

                         CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
     Title of Securities to be        Amount to be     Proposed Maximum Offering    Proposed Maximum Aggregate       Amount of
            Registered(1)             Registered(2)       Price per Security             Offering Price(3)          Registration
                                                                                                                       Fee(4)
---------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $1.00  par value          442,009            Not applicable                  $11,492,234            $3,146.67
 per share
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement relates to securities of the Registrant to be issued to holders of common stock of Intramed Laboratories, Inc. ("Intramed") in connection with the Merger (as herein described).
(2) Represents the number of shares of the Registrant's Common Stock issuable upon consummation of the Merger, given an Exchange Ratio (as herein defined) of .124, which assumes a common stock price of the Registrant of $22.00, the lowest closing price of the Registrant's Common Stock as reported by the New York Stock Exchange (the "NYSE") from January 1, 1994 through May 18, 1994, the latest practicable date prior to the filing of this Registration Statement.
(3) Although not applicable, represents the maximum aggregate offering price which would be computed by using the closing price of the Registrant's Common Stock as reported by the NYSE on May 18, 1994, the latest practicable date prior to the filing of this Registration Statement.
(4) Pursuant to Rule 457(f)(1) under the Securities Act of 1993, as amended, the registration fee was computed in accordance with Rule 457(c) on the basis of the market value of the 3,564,589 shares of Intramed Common Stock to be received by the Registrant in the Merger. The average of the high and low price of Intramed Common Stock as quoted on The Nasdaq Small-Cap Market on May 18, 1994, the latest practicable date prior to the filing of this Registration Statement, was $2.56.

                                _________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            BAXTER INTERNATIONAL INC.
                               ___________________

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-4


   FORM S-4 REGISTRATION STATEMENT
         ITEM AND  HEADING                           LOCATION IN PROSPECTUS
   --------------------------------                  ----------------------
                          (Information About the Transaction)
 1.   Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus . . . . . . . . . . . . . . . . .   Facing Page; Cross-Reference
                                                     Sheet; Outside Front Cover Page

 2.   Inside Front and Outside Back Cover
      Pages of Prospectus  . . . . . . . . . . . .   Inside Front and Outside Back
                                                     Cover Pages
 3.   Risk Factors, Ratio of Earnings to
      Fixed Charges and Other Information  . . . .   Summary; Risk Factors; The
                                                     Merger and Related Transactions;
                                                     Terms of the Merger; Information
                                                     Concerning Baxter; Information
                                                     Concerning Intramed and
                                                     Intramed's Management's
                                                     Discussion and Analysis of
                                                     Financial Condition and Results
                                                     of Operations

 4.   Terms of the Transaction . . . . . . . . . .   Summary; The Merger and Related
                                                     Transactions; Terms of the
                                                     Merger; Description of Baxter
                                                     Capital Stock; Comparison of
                                                     Rights of Holders of Baxter and
                                                     Intramed Common Stock
 5.   Pro Forma Financial Information  . . . . . .   *

 6.   Material Contacts with the Company
      Being Acquired . . . . . . . . . . . . . . .   The Merger and Related
                                                     Transactions

 7.   Additional Information Required for
      Reoffering by Persons and Parties
      Deemed to be Underwriters  . . . . . . . . .   *
 8.   Interests of Named Experts and Counsel . . .   Experts; Legal Matters

 9.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities  . . . . . . . . . . . . . . . .   *

                          (Information about the Registrant)

 10.  Information with Respect to S-3
      Registrants  . . . . . . . . . . . . . . . .   Available Information;
                                                     Incorporation of Certain
                                                     Documents by Reference; Summary;
                                                     Risk Factors; The Meeting,
                                                     Voting and Proxies; The Merger
                                                     and Related Transactions; Terms
                                                     of the Merger; Information
                                                     Concerning Baxter; Description
                                                     of Baxter Capital Stock

 11.  Incorporation of Certain Information by
      Reference  . . . . . . . . . . . . . . . . .   Incorporation of Certain
                                                     Information by Reference
 12.  Information with Respect to S-2 or S-3
      Registrants  . . . . . . . . . . . . . . . .   *

 13.  Incorporation of Certain Information by
      Reference  . . . . . . . . . . . . . . . . .   *
 14.  Information with Respect to Registrants
      other than S-2 or S-3 Registrants  . . . . .   *

                    (Information about the Company being Acquired)

 15.  Information with Respect to S-3
      Companies  . . . . . . . . . . . . . . . . .   *
 16.  Information with Respect to S-2 or S-3
      Companies  . . . . . . . . . . . . . . . . .   *

 17.  Information with Respect to Companies
      other than S-2 or S-3 Companies  . . . . . .   Available Information; Summary;
                                                     Risk Factors; The Meeting,
                                                     Voting and Proxies; The Merger
                                                     and Related Transactions; Terms
                                                     of the Merger; Information
                                                     Concerning Intramed; Intramed's
                                                     Management's Discussion and
                                                     Analysis of Financial Condition
                                                     and Results of Operations;
                                                     Description of Intramed Capital
                                                     Stock

                          (Voting and Management Information)

 18.  Information if Proxies, Comments or
      Authorizations are to be Solicited . . . . .   Summary; The Meeting, Voting and
                                                     Proxies; Terms of the Merger;
                                                     Information Concerning Baxter;
                                                     Information Concerning Intramed

 19.  Information if Proxies, Consents or
      Authorizations are Not to be Solicited
      or in an Exchange Offer  . . . . . . . . . .   *

___________________
* Not Applicable.


                           INTRAMED LABORATORIES, INC.
                              11100 ROSELLE STREET
                              SAN DIEGO, CA  92121
                                                                    June  , 1994
Dear Shareholder:

   A Special Meeting of Shareholders of Intramed Laboratories, Inc. ("Intramed") will be held on June ___, 1994, at 9:00 a.m., local time, at the principal executive offices of Intramed located at 11100 Roselle Street, San Diego, California 92121.

   At this Special Meeting, you will be asked to consider and vote (i) to approve and adopt the Agreement and Plan of Reorganization dated March 30, 1994 (the "Reorganization Agreement"), pursuant to which Intramed shall be merged (the "Merger") with and into Baxter CVG Sub Inc., a Delaware corporation ("Acquisition"), a wholly-owned subsidiary of Baxter International Inc., a Delaware corporation ("Baxter"), which has acquired a controlling interest in Intramed from the prior holders of a majority of Intramed's outstanding Common Stock (the "Majority Shareholders") and subsequently contributed such shares to Acquisition, and (ii) to transact such other business as may properly come before the meeting or any postponements or adjournment thereof. Acquisition, as the surviving entity, will be a wholly-owned subsidiary of Baxter upon the effectiveness of the Merger (which will occur as soon as possible after obtaining all necessary regulatory and shareholder approvals, and satisfaction of certain other conditions) (the "Effective Time"). At the Effective Time, the Majority Shareholders and the remaining shareholders of Intramed (other than Acquisition) shall receive a per share purchase price of $2.715 for each share of Intramed Common Stock previously tendered to Baxter or converted in the Merger, to be paid in shares of Baxter Common Stock (collectively, the "Merger Shares") according to an exchange ratio determined by the average closing price of Baxter Common Stock on the New York Stock Exchange for the ten trading days prior to the Effective Time (the "Exchange Ratio"). In addition, all outstanding options to purchase Intramed Common Stock shall be either repurchased by Intramed or replaced by Baxter with substitute options (the "Merger Options") to purchase shares of Baxter Common Stock as of the Effective Time, as more fully described in the enclosed Proxy Statement/Prospectus.

   Baxter is registering the issuance of the Merger Shares under the Securities Act of 1933, as amended. The number of Merger Shares which shall be issued in the Merger will be determined according to the Exchange Ratio. The Merger is structured to be a tax-free reorganization which will not be taxable to Baxter, Intramed or the Intramed shareholders (the "Intramed Shareholders").

   THE INTRAMED BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER DESCRIBED IN THE ATTACHED MATERIAL AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF INTRAMED AND THE INTRAMED SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE INTRAMED SHAREHOLDERS CONSENT TO THE MATTERS DESCRIBED IN THE ACCOMPANYING MATERIAL. BECAUSE ACQUISITION, AS THE MAJORITY SHAREHOLDER OF INTRAMED, INTENDS TO VOTE IN FAVOR OF THE MERGER, APPROVAL OF THE REORGANIZATION AGREEMENT IS ASSURED WHETHER OR NOT ANY OTHER INTRAMED SHAREHOLDER AFFIRMATIVELY VOTES TO APPROVE THE REORGANIZATION AGREEMENT.

   In the material accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a Proxy Statement/Prospectus relating to, among other things, the actions to be taken by Intramed Shareholders at the Special Meeting and a proxy card. The Proxy Statement/Prospectus more fully describes the proposed Merger and includes important information about Baxter and Intramed and also serves as a Prospectus for Baxter describing the investment in Baxter that the Intramed Shareholders will receive upon consummation of the Merger.

   All Shareholders are cordially invited to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, please complete, sign, date and return your proxy in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy.

                              Sincerely,

                              Stuart L. Foster
                              President and Chief Executive Officer

                           INTRAMED LABORATORIES, INC.
                              11100 ROSELLE STREET
                          SAN DIEGO, CALIFORNIA  92121


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JUNE   , 1994

   NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Intramed Laboratories, Inc., a California corporation ("Intramed"), will be held on June , 1994, at 9:00 a.m., local time, at the principal executive offices of Intramed located at 11100 Roselle Street, San Diego, California, to consider and vote upon the following matters, which are more fully described in the accompanying Proxy Statement/Prospectus:

   1. The approval and adoption of the Agreement and Plan of Reorganization dated March 30, 1994 (the "Reorganization Agreement"), among Baxter International Inc., a Delaware corporation ("Baxter"), Intramed and the prior holders of a majority of Intramed's outstanding Common Stock (the "Majority Shareholders"), pursuant to which Intramed shall be merged (the "Merger") with and into Baxter CVG Sub Inc., a Delaware corporation ("Acquisition"), a wholly-owned subsidiary of Baxter, which has acquired a controlling interest in Intramed from the Majority Shareholders and subsequently contributed such shares to Acquisition. Acquisition, as the surviving entity, will be a wholly-owned subsidiary of Baxter as of the effectiveness of the Merger (the "Effective Time"). At the Effective Time, the Majority Shareholders and the remaining shareholders of Intramed (other than Acquisition) shall receive a per share purchase price of $2.7215 for each share of Intramed Common Stock previously tendered to Baxter or converted in the Merger, to be paid in shares of Baxter Common Stock according to an exchange ratio determined by the average closing price of Baxter Common Stock on the New York Stock Exchange for the ten trading days prior to the Effective Time. In addition, all outstanding options to purchase Intramed Common Stock shall be either repurchased by Intramed or replaced by Baxter with substitute options to purchase shares of Baxter Common Stock as of the Effective Time, as more fully described in the enclosed Proxy Statement/Prospectus.

   2. The transaction of such other business as may properly come before the Intramed Special Meeting or any adjournment or postponement thereof.

   Only Shareholders of record at the close of business on May   , 1994 are
entitled to notice of, and to vote at the Special Meeting, or at any adjournment or postponement thereof.

                         By Order of the Board of Directors,


                         Stuart L. Foster
                         President and Chief Executive Officer

APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF INTRAMED COMMON STOCK. ABSTENTIONS WILL BE COUNTED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT AT THE SPECIAL MEETING AND WILL HAVE THE EFFECT OF NEGATIVE VOTES. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON, IF YOU WISH TO DO SO, EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY.

                   Subject to Completion, Dated June 1, 1994
PRELIMINARY COPY
                            BAXTER INTERNATIONAL INC.

                                   PROSPECTUS
                      ____________________________________

                           INTRAMED LABORATORIES, INC.

                                 PROXY STATEMENT
                      ____________________________________

     This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Intramed Laboratories, Inc. ("Intramed") with and into Baxter CVG Sub Inc. ("Acquisition"), a wholly-owned subsidiary of Baxter International Inc. ("Baxter"), as contemplated by the Agreement and Plan of Reorganization dated March 30, 1994 (the "Reorganization Agreement") among Baxter, Intramed and certain prior shareholders of Intramed who collectively held a majority of Intramed's outstanding common stock (the "Majority Shareholders"). Acquisition, as the surviving entity, will be a wholly-owned subsidiary of Baxter as of the effectiveness of the Merger (as soon as possible after obtaining all necessary regulatory and shareholder approvals, and satisfaction of certain other conditions) (the "Effective Time"). In connection with the Merger, Baxter has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, covering an aggregate of up to 442,009 shares of common stock, $1.00 par value per share, of Baxter (the "Baxter Common Stock") issuable to the Majority Shareholders in consideration of the shares of Intramed Common Stock (the "Intramed Common Stock") previously tendered to Baxter and to the remaining holders (other than Acquisition) of Intramed's Common Stock to be exchanged in the Merger. Immediately prior to the Merger, there will be outstanding 3,564,589 shares of Intramed Common Stock (including the shares purchased by Baxter pursuant to the Reorganization Agreement and contributed to Acquisition) and options to purchase an aggregate of approximately 60,000 shares of Intramed Common Stock. At the Effective Time, the Majority Shareholders and the remaining shareholders of Intramed (other than Acquisition) shall receive a per share purchase price of $2.715 for each share of Intramed Common Stock previously tendered to Baxter or converted in the Merger, to be paid in shares of Baxter Common Stock (the "Merger Shares") according to an exchange ratio determined by the average closing price of Baxter Common Stock on the New York Stock Exchange for the ten trading days prior to the Effective Time (the "Exchange Ratio"). Also as a result of the Merger, each then outstanding option to purchase Intramed Common Stock shall be replaced by Baxter with substitute options to purchase Baxter Common Stock based upon the Exchange Ratio. The calculation of the Exchange Ratio is described in more detail in this Proxy Statement/Prospectus. See "Terms of the Merger -- Manner and Basis of Converting Shares and Options."

     This Proxy Statement/Prospectus is being furnished to holders of Intramed Common Stock in connection with the solicitation of proxies by Intramed's Board of Directors for use at the Special Meeting of Intramed Shareholders to be held
on          , June    , 1994, at the principal offices of Intramed,
11100 Roselle Street, San Diego, California, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof for the purposes set forth herein and in the accompanying Notice of Intramed Special Meeting of Shareholders.

     This Proxy Statement/Prospectus also constitutes the prospectus of Baxter filed as part of the Registration Statement relating to the Baxter Common Stock issuable to the Majority Shareholders and in exchange for all outstanding shares of Intramed Common Stock (other than the shares of Intramed Common Stock held by Acquisition) in the Merger. All information herein with respect to Baxter has been furnished by Baxter, and all information herein with respect to Intramed has been furnished by Intramed. This Proxy Statement/Prospectus is first being
mailed to the Shareholders of Intramed on or about June    , 1994.

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INTRAMED SHAREHOLDERS BEFORE VOTING ON OR CONSENTING TO THE MATTERS MORE FULLY DESCRIBED HEREIN.
                         ____________________________

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ______________________________

          THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JUNE __, 1994

                                TABLE OF CONTENTS
                                                                         Page
                                                                         ----

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .      4
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . .      4
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6
     The Companies  . . . . . . . . . . . . . . . . . . . . . . . . .      6
     The Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . .      7
     The Merger   . . . . . . . . . . . . . . . . . . . . . . . . . .      8
     Summary Historical Financial Information   . . . . . . . . . . .     15
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17
     Uncertainties Related to the Merger  . . . . . . . . . . . . . .     17
     Health-Care Marketplace  . . . . . . . . . . . . . . . . . . . .     17
     Uncertainty of Government Regulation   . . . . . . . . . . . . .     18
     Competition  . . . . . . . . . . . . . . . . . . . . . . . . . .     18
     Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . .     18
THE MEETING, VOTING AND PROXIES . . . . . . . . . . . . . . . . . . .     23
     Special Meeting of Shareholders of Intramed  . . . . . . . . . .     23
THE MERGER AND RELATED TRANSACTIONS . . . . . . . . . . . . . . . . .     24
     Reasons for the Merger   . . . . . . . . . . . . . . . . . . . .     24
     Baxter's Reasons for the Merger  . . . . . . . . . . . . . . . .     24
     Intramed's Reasons for the Merger  . . . . . . . . . . . . . . .     25
     Intramed's Board Recommendation  . . . . . . . . . . . . . . . .     25
     Opinion of Financial Advisor   . . . . . . . . . . . . . . . . .     25
     Material Contacts  . . . . . . . . . . . . . . . . . . . . . . .     26
TERMS OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . .     27
     Effective Date of the Merger   . . . . . . . . . . . . . . . . .     27
     Manner and Basis of Converting Shares and Options  . . . . . . .     28
     Employee Benefit Plans   . . . . . . . . . . . . . . . . . . . .     29
     Intramed Options   . . . . . . . . . . . . . . . . . . . . . . .     29
     Conduct of the Business of the Combined Companies
       Following the Merger   . . . . . . . . . . . . . . . . . . . .     30
     Certain Federal Income Tax Considerations  . . . . . . . . . . .     30
     Severance Agreements   . . . . . . . . . . . . . . . . . . . . .     32
     Other Agreements   . . . . . . . . . . . . . . . . . . . . . . .     33
     Resales of Baxter Common Stock; Affiliates   . . . . . . . . . .     33
     Governmental and Regulatory Approvals  . . . . . . . . . . . . .     33
     Accounting Treatment   . . . . . . . . . . . . . . . . . . . . .     33
     Dissenters' Rights   . . . . . . . . . . . . . . . . . . . . . .     33
INFORMATION CONCERNING BAXTER . . . . . . . . . . . . . . . . . . . .     36
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     36
     Industry Segments  . . . . . . . . . . . . . . . . . . . . . . .     36
     Medical Specialties  . . . . . . . . . . . . . . . . . . . . . .     36
     Medical/Laboratory Products and Distribution   . . . . . . . . .     36
     Joint Ventures   . . . . . . . . . . . . . . . . . . . . . . . .     37
     Health-Care Environment  . . . . . . . . . . . . . . . . . . . .     37
     Methods of Distribution  . . . . . . . . . . . . . . . . . . . .     38
     Raw Materials  . . . . . . . . . . . . . . . . . . . . . . . . .     38
     Patents and Trademarks   . . . . . . . . . . . . . . . . . . . .     38
     Competition  . . . . . . . . . . . . . . . . . . . . . . . . . .     39

     Credit and Working Capital Practices   . . . . . . . . . . . . .     39
     Quality Control  . . . . . . . . . . . . . . . . . . . . . . . .     39
     Research and Development   . . . . . . . . . . . . . . . . . . .     39
     Government Regulation  . . . . . . . . . . . . . . . . . . . . .     40
     Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . .     40
     Contractual Arrangements   . . . . . . . . . . . . . . . . . . .     40
     Financial Information about Foreign and Domestic Operations
       and Export Sales   . . . . . . . . . . . . . . . . . . . . . .     40
     Properties   . . . . . . . . . . . . . . . . . . . . . . . . . .     40
     Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . .     41
     Executive Officers and Directors of Baxter   . . . . . . . . . .     45
BAXTER INFORMATION INCORPORATED BY REFERENCE  . . . . . . . . . . . .     49
INFORMATION CONCERNING INTRAMED . . . . . . . . . . . . . . . . . . .     49
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     49
     Market Background  . . . . . . . . . . . . . . . . . . . . . . .     49
     Intramed's Endoscopes  . . . . . . . . . . . . . . . . . . . . .     51
     Strategy   . . . . . . . . . . . . . . . . . . . . . . . . . . .     51
     Market and Products  . . . . . . . . . . . . . . . . . . . . . .     52
     Research and Development   . . . . . . . . . . . . . . . . . . .     55
     Customers and Marketing  . . . . . . . . . . . . . . . . . . . .     55
     Manufacturing  . . . . . . . . . . . . . . . . . . . . . . . . .     56
     Patents and Proprietary Technology   . . . . . . . . . . . . . .     57
     Competition  . . . . . . . . . . . . . . . . . . . . . . . . . .     57
     Government Regulation  . . . . . . . . . . . . . . . . . . . . .     58
     Reimbursement  . . . . . . . . . . . . . . . . . . . . . . . . .     59
     Product Liability and Insurance  . . . . . . . . . . . . . . . .     59
     Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . .     59
     Properties   . . . . . . . . . . . . . . . . . . . . . . . . . .     60
INTRAMED MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS .     60
EXECUTIVE OFFICERS AND DIRECTORS OF INTRAMED  . . . . . . . . . . . .     63
INTRAMED INFORMATION INCORPORATED BY REFERENCE  . . . . . . . . . . .     64
DESCRIPTION OF BAXTER CAPITAL STOCK . . . . . . . . . . . . . . . . .     64
BAXTER DIVIDEND POLICY  . . . . . . . . . . . . . . . . . . . . . . .     66
DESCRIPTION OF INTRAMED CAPITAL STOCK . . . . . . . . . . . . . . . .     66
COMPARISON OF RIGHTS OF HOLDERS OF BAXTER AND INTRAMED
  COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . .     67
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . .     73
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     73
INDEX TO INTRAMED FINANCIAL STATEMENTS  . . . . . . . . . . . . . . .     74
REORGANIZATION AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . Annex A
FORM OF OPINION OF FINANCIAL ADVISOR  . . . . . . . . . . . . . . . . Annex B
CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW  . . . . . . . . Annex C


                              AVAILABLE INFORMATION

     Baxter and Intramed are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Baxter and Intramed and the Registration Statement and exhibits and schedules thereto can be inspected and copied at the Public Reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400,

Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning Baxter can also be inspected at the offices of New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     Baxter has filed with the Commission a Registration Statement on Form S-4 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") with respect to the Merger Shares (as defined herein) offered hereby. This Proxy Statement/Prospectus omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to Baxter, Intramed and the Merger. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or incorporated herein by reference. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof, filed by Baxter and Intramed with the Commission under the Exchange Act and the Act, are incorporated herein by reference:

     (a) Baxter's Annual Report on Form 10-K (File No. 0-14448) for the year ended December 31, 1993;
     (b) Baxter's Proxy Statement for the Annual Meeting of Stockholders held on April 29, 1994;
     (c) Baxter's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, filed with the Commission on May 13, 1994; and
     (d) Intramed's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1994, filed with the Commission on May 13, 1994.

     All documents subsequently filed by Baxter and Intramed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part of this Proxy Statement/Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     Baxter hereby undertakes to provide without charge to each person to whom a copy of this Proxy Statement/Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Proxy Statement/Prospectus by reference (other than exhibits). Requests for such copies should be directed to: Baxter International Inc., One Baxter Parkway, Deerfield, Illinois, 60015, telephone: (708) 948-4275, Attention: Stockholder Services. In order to ensure timely delivery of the documents prior to the Special Meeting, any request should be made prior to June ___, 1994.

     No person has been authorized to give any information or to make any representation other than as contained herein in connection with the Merger, and, if given or made, such information or representation must not be relied upon as having been authorized by Baxter or Intramed. Neither the delivery hereof nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof. This Prospectus/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy the shares of Baxter Common Stock offered by this Prospectus/Proxy Statement or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation.

                       PROXY STATEMENT/PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND IN THE DOCUMENTS INCORPORATED IN THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE.

                                     GENERAL

     This Proxy Statement/Prospectus is being furnished to shareholders of Intramed Laboratories, Inc., a California corporation ("Intramed"), in connection with the solicitation of proxies by the Board of Directors of Intramed for use at the Special Meeting of Shareholders of Intramed (the "Intramed Special Meeting") which is scheduled to be held on June ___, 1994. At the Intramed Special Meeting, the shareholders of Intramed will be asked to consider and vote upon the proposed merger (the "Merger") of Intramed with and into Baxter CVG Sub Inc., a Delaware corporation ("Acquisition"), a wholly-owned subsidiary of Baxter International Inc., a Delaware corporation ("Baxter"), pursuant to the terms of the Agreement and Plan of Reorganization dated March 30, 1994 (the "Reorganization Agreement"), among Baxter, Intramed and the prior holders of a majority of Intramed's outstanding Common Stock (the "Majority Shareholders"). The Reorganization Agreement is included in this Proxy Statement/Prospectus as Annex A. Acquisition, as the surviving entity, will be a wholly-owned subsidiary of Baxter as of the effectiveness of the Merger (as soon as possible after obtaining all necessary regulatory and shareholder approvals, and satisfaction of certain other conditions) (the "Effective Time"). At the Effective time, the Majority Shareholders and the remaining shareholders of Intramed (other than Acquisition) shall receive a per share purchase price of $2.7215 for each share of Intramed Common Stock previously tendered to Baxter or converted in the Merger, to be paid in shares of Baxter Common Stock (the "Merger Shares") according to an exchange ratio determined by the average closing price of Baxter Common Stock on the New York Stock Exchange for the ten trading days prior to the Effective Time (the "Exchange Ratio"). Also as a result of the Merger, each then outstanding option to purchase Intramed Common Stock shall be replaced by Baxter with substitute options to purchase Baxter Common Stock based upon the Exchange Ratio. This Proxy Statement/Prospectus constitutes a prospectus of Baxter with respect to the shares of Baxter Common Stock to be issued in connection with the Merger. The information in this Proxy Statement/Prospectus concerning Baxter and Intramed has been furnished by each of such entities, respectively.

                                  THE COMPANIES

BAXTER INTERNATIONAL INC.

     Baxter is engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health-care field. Products are manufactured by Baxter in 21 countries and sold in approximately 100 countries. Health-care is concerned with the preservation of health and with the diagnosis, cure, mitigation and treatment of disease and body defects and deficiencies. Baxter's more than 200,000 products are used primarily by hospitals, clinical and medical research laboratories, blood and dialysis centers, rehabilitation centers, nursing homes, doctors' offices and at home under physician supervision. Baxter also distributes and manufactures a wide range of products for research and development facilities and manufacturing facilities.

     In November 1993, Baxter announced that its Board of Directors had approved a series of strategic actions to improve stockholder value, to extend positions of leadership in health-care markets and to reduce costs. These actions are designed to make Baxter's domestic medical/laboratory products and distribution segment more efficient and more responsive in addressing the sweeping changes occurring in the United States health-care system and to accelerate growth of its medical specialties businesses worldwide. Baxter recorded a $700 million pre-tax provision to cover costs associated with these restructuring initiatives. The actions include realigning Baxter's United States sales organization; restructuring the distribution organization and investing in new systems to improve manufacturing and distribution efficiencies worldwide; seeking to divest its diagnostics-products manufacturing businesses and exiting selected non-strategic product lines in other businesses, as well as reducing corporate staff and layers of management to give business units more autonomy. These actions are expected to result in a reduction of Baxter's worldwide work force by approximately 7%, or 4,500 positions, most of which will occur over the next two to three years.

     Baxter is headquartered in Deerfield, Illinois. Its executive offices are located at One Baxter Parkway, Deerfield, Illinois 60015. Its telephone number at that address is (708) 948-2000.

BAXTER CVG SUB INC.

     Acquisition is a Delaware corporation recently organized by Baxter for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with such proposed acquisition. Acquisition's executive offices are located at One Baxter Parkway, Deerfield, Illinois 60015. Its telephone number at that address is (708) 948-2000.

INTRAMED LABORATORIES, INC.

     Intramed develops, manufactures and markets cost-effective miniature endoscopes and therapeutic devices for minimally invasive surgery, diagnosis and treatment monitoring. Intramed's proprietary technology and manufacturing processes enable it to offer a variety of flexible and rigid, single-use endoscopes with the capabilities of larger, more expensive, reusable endoscopes. Intramed currently offers an array of angioscopes for the visualization of arteries and veins, choledochoscopes to locate stones during laparoscopic gallbladder removal, and ureteroscopes for visualization and treatment of the kidney and ureter. Intramed is establishing a direct marketing and selling effort in the vascular surgery market, building on its proprietary products for peripheral bypass procedures, while simultaneously addressing other markets for Intramed's cost-effective miniature endoscopic technology through corporate partnering agreements.

     Intramed's products address three important trends in medical care: the growth in minimally invasive surgery, the increasing need for procedure-specific endoscopic and therapeutic devices, and the preference for single use rather than reusable products to minimize the risk of hospital-related patient infections.

     Intramed's executive offices are located at 11100 Roselle Street, San Diego, California 92121. Its telephone number at that address is (619) 455-5000.

                                   THE MEETING

SPECIAL MEETING OF SHAREHOLDERS OF INTRAMED

     The Intramed Special Meeting will be held on June ___, 1994, at 9:00 a.m., local time, at the principal executive offices of Intramed at 11100 Roselle Street, San Diego, California. The purpose of the meeting is to consider and vote upon the approval and adoption of the Reorganization Agreement and the approval of the Merger (the "Intramed Proposal"). At the Effective Time,
(i) the Majority Shareholders shall receive their portion of the Merger Shares (as defined below) based upon the Exchange Ratio, (ii) each then outstanding share of Intramed Common Stock (other than the shares of Intramed Common Stock held by Acquisition) will be converted into the right to receive Merger Shares at the Exchange Ratio, (iii) each then outstanding option to purchase Intramed Common Stock will be replaced by Baxter with a Merger Option (as defined below) exercisable for the number of shares of Baxter Common Stock equal to the number of shares of Intramed Common Stock for which such Intramed option was exercisable multiplied by the Exchange Ratio (at an exercise price which has been adjusted such that the aggregate exercise price of all Merger Options shall equal the aggregate exercise price of all outstanding options to purchase Intramed Common Stock assumed by Baxter at the Effective Time), and
(iv) Acquisition, as the surviving entity, will be a wholly-owned subsidiary of Baxter.

     Shareholders of record as shown on the books of Intramed at the close of business on May ___, 1994, (the "Intramed Record Date") are entitled to notice of, and to vote at, the Intramed Special Meeting or at any adjournment or postponement thereof. Approval and adoption of the Intramed Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Intramed Common Stock. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Intramed Common Stock is necessary to constitute a quorum at the Intramed Special Meeting. Abstentions will not be counted for purposes of determining whether a quorum is present at the Intramed Special Meeting and will have the effect of a negative vote.

     Acquisition holds an aggregate of 2,081,555 shares of Intramed Common Stock, representing a majority of the shares of Intramed Common Stock as of the Intramed Record Date, and intends to vote in favor of the Intramed Proposal. ACCORDINGLY, APPROVAL OF THE INTRAMED PROPOSAL BY HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF INTRAMED COMMON STOCK IS ASSURED WHETHER OR NOT ANY OTHER SHAREHOLDER AFFIRMATIVELY VOTES TO APPROVE THE INTRAMED PROPOSAL.

                                   THE MERGER

TERMS OF THE MERGER

     At the Effective Time, Intramed will merge with and into Acquisition, with Acquisition remaining as the surviving entity, and all shares of Intramed Common Stock (excluding the shares of Intramed Common Stock held by Acquisition) shall be converted into the right to receive an aggregate of approximately 183,896 shares (based upon the per share purchase price of $2.7215 and assuming an Exchange Ratio of .124) of Baxter Common Stock. This is the same per share purchase price to be paid to the Majority Shareholders in connection with the purchase of their shares of Intramed Common Stock by Baxter pursuant to the Reorganization Agreement, who will receive an aggregate of approximately
258,113 shares (based upon the per share purchase price of $2.7215 and assuming an Exchange Ratio of .124) of Baxter Common Stock at the Effective Time. The 442,009 shares of Baxter Common Stock to be received by the Majority Shareholders and the shareholders of Intramed (other than Acquisition) as of the Effective Time are referred to as the "Merger Shares." In addition, all outstanding options to purchase Intramed Common Stock will be replaced by Baxter at the Effective Time with substitute options exercisable for an aggregate of approximately 7,440 shares (assuming an Exchange Ratio of .124) of Baxter Common Stock (the "Merger Options"). See "Intramed Options" below.


EXCHANGE RATIO

     The table below sets forth the approximate number of shares of Baxter Common Stock that would be issued for each share of Intramed Common Stock previously tendered to Baxter or converted in the Merger assuming the following Baxter Stock Values (as defined below):


                                         Baxter Stock Values
                          ----------------------------------------------------

                           $21     $22     $23     $24     $25     $26     $27
                          ----------------------------------------------------

Exchange Ratio            .130    .124    .118    .113    .109    .105    .101


     The actual number of Merger Shares to be issued at the Effective Time shall be equal to (a) the number of issued and outstanding shares of Intramed Common Stock at the Effective Time (including the shares of Intramed Common Stock purchased by Baxter from the Majority Shareholders pursuant to the Reorganization Agreement and contributed to Acquisition) multiplied by (b) the quotient of (i) 2.7215 divided by (ii) the average closing price of a share of Baxter Common Stock for the ten trading days immediately prior to the Effective Time as reported on the New York Stock Exchange (the "Baxter Stock Value"), as adjusted to reflect any stock split, reverse split, stock dividend, reorganization, recapitalization or like change with respect to Baxter Common Stock or Intramed Common Stock prior to the Effective Time. Such quotient is referred to herein as the "Exchange Ratio." The number of Merger Options to be issued in the Merger shall be equal to (a) the number of issued and outstanding options to purchase Intramed Common Stock at the Effective Time multiplied by (b) the Exchange Ratio. On May 18, 1994, the closing price of Baxter Common Stock as reported on the New York Stock Exchange was $26.00.

CONVERSION OF INTRAMED COMMON STOCK INTO BAXTER COMMON STOCK

     Based upon the number of shares of Baxter Common Stock outstanding as of April 30, 1994 and assuming that an aggregate of 258,113 shares of Baxter Common Stock are issued to the Majority Shareholders in payment for the shares of Intramed Common Stock previously tendered to Baxter pursuant to the Reorganization Agreement, and that an aggregate of 183,896 shares of Baxter Common Stock and 7,440 Merger Options are issued to Intramed Shareholders and optionholders in the Merger, 277,598,080 shares of Baxter Common Stock (assuming the exercise of the Merger Options) will be outstanding immediately after the Effective Time, of which approximately .16% will be held by the former holders of Intramed Common Stock and Intramed Options.

     No fractional shares will be issued by Baxter in the Merger. Each Intramed Shareholder otherwise entitled to a fractional share, will receive instead an amount of cash from Baxter or Acquisition (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Baxter Stock Value.

     Upon consummation of the Merger, Acquisition, as a wholly owned subsidiary of Baxter, will for the foreseeable future continue to operate as a separate company using "Intramed Laboratories, Inc." as its corporate name.


MARKET PRICE DATA

                                     BAXTER

     Baxter Common Stock is listed on the New York, Midwest and Pacific Stock Exchanges, on the London Stock Exchange and on the Swiss Stock Exchanges of Zurich, Basel and Geneva. The New York Stock Exchange ("NYSE") is the principal market on which Baxter Common Stock is traded under the symbol "BAX." The following table sets forth for each period indicated the range of high and low closing sale prices of Baxter Common Stock as reported by the NYSE.


                                                                 Price
                                                       ------------------------
                                                        High               Low
                                                        ----               ---
Calendar Year 1992
   First quarter  . . . . . . . . . . . . . . . .      $40.50            $34.25
   Second quarter . . . . . . . . . . . . . . . .       39.38             33.75
   Third quarter  . . . . . . . . . . . . . . . .       38.88             31.50
   Fourth quarter . . . . . . . . . . . . . . . .       36.63             30.50

Calendar Year 1993
   First quarter  . . . . . . . . . . . . . . . .       32.75             27.13
   Second quarter . . . . . . . . . . . . . . . .       30.63             27.25
   Third quarter  . . . . . . . . . . . . . . . .       29.00             20.00
   Fourth quarter . . . . . . . . . . . . . . . .       24.75             21.38

Calendar Year 1994
   First quarter  . . . . . . . . . . . . . . . .       24.63             22.13
   Second quarter (through May 18, 1994)  . . . .       26.00             22.00

     On March 29, 1994, the last trading day prior to the signing of the Reorganization Agreement, the closing sale price of Baxter Common Stock as reported on the NYSE was $23.13 per share. As of May 18, 1994, Baxter's Common Stock was held by approximately 81,000 stockholders of record. Following the Merger, Baxter Common Stock will continue to be traded on the NYSE under the symbol "BAX."

     For the fiscal year ended December 31, 1993, Baxter declared cash dividends of $1.00 per share on its Common Stock and, as of May 15, 1994, Baxter declared cash dividends at an annualized rate of $1.00 per share on its Common Stock. Following the Merger, it is expected that the Board of Directors of Baxter will continue to approve the payment of cash dividends consistent with Baxter's current policy. Baxter offers an automatic dividend reinvestment program to holders of Baxter Common Stock.

                                    INTRAMED

     Intramed Common Stock is traded in the over-the-counter market and on the Boston Stock Exchange and is quoted on the Nasdaq Small-Cap Market under the symbol "ITML." Prior to its initial public offering on June 9, 1992, Intramed's Common Stock was not publicly traded. The following table sets forth, for each period after its initial public offering, the high and low sales prices of Intramed Common Stock as quoted by Nasdaq.


                                                                 Price
                                                       -------------------------
                                                        High                Low
                                                        ----                ---
Calendar Year 1992
   Second Quarter (June 9, 1992 to June 30, 1992)      $5.50               $3.50
   Third Quarter  . . . . . . . . . . . . . . . .       4.25                3.25
   Fourth Quarter . . . . . . . . . . . . . . . .       7.13                3.25

Calendar Year 1993
   First Quarter  . . . . . . . . . . . . . . . .       4.00                2.13
   Second Quarter . . . . . . . . . . . . . . . .       2.38                1.50
   Third Quarter  . . . . . . . . . . . . . . . .       1.88                1.00
   Fourth Quarter . . . . . . . . . . . . . . . .       1.13                 .50

Calendar Year 1994
   First Quarter  . . . . . . . . . . . . . . . .       2.31                 .81
   Second Quarter (through May 18, 1994)  . . . .       2.56                2.25


     The quotes represent "inter-dealer" prices without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. On March 29, 1994, the last trading day prior to the signing of the Reorganization Agreement, the last sales price of Intramed Common Stock as quoted on the Nasdaq Small-Cap Market was $1.31 per share. As of May 18, 1994, Intramed's Common Stock was held by approximately 75 shareholders of record.

     Intramed has never paid cash dividends on its shares of Common Stock. Except as otherwise contemplated in connection with the Merger, the Board of Directors of Acquisition, as the surviving entity, intends to continue a policy of retaining earnings to finance the expansion of its business.


REASONS FOR THE MERGER

     In discussions which led to the signing of the Reorganization Agreement, the respective management teams of Baxter and Intramed identified a number of potential joint benefits resulting from the Merger, including expanded sales, marketing and distribution opportunities and capabilities, shared industry expertise and information, expansion of specialty product lines and the availability to the combined entity of an expanded pool of experienced management.

RECOMMENDATION OF THE INTRAMED BOARD OF DIRECTORS

     The Board of Directors of Intramed has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has determined that the Merger is in the best interests of Intramed and its Shareholders. The Board of Directors recommends that the Shareholders of Intramed vote in favor of the Intramed Proposal. See "The Merger and Related Transactions -- Reasons for the Merger," " -- Intramed's Reasons for the Merger" and " -- Intramed's Board Recommendation."


OPINION OF FINANCIAL ADVISOR

     On March 30, 1994, Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey") delivered its written opinion dated March 30, 1994 to the Intramed Board of Directors that the consideration to be paid to the Intramed Shareholders in connection with the Merger is fair to the Intramed Shareholders from a financial point of view. Houlihan Lokey based its opinion in part on discussions with, and financial projections for the years ended December 31, 1994 through 1998 provided to Houlihan Lokey by, Intramed's management. See "The Merger and Related Transactions -- Opinion of Financial Advisor."


EFFECTIVE DATE OF THE MERGER

     The Merger will become effective upon the filing of the Agreement of Merger contemplated by the Reorganization Agreement with the Secretaries of State of the States of Delaware and California (the "Effective Date"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Effective Date will occur on or about June ___, 1994, immediately following the Intramed Special Meeting.


MANNER AND BASIS OF CONVERTING SHARES AND OPTIONS

     At the closing of the Reorganization Agreement (the "Closing"), the Majority Shareholders delivered to Baxter certificates representing 2,081,555 shares of Intramed Common Stock to be exchanged for shares of Baxter Common Stock, duly endorsed in blank form or accompanied by stock powers duly endorsed in blank. As of the Closing, all right, title and interest in and to the 2,081,555 shares of Intramed Common Stock (representing a majority of the outstanding shares of Intramed Common Stock as of the Closing) passed to Baxter, which shares Baxter subsequently assigned to Acquisition as a capital contribution. The per share purchase price to be paid to the Majority Shareholders, $2.7215 (payable in shares of Baxter Common Stock at the Effective
Time) is the same per share purchase price to be paid to the Intramed Shareholders (other than Acquisition) participating in the Merger. The number of shares of Baxter Common Stock payable to each Majority Shareholder in exchange for such Majority Shareholder's shares of Intramed Common Stock so tendered shall be determined using the Exchange Ratio, and such shares of Baxter Common Stock will be delivered to the Majority Shareholders at the Effective Time.

     At the Effective Time, by virtue of the Merger and without any action on the part of any party, (i) each share of common stock of Acquisition outstanding immediately prior to the Effective Time shall remain outstanding and be unaffected by the Merger, (ii) each share of Intramed Common Stock held by Acquisition prior to the Effective Time shall be cancelled without consideration, and (iii) each share of Intramed Common Stock outstanding immediately prior to the Effective Time, other than the shares held by Acquisition, shall be converted into the right to receive the number of shares of Baxter Common Stock equal to the Exchange Ratio.

     Promptly after the Effective Time, Acquisition shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented the outstanding shares of Intramed Common Stock whose shares converted into the right to receive the Merger Shares a letter of transmittal and instructions for tendering such certificates to Chemical Trust Company of California, as registrar and transfer agent (the "Exchange Agent"). As soon as practicable after the Effective Time, Baxter will deliver to the Exchange Agent for each holder of Intramed Common Stock, certificates representing the number of shares of Baxter Common Stock payable in connection with the Merger as consideration to such holders of Intramed Common Stock. Upon surrender of the certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Baxter Common Stock and the certificate representing Intramed Common Stock so surrendered shall be cancelled.


INTRAMED OPTIONS

     Pursuant to the Reorganization Agreement, all outstanding Intramed Options as of the Effective Time will be replaced by Baxter with Merger Options. In lieu of the issuance of the Merger Options, the Reorganization Agreement provides that Intramed shall offer to each optionholder the right to cancel such optionholder's option in exchange for a payment by Intramed of $.50 per share for each share of Intramed Common Stock underlying such option (whether vested or unvested). As of June ___, 1994, there were options to purchase approximately 60,000 shares of Intramed Common Stock outstanding and holders of options to purchase approximately 359,533 shares of Intramed Common Stock had accepted the offer to cancel their options in exchange for $.50 per share underlying such options. See "Terms of the Merger -- Manner and Basis of Converting Shares and Options."


WARRANTS

     Upon the Effective Date, outstanding warrants to purchase an aggregate of 105,000 shares of Intramed Common Stock shall expire and, in addition, outstanding warrants to purchase 84,000 shares of Intramed Common Stock (the "Intramed Warrants") at an exercise price of $6.60 per share will be assumed by Baxter and converted into warrants to purchase Baxter Common Stock (the "Merger Warrants"). The Merger Warrants shall continue to have, and be subject to, the same terms and conditions set forth in the Intramed Warrants, except that the Merger Warrants will be exercisable for that number of shares of Baxter Common Stock equal to 84,000 multiplied by the Exchange Ratio. The exercise price per share of the Merger Warrants shall equal $6.60 divided by the Exchange Ratio.


CONDITIONS TO THE MERGER AND MODIFICATIONS TO THE REORGANIZATION AGREEMENT

     The effectiveness of the Merger will occur upon the satisfaction or waiver of various conditions set forth in the Reorganization Agreement. The Reorganization Agreement constitutes the final agreement among the parties and may not be modified, and no waiver of any provision or condition may be made, except in writing and signed by the party against whom such variation, modification, waiver or consent is sought, at any time before or after the approval and adoption of the Merger by the Shareholders of Intramed. After such shareholder approval and adoption has been obtained, no modifications of any of the agreements executed in connection with the Merger may be made which by law requires the further approval of the Shareholders of Intramed, without obtaining such further approval.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The Merger should qualify as a tax-free reorganization pursuant to
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, the holders of Intramed Common Stock should not recognize any taxable gain or loss upon their receipt in the Merger of Baxter Common Stock, their aggregate tax basis in the Baxter Common Stock they receive should equal their aggregate tax basis of the Intramed Common Stock they surrender in the Merger and their holding period in the Baxter Common Stock they receive should include the holding period of the Intramed Common Stock they surrender in the Merger, provided that the Intramed Common Stock was held as a capital asset.

     The delivery by Pettis, Tester, Kruse & Krinsky, counsel to Baxter, of an opinion that the Merger will qualify as a tax-free reorganization pursuant to
Section 368(a) of the Code for tax purposes is a condition to the obligations of Baxter, Acquisition and Intramed to consummate the Merger.

     Notwithstanding delivery of such opinion, a successful challenge by the Internal Revenue Service to such tax-free reorganization status of the Merger would result in the Intramed Shareholders recognizing taxable gain or loss with respect to each share of Intramed Common Stock surrendered in the Merger equal to the difference between the holder's basis in such shares of Intramed Common Stock surrendered and the fair market value of the Baxter Common Stock received in the Merger. In such event, a holder's aggregate tax basis in the Baxter Common Stock so received would equal its fair market value and the holding period for such share of Baxter Common Stock would begin the day after the Merger. See "Terms of the Merger -- Certain Federal Income Tax Considerations."


SEVERANCE AGREEMENTS

     Intramed has entered into a separate severance agreement with each of its executive officers effective as of April 1, 1994. Among other things, each severance agreement allows Intramed or Acquisition (following the Effective
Time) to terminate such officer's employment at any time for any reason, provided that certain severance payments are made to such officer by Intramed or Acquisition, as the case may be.

OTHER AGREEMENTS

     Effective May 1, 1994, Baxter and Intramed entered into a distribution agreement under which Intramed granted exclusive distribution rights to Baxter for its products in the United States and its territories and possessions (including Puerto Rico). Baxter and Intramed also entered into a representative agreement, effective May 1, 1994, whereunder Baxter appointed Intramed as its sales representative for certain of its products in the United States and its territories and possessions (including Puerto Rico).

ACCOUNTING TREATMENT

     Baxter intends to treat the Merger as a "purchase" transaction for financial reporting purposes. See "Terms of the Merger -- Accounting Treatment."

RESALES OF BAXTER COMMON STOCK; AFFILIATES

     The Baxter Common Stock to be issued to the Majority Shareholders and the remaining Intramed Shareholders (other than Acquisition) pursuant to the Reorganization Agreement will be freely transferable under the Securities Act of 1933, as amended (the "Act"), except for shares issued to any person who may be deemed to be an "affiliate" of Intramed within the meaning of Rule 145 under the Act. The certificates evidencing Baxter Common Stock issued to affiliates pursuant to the Reorganization Agreement will bear a legend summarizing the restrictions on resale imposed on their Merger Shares unless the affiliate has furnished to Baxter an affidavit to the effect that such affiliate meets certain exemptive provisions of Rule 145 of the Act. See "Terms of the Merger -- Resales of Baxter Common Stock; Affiliates."

GOVERNMENTAL AND REGULATORY APPROVALS

     Under applicable law, Intramed, prior to the Effective Date, or Acquisition, after the Effective Date, may be required to give notification to various state and federal governmental entities of the Merger and to apply for new licenses and permits in the name of Acquisition. Intramed believes that it or Acquisition, as the case may be, will be able to obtain such licenses upon application therefor in the ordinary course. Baxter and Intramed are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable federal and state securities laws.

DISSENTERS' RIGHTS

     Pursuant to Chapter 13 of the California General Corporation Law, holders of shares of Intramed Common Stock are entitled to rights of dissent and appraisal of the value of their shares of Intramed Common Stock in connection with the Merger. The failure of a dissenting shareholder to follow the appropriate procedures in connection with the Merger may result in the termination or waiver of such dissenters' rights. See "Terms of the Merger -- Dissenters' Rights."

                    SUMMARY HISTORICAL FINANCIAL INFORMATION


BAXTER SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data of Baxter has been derived from Baxter's historical financial statements and should be read in connection with such financial statements and notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus.

                   BAXTER SUMMARY CONSOLIDATED FINANCIAL DATA
              (In millions, except per share and statistical data)


                                                                                                   THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                                          ----------------------------------------------------   -----------------
                                           1989       1990(1)    1991       1992       1993(2)    1993       1994
                                           ----       ----       ----       ----       ----       ----       ----
 STATEMENT OF
 INCOME DATA:
 Net sales . . . . . . . . . . . . . . .  $  6,740   $  7,234   $  7,799   $  8,471   $  8,879   $  2,041   $  2,193
 Income (loss) from continuing                 410        (24)       507        561       (268)        57        131
 operations  . . . . . . . . . . . . . .
 Net income (loss) . . . . . . . . . . .       446         40        591        441       (198)       127        131

 Per common share data
      Income (loss) from continuing
      operations . . . . . . . . . . . .      1.37      (0.30)      1.73       1.99      (0.97)      0.20       0.47

      Net Income (loss)  . . . . . . . .      1.50      (0.05)      2.03       1.56      (0.72)      0.45       0.47


 Cash dividends declared per common
      share  . . . . . . . . . . . . . .      0.56       0.64       0.74       0.86       1.00       0.25       0.25



                                                                               DECEMBER 31,
                                                   ---------------------------------------------------------   MARCH 31,
                                                     1989        1990(1)     1991        1992        1993(2)     1994
                                                     ----        ----        ----        ----        ----      --------
 BALANCE SHEET DATA:
 Working capital . . . . . . . . . . . . . . . .   $  1,378    $  1,007    $  1,470    $  1,221    $  1,489    $  1,512
 Capital expenditures (3)  . . . . . . . . . . .        370         417         592         640         605          86
 Net property, plant and equipment . . . . . . .      2,058       2,122       2,387       2,647       2,655       2,633

 Total assets  . . . . . . . . . . . . . . . . .      8,401       8,407       9,171       9,155      10,545      10,503
 Net debt (4)  . . . . . . . . . . . . . . . . .      2,388       2,143       2,336       2,901       3,143       3,145
 Long-term obligations . . . . . . . . . . . . .      2,048       1,727       2,246       2,433       2,800       2,704

 Stockholders' equity  . . . . . . . . . . . . .
      Continuing operations  . . . . . . . . . .      4,032       3,877       4,086       3,795       3,185       3,262
      Discontinued operations  . . . . . . . . .        214         215         287         --          --          --

      Total  . . . . . . . . . . . . . . . . . .      4,246       4,092       4,373       3,795       3,185       3,262
 Total capitalization  . . . . . . . . . . . . .      6,294       5,819       6,619       6,228       5,985       5,966

___________________
(1) Results include a provision for restructuring program costs of $562 million.
(2) Results include a provision for restructuring charges of a pre-tax amount of $700 million and a provision for litigation charges of a pre-tax amount of $330 million.
(3)  Includes additions to the pool of equipment leased or rented to customers.
(4)  Total debt and lease obligations net of cash and equivalents.

INTRAMED SUMMARY FINANCIAL DATA

     The following summary financial data of Intramed has been derived from Intramed's historical financial statements and should be read in connection with such financial statements and notes thereto, which are included elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein.

                         INTRAMED SUMMARY FINANCIAL DATA
              (In thousands, except per share and statistical data)


                                                                                                           Three Months
                                                                 YEAR ENDED DECEMBER 31,                  Ended March 31,
                                             -------------------------------------------------------     -----------------
                                               1989        1990        1991        1992        1993        1993        1994
                                               ----        ----        ----        ----        ----        ----        ----
 STATEMENT OF OPERATIONS DATA:
 Revenues  . . . . . . . . . . . . . . . .   $    366    $  2,260    $  3,126    $  3,260    $  3,077    $    902    $     775
 Net loss  . . . . . . . . . . . . . . . .     (1,336)     (1,717)     (1,579)     (2,135)     (2,145)       (529)      (1,110)
                                             --------    --------    --------    --------    --------    --------    ---------
 Net loss per share  . . . . . . . . . . .      (1.28)      (1.45)      (0.84)      (0.74)      (0.60)      (0.15)       (0.31)



                                                                    DECEMBER 31,
                                             --------------------------------------------------------                MARCH 31,
                                               1989        1990        1991        1992        1993                    1994
                                               ----        ----        ----        ----        ----                    ----
 BALANCE SHEET DATA:

 Total assets  . . . . . . . . . . . . . .   $    378    $  1,361    $  1,358    $  5,706    $  3,390                $   2,618
 Advances from C.R. Bard, Inc. . . . . . .        300         829         835         --          --                       --
 Redeemable, convertible preferred shares.      1,213       3,180       4,190         --          --                       --


                                  RISK FACTORS

     In addition to other information in this Prospectus, the following factors should be considered carefully by Intramed Shareholders in evaluating Baxter and its business before voting on the matters described herein and thereby agreeing to accept the Merger Shares and Merger Options offered hereby in exchange for their Intramed Common Stock and Intramed Options.


UNCERTAINTIES RELATED TO THE MERGER

     There can be no assurance that Baxter will be successful in integrating Intramed's business into its own, that the combined companies will retain their key technical and management personnel or that Baxter will realize any of the other anticipated benefits of the Merger.


HEALTH-CARE MARKETPLACE

     There is a fundamental change occurring in the United States health-care system and significant change occurring in Baxter's marketplace. Competition among all health-care providers is becoming much more intense as they attempt to gain patients on the basis of price, quality and service. Each is under pressure to decrease the total cost of health-care delivery, and therefore, is looking for ways to reduce materials handling costs, decrease supply utilization, increase product standardization per procedure, and to closely control capital expenditures. There has been increased consolidation in Baxter's customer base and by its competitors and these trends are expected to continue. In recent years, Baxter's overall price increases have been below the increases in the Consumer Price Index, and these industry trends may inhibit Baxter's ability to increase its supply prices in the future.

     A decade ago, significant changes began taking place in the funding and delivery of health-care throughout the world. Continuing cost containment efforts by national governments and other health-care payors are restructuring health-care delivery systems; and accelerating cost pressures on hospitals are resulting in increased out-patient and alternate-site health-care service delivery and a focus on cost-effectiveness and quality. These forces increasingly shape the demand for, and supply of, medical care.

     The changes in the United States market began when Congress adopted legislation to limit reimbursement for treatment of Medicare patients. The previous system reimbursed hospitals for the reasonable costs of services. Under the prospective reimbursement system, hospitals are reimbursed at a fixed rate based on the patient's particular diagnosis, regardless of actual costs incurred.

     Many private health-care payors have adopted similar reimbursement plans and are providing other incentives for consumers to seek lower cost care outside the hospital. Many corporations' employee health plans have been restructured to provide financial incentives for patients to utilize the most cost-effective forms of treatment (managed care programs, such as health maintenance organizations, have become more common); and physicians have been encouraged to provide more cost-effective treatments.

     With the change of administrations in Washington, and continuing throughout 1994, significant national attention is being focused on the costs and shortcomings of the United States' health-care financing and delivery system. Specifically, and as a result of this attention, the Clinton Administration is in the process of proposing legislation aimed at restructuring health-care funding in the United States. Based on information presently available to Baxter, there will be no material adverse impact upon Baxter's business or financial condition if these measures are enacted. Baxter continues to believe that its strategy of providing unmatched service to its health-care customers and achieving the best overall cost in its delivery of health-care products and services is compatible with any restructuring of the United States health-care system which may ultimately occur.

     The future financial success of suppliers, such as Baxter, will depend on their ability to work with hospitals to help them enhance their competitiveness. Baxter believes it can help hospitals achieve savings in the total supply system by automating supply-ordering procedures, optimizing distribution networks, improving materials management and achieving economies of scale associated with aggregating supply purchases.


UNCERTAINTY OF GOVERNMENT REGULATION

     As a provider of health-care supplies and services, Baxter is subject to certain federal and state laws and regulations. Most products manufactured or sold by Baxter in the United States are subject to regulation by the Food and Drug Administration ("FDA"), as well as by other federal and state agencies. The FDA regulates the introduction and advertising of new drugs and devices as well as manufacturing procedures, labeling and record keeping with respect to drugs and devices. The FDA has the power to seize adulterated or misbranded drugs and devices or to require the manufacturer to remove them from the market and the power to publicize relevant facts. From time to time, Baxter has removed products from the market that were found not to meet acceptable standards. This may occur in the future. Similar product regulatory laws are found in most other countries where Baxter does business.


COMPETITION

     Although no single company competes with Baxter in all of its industry segments, Baxter is faced with substantial competition in all of its markets. The changing health-care environment in recent years has led to increasingly intense competition among health-care suppliers. Competition is focused on price, service and product performance. Pressure in these areas is expected to continue, although Baxter believes that its cost position will continue to benefit from improvements in manufacturing technology and increased economies of scale.

LEGAL PROCEEDINGS

          As of March 31, 1994, Baxter was a defendant, together with other defendants, in 4,517 lawsuits and had 1,689 pending claims from individuals, all of which seek damages for injuries allegedly caused by silicone mammary prostheses ("mammary implants") manufactured by the American Heyer-Schulte division of American Hospital Supply Corporation ("American"). Baxter's responsibility for mammary implants results from the American Heyer-Schulte division of American which manufactured these products from 1974 until 1984, at which time the products and related assets were sold to Mentor Corporation. American retained the product liability responsibility for products sold before the divestiture, and that responsibility was assumed by a subsidiary of Baxter as part of its 1985 acquisition of American. Baxter has never manufactured this product nor does it have any of the product in its inventory.

     The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments, including non-specific autoimmune disease, scleroderma, lupus, rheumatoid arthritis, fibromyalgia, mixed connective tissue disease, Sjogren's Syndrome, dermatomyositis, polymyositis, and chronic fatigue. The comparable number of cases and claims was 137 as of December 31, 1991, 1,612 as of December 31, 1992 and 4,870 as of December 31, 1993. In 1991, 76 cases and claims were disposed of; in 1992, 309 cases and claims were disposed of; in 1993, 634 cases and claims were disposed of; and in the first quarter of 1994, 98 cases and claims were disposed of.

     In addition to the individual suits against Baxter, a class action on behalf of all women with mammary implants filed against all manufacturers of such implants has been conditionally certified and is pending in the United States District Court for the Northern District of Alabama (DANTE, ET AL., V. DOW CORNING, ET AL., U.S.D.C., N. Dist., Ala., 92-2589; part of IN RE: SILICONE GEL BREAST IMPLANT PRODUCT LIABILITY LITIGATION, U.S.D.C., N. Dist. Ala., MDL 926, (U.S.D.C., N. Dist. Ala., CV 92-P-10000-S)). Another class action has been certified and is pending in state court in Louisiana (SPITZFADDEN, ET AL., V. DOW CORNING CORP., ET AL., Dist. Ct., Parish of Orleans, 92-2589). Baxter also has been named in three purported additional class actions, none of which is currently certified. (BARCELLONA, ET AL., V. DOW CORNING, ET AL., U.S.D.C., Mich., 9300 72045 DT and MOSS, ET AL., V. DOW CORNING, ET AL., U.S.D.C., Minn., 92-P-10560-S, both of which have been transferred to and are part of IN RE:
SILICONE GEL BREAST IMPLANT PRODUCT LIABILITY LITIGATION, U.S.D.C., N. Dist. Ala., MDL-926 for discovery purposes, and DOE, ET AL., V. INAMED CORPORATION, ET AL., Circuit Ct., Dade County, Fla., 92-07034.) A suit seeking class certification on behalf of all residents of the Province of Ontario, Canada, who received Heyer-Schulte implants has also been filed (BURKE, V. AMERICAN HEYER-SCHULTE, ET AL., Ontario Prov. Court, Gen. Div., 15981/93.)

     Additionally, Baxter has been served with a purported class action brought on behalf of children allegedly exposed to silicone in utero and through breast milk. (FEUER, ET AL., V. MCGHAN, ET AL., U.S.D.C., E. Dist. N.Y., 93-0146.) The suit names all mammary implant manufacturers as defendants and seeks to establish a medical monitoring fund.

     These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Many of the cases and claims are at very preliminary stages, and Baxter has not been able to obtain information sufficient to evaluate each case and claim.

     There also are issues concerning which of Baxter's insurers is responsible for covering each matter and the extent of Baxter's claims for contribution against third parties. Baxter believes that a substantial portion of the liability and defense costs related to mammary implant cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of Baxter's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Baxter has been, and will continue to be, engaged in active negotiations with its insurers concerning coverages and the settlement described below. Also, some of the mammary implant cases pending against Baxter seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. On February 7, 1994, Baxter filed suit against all of the insurance companies which issued product liability policies to American, American Heyer-Schulte and Baxter for a declaratory judgment that: the policies cover each year of injury or claim; Baxter may choose among multiple coverages; coverage begins with the date of implant; and legal fees and punitive damages are covered. Subsequently, certain of Baxter's product liability insurance carriers filed suit against Baxter and all of its other carriers for a declaratory judgment to define various terms in Baxter's insurance policies, the extent of Baxter's coverage, the date of the occurrences giving rise to coverage, and the relative liabilities of the various insurance carriers involved.

     Representatives of the plaintiffs and defendants in these cases have negotiated a global settlement of the issues under the jurisdiction of the Court in the DANTE V. DOW CORNING, ET AL. case. The monetary provisions of the settlement proposal providing compensation for all present and future plaintiffs and claimants based on a series of specific funds and scheduled medical conditions have been agreed upon by most of the significant defendants and representatives of the plaintiffs. Under the proposal, the total of all of the specific funds, which would be paid-in and made available over approximately thirty years following final approval of the settlement by the Courts, is capped at $4.75 billion. The settling defendants have agreed to fund $4.255 billion of this amount. Baxter's share of this settlement has been established by the settlement negotiations at $556 million. This settlement is subject to a series of court proceedings, including a court review of its fairness, and the opportunity for individual plaintiffs and claimants to elect to remove themselves from the settlement ("opt-out"). At present, Baxter is not able to estimate the nature and extent of its potential future liability with respect to opt-outs.

     In the fourth quarter of 1993, Baxter accrued $556 million for its estimated liability resulting from a potential global settlement of the mammary implant class action and recorded a receivable for estimated insurance recovery of $426 million, resulting in a net charge of $130 million. The reserves for the settlement do not include any provisions for opt-outs and are in addition to the general reserves for the mammary implant cases discussed below.

     In connection with its acquisition of American, Baxter had established reserves at the time of the merger for product liability, including mammary implant cases and claims. At March 31, 1994, the reserve allocated to mammary implant cases and claims was approximately $34 million. Based on current information, management believes that this reserve represents Baxter's minimum net exposure in connection with future mammary implant cases and claims beyond the effect of the global settlement described above.

     Upon resolution of any of the uncertainties concerning these cases, Baxter may ultimately incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on Baxter's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on Baxter's consolidated financial position.

     As of March 31, 1994, Baxter was a defendant, together with other defendants, in 148 lawsuits, and has one pending claim, in the United States and Canada involving individuals who have hemophilia, or their representatives. Those cases and claim seek damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII and IX derived from human blood plasma processed by Baxter. Furthermore, 58 lawsuits seeking damages based on similar allegations are pending in Ireland, Japan and Germany.

     The typical case or claim alleges that the individual with hemophilia was infected with HIV by infusing Factor VIII or Factor IX concentrates ("Factor Concentrates") containing HIV. The total number of cases and claims asserted against Baxter as of December 31, 1991, was 16, as of December 31, 1992, was 52, and as of December 31, 1993, was 178. In 1991, 11 cases and claims were disposed of; in 1992, 9 cases and claims were disposed of; in 1993, 11 cases and claims were disposed of; and in the first quarter of 1994, 14 cases and claims were disposed of.

     In addition to the individual suits against Baxter, a purported class action was filed on September 30, 1993, on behalf of all U.S. residents with hemophilia (and their families) who were treated with Factor Concentrates and who allegedly are infected with HIV as a result of the use of such Factor Concentrates. This lawsuit was filed in the United States District Court for the Northern District of Illinois (WADLEIGH, ET AL., V. RHONE-POULENC RORER, ET AL., U.S.D.C., N. Dist., Ill. 93C 5969). A state-wide class action also has been filed on behalf of all New Jersey residents with hemophilia and HIV. (D.K., ET AL., V. ARMOUR PHARMACEUTICAL COMPANY, ET AL., Sup. Ct., Middlesex County, N.J., L8134-93.) Neither class action has yet been certified.

     Many of the cases and claims are at very preliminary stages, and Baxter has not been able to obtain information sufficient to evaluate each case and claim. In most states, Baxter's potential liability is limited by laws which provide that the sale of blood or blood derivatives, including Factor Concentrates, is not the sale of a "good," and thus is not covered by the doctrine of strict liability. As a result, each claimant will have to prove that his or her injuries were caused by Baxter's negligence. The WADLEIGH case alleges that Baxter was negligent in failing: to use available purification technology; to promote research and development for product safety; to withdraw Factor Concentrates once it knew or should have known of viral contamination of such concentrates; to screen plasma donors properly; to recall contaminated Factor Concentrates; and to warn of risks known at the time the product was used. Baxter denies these allegations and will file a challenge to the class proceedings later in 1994. Baxter is not able to estimate the nature and extent of its potential or ultimate future liability with respect to these cases and claims, but as a result of settlement discussions and opinions of litigation counsel, has established the reserve described below.

     Baxter believes that a substantial portion of the liability and defense costs related to anti-hemophilic factor concentrates cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of Baxter's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Zurich Insurance Co. ("Zurich"), one of Baxter's comprehensive general liability insurance carriers, on February 1, 1994, filed a suit against Baxter seeking a declaratory judgment that the policies it had issued do not cover the losses that Baxter has notified it of for a number of reasons, including that Factor Concentrates are products, not services, and are, therefore, excluded from the policy coverage, and that Baxter has failed to comply with various obligations of tender notice and the like under the policies. On February 8, 1994, Baxter filed suit against all of the insurance companies which issued comprehensive general liability and product liability policies to Baxter for a declaratory judgment that the policies for all of the excess carriers covered both products and services. In that suit, Baxter also sued Zurich for failure to defend it and Zurich and Columbia Casualty Company for failure to indemnify it.

     Baxter has notified its insurers concerning coverages and the status of the cases. Also, some of the anti-hemophilic factor concentrate cases pending against Baxter seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. Accordingly, Baxter is not currently in a position to estimate the amount of its potential future recoveries from its insurers, but has estimated its recovery with respect to the reserves it has established.

     Baxter is vigorously defending each of the cases and claims against it. At the same time, Baxter will continue to seek ways to resolve pending and threatened litigation concerning these issues through a negotiated resolution.

     In Canada, the provincial governments created a settlement fund to which all of the fractionators, including Baxter, have contributed. Baxter's contribution to the fund was approximately $3 million. Those Canadian claimants who avail themselves of this fund must sign releases in favor of Baxter against further litigation. The period in which to file a claim against the fund expired on March 15, 1994.

     In the fourth quarter of 1993, Baxter accrued $131 million for its estimated worldwide liability for litigation and settlement expenses involving anti-hemophilic Factor Concentrate cases, and recorded a receivable for insurance coverage of $83 million, resulting in a net charge of $48 million. The expense of the Canadian settlement is covered by this reserve.

     Upon resolution of any of the uncertainties concerning these cases, or if Baxter, along with the other defendants, enters into a comprehensive settlement of the class actions described above, Baxter may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on Baxter's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on Baxter's consolidated financial position.

     Most of the individuals who served as directors of American in 1985, including Mr. Cathcart and Ms. Evans, who currently are directors of Baxter, are defendants in a pending lawsuit filed as a derivative action. LEWIS V. BAYS, ET AL. was filed on March 23, 1990, in the Circuit Court of Cook County, Illinois. The plaintiffs allege breach of fiduciary duty claims relating to American's buyout of an agreement with Hospital Corporation of American ("HCA") in connection with Baxter's merger with American in 1985.

     On April 12, 1994, the parties in this case filed a settlement agreement with the court for approval. The Court entered a preliminary order of fairness, and, on April 26, 1994, Baxter began notifying its stockholders of the settlement. A final hearing to approve the settlement is scheduled for June 15, 1994. Management believes that the terms of any possible resolution will not have a material adverse effect on Baxter's results of operations or consolidated financial position.

     Baxter Healthcare Corporation ("BHC") is one of ten defendants named in a purported class action filed in August 1993, on behalf of all medical and dental personnel in the State of California who suffered allergic reactions to natural rubber latex gloves and other protective equipment or who have been exposed to natural rubber latex products. (KENNEDY, ET AL., V. BAXTER HEALTHCARE CORPORATION, ET AL., Sup. Ct., Sacramento Co., Cal., #535632). The case alleges that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. The Court granted the defendants' demurrer to the complaint which challenged the class action allegations. The Court also granted the plaintiffs' leave to file an amended complaint. The Court granted the defendants' demurrer to the amended complaint and again granted the plaintiffs leave to file a second amended complaint. The defendants' demurrer to the second amended complaint is presently before the Court. The defendants have also requested, if the Court grants the demurrer, that a further order be entered dismissing the class action allegations with prejudice, operating as a final judgment on that issue. In April 1994, a similar purported class action, GREEN, ET AL. V. BAXTER HEALTHCARE CORPORATION, ET AL., (Cir. Ct., Milwaukee Co., WI) was filed in Wisconsin against Baxter and three other defendants. The defendants are preparing a response to that complaint. Management believes that the outcome of these matters will not have a material adverse effect on Baxter's results of operations or consolidated financial position.

     All of the individuals who served as directors of Baxter as of September 1, 1993, as well as Lester B. Knight, executive vice president of Baxter, are named as defendants in a pending lawsuit ostensibly filed as a "demand excused" derivative action. SEIGEL V. LOUCKS, ET AL., was filed September 15, 1993, in the Court of Chancery in New Castle County, Delaware Cir. Ct., New Castle Co., Del., Cir. Act #13130. On October 24, 1993, a substantially identical complaint was filed in the same court by Bartholomew J. Millano. The two complaints have been consolidated. The plaintiffs allege, among other things, that the directors failed to oversee management in connection with actions which are the basis for the dispute between Baxter and the DVA which are described above, failed to prevent such actions, and failed to create a compliance program to prevent or detect such actions. The complaint seeks to recover alleged damages incurred by Baxter as the result of lost sales due to the proposed debarment discussed above, as well as the compensation paid to Messrs. Gantz, Knight, Loucks and Tobin since 1991. Baxter and its directors have filed motions to dismiss the suit, have answered the complaint and have filed a counterclaim seeking to permanently bar and enjoin the plaintiff from prosecuting this case because her claims have been disposed of and barred in a prior suit against Baxter.

     Baxter has been named as a potentially responsible party for clean-up costs at 18 hazardous waste sites. Baxter was a significant contributor to waste disposed on only one of these sites, the Thermo-Chem site in Muskegon, Michigan. Baxter expects that the total clean-up costs for this site will be between $37 million and $82 million, of which Baxter's share will be approximately $5 million. This amount has been reserved and reflected in Baxter's financial statements.

     In all of the other sites, Baxter was a minor contributor and, therefore, does not have information on the total clean-up costs. Baxter has, however, in most of these cases been advised by the potentially responsible party of its roughly estimated exposure at these sites. Those estimated exposures total approximately $5 million. This amount has been reserved and reflected in Baxter's financial statements.

     Baxter is a defendant in a number of other claims, investigations and lawsuits. Based on the advice of counsel, management does not believe that the other claims, investigations and lawsuits individually or in the aggregate, will have a material adverse effect on Baxter's operations or its consolidated financial condition.

                        THE MEETINGS, VOTING AND PROXIES


SPECIAL MEETING OF SHAREHOLDERS OF INTRAMED

     DATE, TIME AND PLACE OF SPECIAL MEETING

     The Intramed Special Meeting will be held at the principal executive offices of Intramed located at 11100 Roselle Street, San Diego, California at 9:00 a.m., local time on June __, 1994.

     PURPOSE OF THE MEETING

     The purpose of the Intramed Special Meeting is to consider and vote upon the approval and adoption of the Reorganization Agreement and the approval of the Merger (the "Intramed Proposal"). The Reorganization Agreement provides that Intramed shall be merged with and into Acquisition, a wholly-owned subsidiary of Baxter, which has acquired a controlling interest in Intramed from the Majority Shareholders and contributed such shares to Acquisition. At the Effective Time, (i) the Majority Shareholders shall receive their portion of the Merger Shares based upon the Exchange Ratio, (ii) each then outstanding share of Intramed Common Stock (other than the shares of Intramed Common Stock held by Acquisition) will be converted into the right to receive Merger Shares at the Exchange Ratio, (iii) each then outstanding option to purchase Intramed Common Stock will be replaced by Baxter with a Merger Option exercisable for the number of shares of Baxter Common Stock equal to the number of shares of Intramed Common Stock for which such Intramed option was exercisable multiplied by the Exchange Ratio (at an exercise price which has been adjusted such that the aggregate exercise price of all Merger Options shall equal the aggregate exercise price of all outstanding options to purchase Intramed Common Stock assumed by Baxter at the Effective Time), and (iv) Acquisition, as the surviving entity, will be a wholly-owned subsidiary of Baxter.


     INTRAMED RECORD DATE AND OUTSTANDING SHARES

     Shareholders of record as shown on the books of Intramed as of the Intramed Record Date are entitled to consider the Intramed Proposal. On the Intramed Record Date, there will be approximately 75 holders of Intramed Common Stock, with 1,483,034 shares of Intramed Common Stock issued and outstanding (other than the 2,081,555 shares of Intramed Common Stock held by Acquisition) and one holder of options to purchase Intramed Common Stock, with options to purchase approximately 60,000 shares of Intramed Common Stock outstanding.


     VOTING OF PROXIES

     All properly executed proxies that are not revoked will be voted at the Intramed Special Meeting in accordance with the instructions contained therein. Proxies returned and containing no instructions regarding the Intramed Proposal will be voted "for" such proposal in accordance with the recommendation of the Intramed Board of Directors. A Shareholder who has executed and returned a proxy may revoke it at any time before it is voted at the Intramed Special Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of Intramed stating that the proxy is revoked or by attending the Intramed Special Meeting and voting in person.

     VOTE REQUIRED

     The Intramed Board of Directors is soliciting the affirmative vote of a majority of the outstanding shares of Intramed Common Stock for approval of the Intramed Proposal. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Intramed Common Stock constitutes a quorum at the Intramed Special Meeting. Abstentions will not be counted for purposes of determining whether a quorum is present at the Intramed Special Meeting and will have the effect of a negative vote.

     Acquisition holds an aggregate of 2,081,555 shares of Intramed Common Stock, representing a majority of the shares of Intramed Common Stock as of the Intramed Record Date, and intends to vote in favor of the Intramed Proposal. ACCORDINGLY, APPROVAL OF THE INTRAMED PROPOSAL BY HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF INTRAMED COMMON STOCK IS ASSURED WHETHER OR NOT ANY OTHER SHAREHOLDER AFFIRMATIVELY VOTES TO APPROVE THE INTRAMED PROPOSAL.


     DISSENTERS' RIGHTS

     Pursuant to Chapter 13 of the California General Corporation Law, holders of Intramed Common Stock are entitled to rights of dissent and appraisal of the value of their shares of Intramed Common Stock in connection with the Merger. The failure of a dissenting shareholder to follow the appropriate procedures in connection with the Merger may result in the termination or waiver of such dissenters' rights. See "Terms of the Merger -- Dissenters' Rights."


                       THE MERGER AND RELATED TRANSACTIONS

REASONS FOR THE MERGER

     In discussions which led to the signing of the Reorganization Agreement, the respective management teams of Baxter and Intramed identified a number of potential joint benefits resulting from the Merger that they believe will contribute to the success of the combined entity. The specific potential benefits of the Merger identified by Intramed and Baxter include:

     - EXPANDED MARKETING AND DISTRIBUTION OPPORTUNITIES AND CAPABILITIES. The Merger is expected to broaden the marketing and distribution capabilities of the combined entity on a worldwide basis. For example, the combination of Intramed's and Baxter's sales forces in the United States will provide expanded coverage for both companies' product lines. In addition, Baxter's international presence will provide sales coverage in countries not currently addressed by Intramed.

     - PRODUCT LINE EXPANSION. The product lines of Intramed and Baxter are complementary. The Merger should allow the combined entity to provide a broader line of products, an increasingly important benefit in today's health-care environment.

     - SHARED EXPERTISE. The combined entity will have the ability to share technical and industry expertise and information, and to focus resources on emerging technologies. The combined entity will also have access to an expanded pool of experienced management from both Baxter and Intramed.


BAXTER'S REASONS FOR THE MERGER

     In addition to the anticipated benefits described above, Baxter's management believes that the acquisition is a significant strategic opportunity for Baxter. Among the factors considered by the Finance Committee of Baxter's Board of Directors in evaluating the Merger were the following:

     - AUGMENTATION OF SALES FORCE. Intramed currently has direct sales representatives for the domestic distribution of its vascular surgery products. Baxter anticipates that the addition of Intramed's sales capabilities to its existing direct sales force will build a sufficient critical mass for direct sales of its vascular products.

     - EXPANSION OF VASCULAR PRODUCT LINE. Although Baxter currently manufactures and sells a portfolio of vascular products, the addition of Intramed's specialty vascular products will broaden the range of products offered by Baxter. By adding this new range of specialty vascular products, Baxter's strategy is to differentiate its vascular product line from the competition and to increase market share.

     - MANAGEMENT STRENGTH. The strength of Intramed's management team, led by Mr. Foster, was considered by Baxter as an important component of the value of Intramed to Baxter. It is anticipated that Intramed's management team will remain substantially in place following the effectiveness of the Merger.


INTRAMED'S REASONS FOR THE MERGER

     The Board of Directors of Intramed believes that the following are additional reasons for the Merger:

     - EXPANSION OF U.S. SALES AND MARKETING. The Merger will provide Intramed with access to increased resources to allow expansion of the U.S. sales and marketing efforts in Intramed's primary vascular surgery market.

     - PRODUCT AND MARKETING SYNERGIES. The combination of Baxter's vascular surgery products with Intramed's products will provide greater flexibility to Intramed in effectively marketing its products and in establishing customer relationships in the vascular surgery market.

     - ACCESS TO INTERNATIONAL MARKETS. The Merger will provide sales coverage for Intramed's products in international markets (which Intramed has not addressed) through Baxter's international sales organizations.

     - ADDITIONAL RESOURCES TO DEVELOP NEW PRODUCTS. The Merger will provide additional resources to focus on new development programs which can add significantly to future sales growth.

INTRAMED BOARD RECOMMENDATION

     Intramed's Board of Directors believes that the Merger is in the best interests of Intramed and its Shareholders and therefore has unanimously approved the Reorganization Agreement and the transactions contemplated thereby. The Board of Directors recommends that the Shareholders of Intramed vote in favor of the Intramed Proposal.


OPINION OF FINANCIAL ADVISOR

     Intramed has engaged Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey") to render an opinion to the Board of Directors of Intramed as to the fairness to the Intramed Shareholders, from a financial point of view, of the Merger Shares to be paid to the Intramed Shareholders pursuant to the terms of the Reorganization Agreement. On March 30, 1994, Houlihan Lokey delivered to the Board of Directors of Intramed its written opinion dated March 30, 1994 that, based upon and subject to the matters set forth in the opinion, the consideration to be paid to the Intramed Shareholders in the Merger is fair to the Intramed Shareholders from a financial point of view. On June __, 1994, Houlihan Lokey reconfirmed such opinion as of June __, 1994 to the Intramed Board of Directors.

     THE SUMMARY OF THE MARCH 30, 1994 OPINION OF HOULIHAN LOKEY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE FORM OF THE OPINION OF HOULIHAN LOKEY DATED MARCH 30, 1994 IS ATTACHED HERETO AS ANNEX B. HOLDERS OF INTRAMED COMMON STOCK ARE URGED TO READ THE HOULIHAN LOKEY OPINION IN ITS ENTIRETY FOR FURTHER INFORMATION AS TO THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND OTHER ASPECTS OF THE REVIEW BY HOULIHAN LOKEY.

     Houlihan Lokey did not, and was not requested by the Board of Directors of Intramed to, make any recommendations as to the form or amount of consideration to be paid to the Intramed Shareholders in the Merger, which issues were resolved in arm's-length negotiations between Baxter and Intramed. Houlihan Lokey did not participate in these negotiations. Houlihan Lokey's opinion does not constitute an opinion as to the price at which the Baxter Common Stock will actually trade at any time. No restrictions or limitations were imposed by the Intramed Board of Directors upon Houlihan Lokey with respect to the investigations made or the procedures followed by Houlihan Lokey in rendering its opinions.

     In arriving at its opinion, Houlihan Lokey reviewed the Reorganization Agreement and also reviewed financial and other information that was publicly available or furnished to Houlihan Lokey by Baxter or Intramed, including information provided during discussions with the management of Intramed, audited financial statements and other information of Intramed for the fiscal years ended December 31, 1992 through 1993 and company-prepared interim financial statements for the two month periods ended February 28, 1993 and 1994. Houlihan Lokey also reviewed the historical market prices and trading volume for Intramed's publicly traded securities, a February 1, 1994 letter from Olav Bergheim, President, Cardiovascular Group, Corporate Vice President of Baxter, to Stuart Foster, President and Chief Executive Officer of Intramed, presenting certain proposed terms under which Baxter would consider acquiring Intramed and forecasts and projections prepared by Intramed's management with respect to Intramed for the years ended December 31, 1994 through 1998. Houlihan Lokey also visited certain facilities and business offices of Intramed and conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

     In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to Houlihan Lokey by Intramed's management have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Intramed. Upon the instruction of Intramed, Houlihan Lokey also assumed that the market price of the Baxter Common Stock at the Effective Time represents the cash value equivalent of $9.7 million. Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to Intramed and does not assume any responsibility with respect to it. Houlihan Lokey did not make any physical inspection or independent appraisal of any of the specific properties or assets of Intramed.

     Houlihan Lokey is not affiliated with either Baxter or Intramed. Houlihan Lokey's opinion is based on business, economic, market and other conditions as they existed as of March 30, 1994.


MATERIAL CONTACTS

     Initial discussions between Mr. Foster and Mr. Bergheim concerning the possibility of a business combination took place on August 20, 1993. As a result of that meeting, several members of Baxter Cardiovascular Group management, including Mr. Bergheim, visited Intramed on August 30, 1993 to continue discussions, meet the members of Intramed's management team and tour the facility. At that meeting, the parties agreed that further discussions should occur to determine the strategic fit between the Intramed vascular product line and the goals for the Vascular Systems Division of Baxter Cardiovascular Group. The parties agreed to explore the options to take advantage of this potential strategic fit, including a possible acquisition of Intramed by Baxter.

     These events were discussed by the Intramed Board of Directors at a meeting on September 9, 1993 and agreement was reached to continue discussions. Mr. Bergheim and John Kehl, Baxter Cardiovascular Vice President/Controller, met on September 10, 1993 with Mr. Foster and John Walker, Intramed Chairman, to further explore the situation. That meeting resulted in execution of a Confidentiality Agreement between the two companies on September 22, 1993 in order for Intramed to provide Baxter with certain non-public information.

     From September 23, 1993 through November 4, 1993, the senior management of the two companies held three formal meetings and numerous telephone conversations. The parties made presentations to each other concerning each company's business and their respective views of the strategic benefits of a combination. Also discussed was the potential impact of a combination on their respective businesses, as well as the risks it would pose.

     On November 30, 1993, at a regularly scheduled Intramed Board meeting, Mr. Foster briefed the Intramed Board of Directors regarding the possibility of an acquisition of Intramed by Baxter. The Intramed Board appointed an executive committee consisting of Mr. Foster, Mr. Walker, and Barry Taylor of Wilson, Sonsini, Goodrich & Rosati, legal counsel to Intramed, to continue discussions with Baxter. In addition, the Board requested Mr. Foster to explore with two other companies the possibility for an acquisition of Intramed and to pursue as a separate alternative raising additional equity capital which was needed in the immediate future.

     From that time through January 1994, additional telephone conversations took place between Mr. Foster and Mr. Bergheim regarding the terms of a possible acquisition. A telephone meeting with the Intramed Board of Directors was held on January 14, 1994 to consider the potential terms of the proposed transactions. This meeting resulted in Mr. Foster contacting Baxter and asking for a letter of interest outlining principal terms.

     On February 1, 1994, Mr. Bergheim of Baxter sent a letter to Stuart Foster of Intramed which outlined the principal terms under which Baxter was prepared to negotiate a letter of intent or definitive agreement. The letter did not specify, and the parties had yet to discuss, whether the structure of the proposed acquisition of Intramed by Baxter would be in the form of an asset acquisition or a stock acquisition.

     On February 8, 1994, an initial meeting was held in Irvine to discuss Baxter's proposal of the principal terms for the acquisition. In attendance at the meeting were Mr. Foster and Mr. Taylor, representing Intramed, Mr. Bergheim, Mr. Kehl and Esther Kim, corporate counsel, representing Baxter and Alan Pettis of Pettis, Tester, Kruse & Krinsky, counsel for Baxter. At that point, Intramed requested assurances that it would have adequate funding if Baxter did not sign a definitive agreement at the end of the negotiations. Accordingly, the parties discussed the terms under which Baxter would provide interim funding to Intramed.

     Following this meeting, Mr. Foster discussed the proposed transactions with Mr. Walker and also contacted the other directors. Mr. Foster also informed the directors of the results of his efforts in December 1993 and January 1994 to raise additional equity capital, which indicated the Company could raise $1.0 to $1.5 million of capital at $.75 to $1.00 per share together with warrants. Mr. Foster also noted that he was unable to obtain a proposal from any other company to acquire Intramed.

     As a result of these discussions, Baxter and Intramed negotiated and executed a funding agreement dated February 21, 1994, pursuant to which Baxter committed to either purchase stock or provide a $500,000 bridge loan to Intramed to be repaid in 90 days if Baxter did not enter into a definitive agreement by April 1, 1994. The parties then commenced negotiations leading to the execution of the Reorganization Agreement.

     On February 22, 1994, the Intramed Board of Directors met to continue discussion of the proposed terms. The Board directed that a fairness opinion be solicited and that the proposed terms be considered as compared to the option of raising additional funding through a private placement.

     Negotiations toward execution of a definitive agreement continued. The Board of Directors of Intramed reviewed this agreement, received the fairness opinion from Houlihan Lokey, and unanimously approved the terms of a definitive agreement at a meeting on March 28, 1994.

     On March 30, 1994, Baxter's Finance Committee of the Board of Directors approved the transactions and the Reorganization Agreement was executed by Baxter, Intramed and the Majority Shareholders. A press release was issued describing the Merger and related transactions that afternoon.

                               TERMS OF THE MERGER

EFFECTIVE DATE OF THE MERGER

     The Reorganization Agreement provides that the Merger will become effective upon the filing of an Agreement of Merger contemplated therein with the Secretaries of State of the States of Delaware and California in accordance with the Delaware General Corporation Law and the California General Corporation Law. It is anticipated that if the Reorganization Agreement is approved and adopted at the Intramed Special Meeting and all other conditions of the Merger have been fulfilled or waived, the Effective Date will occur on the date on which the Intramed Special Meeting has been scheduled, or on a date as soon as practicable thereafter.

MANNER AND BASIS OF CONVERTING SHARES AND OPTIONS

TERMS OF THE MERGER

     At the Effective Time, Intramed will merge with and into Acquisition, with Acquisition remaining as the surviving entity, and all shares of Intramed Common Stock (excluding the shares of Intramed Common Stock held by Acquisition) will be converted into an aggregate of approximately 183,896 shares (based upon the per share purchase price of $2.7215 and assuming an Exchange Ratio of .124) of Baxter Common Stock. This is the same per share purchase price to be paid to the Majority Shareholders in connection with the purchase of their shares of Intramed Common Stock by Baxter pursuant to the Reorganization Agreement, who will receive an aggregate of approximately 258,113 shares (based upon the per share purchase price of $2.7215 and assuming an Exchange Ratio of .124) of Baxter Common Stock at the Effective Time. The 442,009 shares of Baxter Common Stock to be received by the Majority Shareholders and the shareholders of Intramed (other than Acquisition) as of the Effective Time are referred to as the "Merger Shares." In addition, all outstanding options to purchase Intramed Common Stock will be replaced by Baxter at the Effective Time with options exercisable for an aggregate of approximately 7,440 shares (assuming an Exchange Ratio of .124) of Baxter Common Stock (the "Merger Options"). See "Intramed Options" below.

EXCHANGE RATIO

     The table below sets forth the approximate number of shares of Baxter Common Stock that would be issued for each share of Intramed Common Stock assuming the following Baxter Stock Values (as defined below):


                                              Baxter Stock Values
                              -------------------------------------------------
                              $21    $22    $23    $24    $25    $26    $27
                              -------------------------------------------------

Exchange Ratio                .130   .124   .118   .113   .109   .105   .101


     The actual number of Merger Shares to be issued at the Effective Time shall be equal to (a) the number of issued and outstanding shares of Intramed Common Stock at the Effective Time (including the shares of Intramed Common Stock purchased by Baxter from the Majority Shareholders pursuant to the Reorganization Agreement and contributed to Acquisition) multiplied by (b) the quotient of (i) 2.7215 divided by (ii) the average closing price of a share of Baxter Common Stock for the ten trading days immediately prior to the Effective Time, as reported on the New York Stock Exchange (the "Baxter Stock Value"), as adjusted to reflect any stock split, reverse split, stock dividend, reorganization, recapitalization or like change with respect to Baxter Common Stock or Intramed Common Stock prior to the Effective Time. Such quotient is referred to herein as the "Exchange Ratio." The number of Merger Options to be issued in the Merger shall be equal to (a) the number of issued and outstanding options to purchase Intramed Common Stock at the Effective Time multiplied by
(b) the Exchange

Ratio. On May 18, 1994, the closing price of Baxter Common Stock as reported on the New York Stock Exchange was $26.00.


CONVERSION OF INTRAMED COMMON STOCK INTO BAXTER COMMON STOCK

     Based upon the number of shares of Baxter Common Stock outstanding as of April 30, 1994 and assuming that an aggregate of 258,113 shares of Baxter Common Stock are issued to Majority Shareholders in payment for the shares of Intramed Common Stock previously tendered to Baxter pursuant to the Reorganization Agreement, and that an aggregate of 183,896 shares of Baxter Common Stock and 7,440 Merger Options are issued to Intramed Shareholders and optionholders in the Merger, 277,598,080 shares of Baxter Common Stock (assuming the exercise of the Merger Options) will be outstanding immediately after the Effective Time, of which approximately .16% will be held by the former holders of Intramed Common Stock and Intramed Options.

     No fractional shares will be issued by Baxter in the Merger. Each Intramed Shareholder otherwise entitled to a fractional share, will receive instead an amount of cash from Baxter or Acquisition (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Baxter Stock Value.

     Upon consummation of the Merger, Acquisition, as a wholly owned subsidiary of Baxter, will for the foreseeable future continue to operate as a separate company using "Intramed Laboratories, Inc." as its corporate name.


     MANNER AND BASIS OF CONVERTING SHARES AND OPTIONS

     At the closing pursuant to the Reorganization Agreement (the "Closing"), the Majority Shareholders delivered to Baxter certificates representing 2,081,555 shares of Intramed Common Stock to be exchanged for shares of Baxter Common Stock, duly endorsed in blank form or accompanied by stock powers duly endorsed in blank. As of the Closing, all right, title and interest in and to the 2,081,555 shares of Intramed Common Stock (representing a majority of the outstanding shares of Intramed Common Stock as of the Closing) passed to Baxter, which shares Baxter subsequently assigned to Acquisition as a capital contribution. The per share purchase price to be paid to the Majority Shareholders, $2.7215 (payable in shares of Baxter Common Stock at the Effective
Time) is the same per share purchase price to be paid to the Intramed Shareholders (other than Acquisition) participating in the Merger. The number of shares of Baxter Common Stock payable to each Majority Shareholder in exchange for such Majority Shareholder's shares of Intramed Common Stock so tendered shall be determined using the Exchange Ratio, and such shares will be delivered to the Majority Shareholders at the Effective Time.

     At the Effective Time, by virtue of the Merger and without any action on the part of any party, (i) each share of common stock of Acquisition outstanding immediately prior to the Effective Time shall remain outstanding and be unaffected by the Merger, (ii) each share of Intramed Common Stock held by Acquisition prior to the Effective Time shall be cancelled without consideration, and (iii) each share of Intramed Common Stock outstanding immediately prior to the Effective Time (other than the shares held by Acquisition) shall be converted into the right to receive the number of shares of Baxter Common Stock equal to the Exchange Ratio.

     Promptly after the Effective Time, Acquisition shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented the outstanding shares of Intramed Common Stock whose shares converted into the right to receive the Merger Shares a letter of transmittal and instructions for tendering such certificates to Chemical Trust Company of California, as registrar and transfer agent (the "Exchange Agent"). As soon as practicable after the Effective Time, Baxter will deliver to the Exchange Agent for each holder of Intramed Common Stock, certificates representing the number of shares of Baxter Common Stock payable in connection with the Merger as consideration to such holders of Intramed Common Stock. Upon surrender of the certificates for cancellation to the Exchange Agent, together with such



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

letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Baxter Common Stock and the certificate representing Intramed Common Stock so surrendered shall be cancelled.


EMPLOYEE BENEFIT PLANS

     Baxter intends to provide Intramed employees employee benefit plans that taken as a whole will be substantially consistent with those provided by Baxter to its employees and that taken as a whole will not be materially less favorable than those currently provided by Intramed.

INTRAMED OPTIONS

     Pursuant to the Reorganization Agreement, all outstanding compensatory options to purchase Intramed Common Stock at the Effective Time (such options being those which will, upon their exercise (after consummation of the Merger), entitle Baxter to a tax deduction under Section 162 of the Internal Revenue Code of 1986, as amended (the "Code"), for an ordinary and necessary business expense) (the "Intramed Options") will be replaced by Baxter with Merger Options. In lieu of issuance of the Merger Options, the Reorganization Agreement provides that Intramed shall offer to each optionholder the right to cancel such optionholder's option in exchange for a payment by Intramed of $.50 per share for each share of Intramed Common Stock subject to such option (whether vested or unvested). As of the Intramed Record Date, there were options to purchase 60,000 shares of Intramed Common Stock outstanding and holders of options to purchase 359,533 shares of Intramed Common Stock had accepted the offer to cancel their options in exchange for $.50 per share underlying such options. See "Terms of the Merger -- Manner and Basis of Converting Shares and Options." Each Merger Option shall have terms and conditions substantially similar to those set forth in the Intramed Options, except that each such Merger Option will be exercisable for that number of shares of Baxter Common Stock equal to the product of the number of shares of Intramed Common Stock that were issuable upon exercise of such Intramed Option multiplied by the Exchange Ratio, rounded up or down to the nearest whole number of shares of Baxter Common Stock. The per share exercise price for the shares of Baxter Common Stock issuable upon exercise of such Merger Option will be equal to the quotient determined by dividing the exercise price per share at which such Intramed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio. See "Terms of the Merger -- Employee Benefit
Plans -- Intramed Options."


CONDUCT OF THE BUSINESS OF THE COMBINED COMPANIES FOLLOWING THE MERGER

     Once the Merger is consummated, Intramed will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Intramed will be merged into Acquisition with Acquisition remaining as the surviving corporation.

     Pursuant to the Reorganization Agreement, the Certificate of Incorporation and Bylaws of Acquisition as in effect immediately prior to the Effective Date will become the Certificate of Incorporation and Bylaws of the surviving corporation. The directors of Intramed in office immediately prior to the Effective Date (which include two nominees of Baxter) will be the directors of the surviving corporation. The officers of Intramed in office immediately prior to the Effective Date will be the officers of the surviving corporation.

     After the consummation of the Merger, the officers of Intramed will manage Acquisition as a wholly-owned subsidiary of Baxter. It is intended that, upon consummation of the Merger, substantially all of the employees of Intramed will continue as employees of the surviving corporation or another subsidiary or division of Baxter.

     The integration of Baxter and Intramed effected by the Merger may result in the consolidation of certain facilities or changes in the operations of the companies following the Effective Date, although there are no specific plans to effect any such changes at the present time.


CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain federal income tax consequences of the Merger to the Intramed Shareholders. The discussion does not address all aspects of federal income taxation that may be relevant to particular Shareholders and may not be applicable to Intramed Shareholders who are not citizens or residents of the United States, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws. This discussion assumes that the Intramed Shareholders hold their Intramed Common Stock as capital assets within the meaning of Section 1221 of the Code. (All references to Sections herein are to the Code unless otherwise indicated.) EACH INTRAMED SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

SUMMARY OF TAX OPINION

     In the opinion of Pettis, Tester, Kruse & Krinsky, counsel to Baxter ("Tax Counsel"), and subject to the discussion set forth below, "Tax Treatment of Merger," the Merger will, under current law, constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code. The following discussion is based on Tax Counsel's interpretation of the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the Effective Time. No ruling has been sought from the Internal Revenue Service (the "Service") as to the federal income tax consequences of the Merger. Intramed Shareholders should be aware that the opinions of Tax Counsel will not bind the Service or any court, and the Service is therefore not precluded from successfully asserting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Baxter, Intramed and the Intramed Shareholders. In addition, the opinion of Tax Counsel is subject to certain assumptions, including but not limited to the truth and accuracy of certain representations made by Baxter, Intramed and the Majority Shareholders (the "Representations"). Of particular importance are certain Representations relating to the "continuity of interest" requirement, as discussed herein.

     Subject to the limitations and qualifications referred to herein, as a result of qualifying as a reorganization within the meaning of
Section 368(a)(1), the Merger will have the following federal income tax consequences for the Intramed Shareholders, Intramed and Baxter:

     1. No gain or loss will be recognized by the Intramed Shareholders as a result of the exchange of shares of Intramed Common Stock for shares of Baxter Common Stock pursuant to the Merger, except that gain or loss will be recognized on cash, if any, received in lieu of fractional shares.

     2. The aggregate tax basis of the shares of Baxter Common Stock received by the Intramed Shareholders pursuant to the Merger will equal the aggregate tax basis of shares of Intramed Common Stock exchanged in the Merger reduced by any amount allocable to fractional share interests for which cash is received.

     3. The holding period for the shares of Baxter Common Stock received by each Intramed Shareholder pursuant to the Merger will include the holding period for the shares of Intramed Common Stock of such Shareholder exchanged in the Merger.

     4. An Intramed Shareholder who exercises dissenters' rights with respect to a share of Intramed Common Stock and receives payment for such share in cash will generally recognize gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such share and the amount of cash received, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) (collectively, "a Dividend Equivalent Transaction"). A sale of Intramed Common Stock pursuant to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the dissenter owns no shares of Baxter Common Stock (either actually or constructively within the meaning of Section 318 such as through attribution of stock ownership through family members). If, however, an Intramed Shareholder's sale for cash of Intramed Common Stock is a Dividend Equivalent Transaction, then such Shareholder will generally recognize ordinary income for federal income tax purposes in an amount equal to the entire amount of the cash so received.

     5. Neither Baxter nor Intramed will recognize gain or loss as a result of the Merger.

TAX TREATMENT OF MERGER

     The treatment of the Merger as a reorganization within the meaning of
Section 368(a)(1) is premised in part upon the satisfaction of the statutory requirements of Sections 368(a)(1)(A) and 368(a)(2)(D). Based upon the terms of the Reorganization Agreement and the Agreement of Merger, and the factual statements set forth in the Representations, and as further qualified in its opinion, Tax Counsel has concluded that each of the statutory tests has been satisfied with respect to the Merger.

     In addition to meeting these statutory tests, in order to qualify as a "reorganization" within the meaning of Section 368(a)(1), the Merger must also satisfy certain regulatory and judicial requirements. Subject to the discussion below regarding the "continuity of interest" requirement, Tax Counsel has also concluded that these requirements have been satisfied with respect to the Merger.

     The Service interprets the continuity of interest requirement for advance ruling purposes to require that there must be a continuing interest through stock ownership in the acquiring corporation on the part of former shareholders of the acquired corporation equal in value on the date of the reorganization to at least 50% of the value of all of the outstanding stock of the acquired corporation as of such date. In addition, a number of court decisions, which are assumed by Tax Counsel to be controlling for purposes of its opinion, have held that the continuity of interest requirement can be satisfied with acquiring corporation stock equal in value to somewhat less than the 50% required for advance ruling purposes. SEE, E.G., JOHN A. NELSON CO. V. HELVERING, 296 U.S. 374 (1935) (38% stock sufficient for continuity of interest).

     If the acquisition of Intramed Common Stock from the Majority Shareholders in exchange for Common Stock (the "Exchange") and the Merger (collectively, the Exchange and the Merger are referred to as the "Reorganization") are treated as two parts of a single integrated transaction, then the Majority Shareholders and the remaining Shareholders will receive solely shares of Baxter Common Stock for 100% of the Intramed Common Stock held before the Reorganization (other than cash for fractional shares and dissenters' shares), thus satisfying the continuity of interest standard for advance ruling purposes, as further discussed below. It is not entirely certain whether the shares of Baxter Common Stock received by the Majority Shareholders in the Exchange will be combined with the shares of Baxter Common Stock received in the Merger for purposes of determining whether the continuity of interest requirement has been satisfied. However, even if the shares received by the Majority Shareholders are not so included, the consideration received by the Intramed Shareholders in the Merger should still satisfy the continuity of interest requirement, based upon the authority set forth above.

     The continuity of interest requirement also requires that the former shareholders of the acquired corporation retain such stock interest in the acquiring corporation for a substantial period of time following the reorganization or that such shareholders may not dispose of such stock interest pursuant to a plan or intention which existed on the date of the reorganization. To satisfy this aspect of the continuity of interest requirement, the Intramed Shareholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their Intramed Common Stock in anticipation of the Merger or (ii) the Baxter Common Stock to be received in the Merger, such that the Intramed Shareholders, as a group, would no longer have a significant equity interest in the Intramed business being conducted by Baxter and Acquisition after the Merger. The opinion of Tax Counsel is based upon the assumption, as provided in the Representations from the Majority Shareholders, the management of Intramed and the management of Baxter, that no such plan or intention exists. However, no assurance can be given that the continuity of interest requirement will be satisfied, and if such requirement is not satisfied, the Merger would not be treated as a reorganization within the meaning of Section 368(a)(1).

     A successful challenge to the tax status of the Merger by the Service (as a result of a failure of the continuity of interest requirement or otherwise) would result in an Intramed Shareholder recognizing gain or loss with respect to each share of Intramed Common Stock surrendered equal to the difference between the Intramed Shareholder's basis in such share and the fair market value, as of the Effective Time, of the Baxter Common Stock received in exchange therefor.
In such event, an Intramed Shareholder's aggregate basis in the Baxter Common Stock so received would equal its fair market value, and the Intramed Shareholder's holding period for such stock would begin the day after the Merger. Furthermore, a successful challenge to the tax status of the Merger could cause taxable gain to be recognized by Intramed, measured by the excess of the fair market value of the Baxter Common Stock transferred and the liabilities of Intramed being assumed, over Intramed's aggregate tax basis in its assets.

     Even if the Merger qualifies as a reorganization within the meaning of
Section 368(a)(1) of the Code, a recipient of shares of Baxter Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely stock of Intramed). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that a Shareholder was treated as receiving (directly or indirectly) consideration other than Baxter Common Stock in exchange for the shares of Intramed Common Stock.

SEVERANCE AGREEMENTS

     Intramed has entered into a separate severance agreement with each of its executive officers effective as of April 1, 1994. Among other things, each severance agreement allows Intramed or Acquisition (following the Effective
Time) to terminate such officer's employment at any time for any reason, provided that certain severance payments are made to such officer by Intramed or Acquisition, as the case may be.

OTHER AGREEMENTS

     Effective May 1, 1994, Baxter and Intramed entered into a distribution agreement under which Intramed granted exclusive distribution rights to Baxter for its products in the United States and its territories and possessions (including Puerto Rico). Baxter and Intramed also entered into a representative agreement, effective May 1, 1994, whereunder Baxter appointed Intramed as its sales representative for certain of its products in the United States and its territories and possessions (including Puerto Rico).

RESALES OF BAXTER COMMON STOCK; AFFILIATES

     The Baxter Common Stock to be issued to the Majority Shareholders and the remaining Intramed Shareholders (other than Acquisition) pursuant to the Reorganization Agreement will be freely transferable under the Securities Act of 1933, as amended (the "Act"), except for shares issued to any person who may be deemed to be an "affiliate" of Intramed within the meaning of Rule 145 under the Act. Persons who may be deemed to be affiliates of Intramed generally include individuals or entities that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with Intramed and may include certain officers, directors and principal shareholders of Intramed. Affiliates of Intramed will not be permitted to sell, pledge or otherwise transfer any Baxter Common Stock issued pursuant to the Reorganization Agreement, except pursuant to an effective registration statement or in compliance with Rule 145 or another exemption from the registration requirements of the Act. The certificates evidencing Baxter Common Stock issued to affiliates pursuant to the Reorganization Agreement will bear a legend summarizing the foregoing restrictions unless the affiliate has furnished to Baxter an affidavit to the effect that such affiliate meets certain exemptive provisions of Rule 145 of the Act.

     Persons who are affiliates of Intramed may choose to sell some or all of their Baxter Common Stock in transactions that are not covered by this Proxy Statement/Prospectus. Such transactions would be required to comply with the provisions of Rule 145(d) under the Act. Persons who are not affiliates of Intramed may sell their Baxter Common Stock without restrictions and without the necessity to deliver this Proxy Statement/Prospectus.

GOVERNMENTAL AND REGULATORY APPROVALS

     Under applicable law Intramed, prior to the Effective Date, or Acquisition, after the Effective Date, may be required to give notification to various state and federal governmental entities of the Merger and apply for new licenses and permits in the name of Acquisition. Intramed believes that it or Acquisition, as the case may be, will be able to obtain such licenses upon application therefor in the ordinary course of business. Baxter and Intramed are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable federal and state securities laws.


ACCOUNTING TREATMENT

     Baxter intends to treat the Merger as a "purchase" transaction for financial reporting purposes. Under such method of accounting, the book value of the assets, liabilities and shareholders' equity of Intramed, as reported on its balance sheet, will be increased to their fair market value on the Effective Date and goodwill will be reported to the extent that the purchase price exceeds the fair market value of the assets. The income of Intramed will be included in the consolidated income of Intramed from the Effective Date, and not for the entire fiscal year.


DISSENTERS' RIGHTS

     Pursuant to Chapter 13 of the California General Corporation Law ("CGCL"), holders of shares of Intramed Common Stock are entitled to rights of dissent and appraisal of the value of their shares of Intramed Common Stock in connection with the Merger. The failure of a dissenting shareholder to follow the appropriate procedures may result in the termination or waiver of such dissenters' rights.

     Pursuant to the terms of the Reorganization Agreement, if holders of Common Stock of Intramed have exercised dissenters' rights in connection with the Merger under Sections 1300-1312 of the CGCL, any Dissenting Shares (as defined below) will not be converted into Baxter Common Stock but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of California.

     The following summary of the provisions of Section 1300 of the CGCL is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Section 1300, a copy of which is attached to this Prospectus/Proxy Statement as Appendix C.

     If the Merger is approved by the required vote of the Intramed Shareholders and is not abandoned or terminated, each holder of shares of Common Stock of Intramed who does not vote in favor of the Merger and who follows the procedures set forth in Section 1300 will be entitled to have his or her shares of Intramed Common Stock purchased by Intramed for cash at their fair market value. The fair market value of shares of Intramed Common Stock will be determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger. The last sales price of Intramed Common Stock on the last trading day prior to the signing of the Reorganization Agreement was $1.31 per share as quoted on Nasdaq. In contrast, holders of Intramed Common Stock participating in the Merger will receive $2.7215 per share of Intramed Common Stock exchanged in the Merger (payable in shares of Baxter Common Stock). The shares of Intramed Common Stock with respect to which holders have perfected their purchase demand in accordance with Section 1300 and have not effectively withdrawn or lost such dissenters' rights are referred to in this Prospectus/Proxy Statement as the "Dissenting Shares."

     Within ten days after approval of the Merger by the Intramed Shareholders, Intramed must mail a notice of such approval (the "Approval Notice") to all Shareholders who have not voted in favor of approval and adoption of the Reorganization Agreement, together with a statement of the price determined by Intramed to represent the fair market value of the applicable Dissenting Shares (determined in accordance with the immediately preceding paragraph), a brief description of the procedures to be followed in order for the Shareholder to pursue his or her dissenters' rights, and a copy of Sections 1300-1304 of the CGCL. The statement of price by Intramed constitutes an offer by Intramed to purchase all Dissenting Shares at the stated amount. Only a holder of record of shares of Common Stock of Intramed at May __, 1994, (or his or her duly appointed representative) is entitled to assert a purchase demand for the shares registered in that holder's name.

     A Shareholder of Intramed electing to exercise dissenters' rights must, within 30 days after the date on which the Approval Notice is mailed to such Shareholder, demand in writing from Intramed the purchase of his or her shares of Intramed Common Stock and payment to the Shareholder of their fair market value and must submit the certificate representing the Dissenting Shares to Intramed for endorsement as Dissenting Shares. A holder who elects to exercise dissenters' rights should mail or deliver his or her written demand to Intramed at 11100 Roselle Street, San Diego, California 92121, directed to the attention of Stuart Foster, President. The demand should specify the holder's name and mailing address, the number of shares of Intramed capital stock owned by such Shareholder and state that such holder is demanding purchase of his or her shares and payment of their fair market value and must also contain a statement as to what the shareholder claims to be the fair market value of such shares, determined in accordance with the second preceding paragraph. Such statement of the fair market value of the shares constitutes an offer by the Shareholder to sell the shares to Intramed at that price.

     If Intramed and the Shareholder agree that the shares are Dissenting Shares and agree upon the purchase price of the shares, the dissenting Shareholder is entitled to the agreed upon price with interest thereon at the legal rate on judgments from the date of such agreement. Payment for the Dissenting Shares must be made within 30 days after the later date of such agreement or the date on which all statutory and contractual conditions to the Merger are satisfied, and is subject to surrender to Intramed of the certificates for the Dissenting Shares.

     If Intramed denies that the shares are Dissenting Shares, or if Intramed and the Shareholder fail to agree upon the fair market value of the shares, then within six months after the date of Approval Notice was mailed to Shareholders, any Shareholder who has made a valid written purchase demand and who has not voted in favor of approval and adoption of the Reorganization Agreement may file a complaint in the Superior Court of San Diego County (the "Court") requesting a determination as to whether the shares are Dissenting Shares or as to the fair market value of such holder's shares of Intramed Common Stock, or both, or may intervene in any pending action brought by any other Intramed Shareholder.

     Any holder of Dissenting Shares who has duly demanded the purchase of his or her shares under Section 1300 of the CGCL will not, after the Effective Time of the Merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on such

Dissenting Shares (except dividends or other distributions payable to shareholders of record as of the date prior to the Effective Time of the Merger).

     If any holder of shares of Intramed Common Stock who demands the purchase of his or her shares under Section 1300 of the CGCL fails to perfect, or effectively withdraws or loses his or her right to such purchase, the shares of such holder will be converted into a right to receive that number of shares of Baxter Common Stock equal to the Exchange Ratio times the number of shares of Intramed Common Stock held by such person in accordance with the Reorganization Agreement. Dissenting Shares lose their status as Dissenting Shares if (a) the Merger is abandoned; (b) the shares are transferred prior to their submission for the required endorsement; (c) the dissenting Shareholder fails to make a written demand for purchase, along with a statement of fair market value;
(d) the dissenting Shareholder votes for approval and adoption of the Reorganization Agreement; (e) the dissenting Shareholder and Intramed do not agree upon the status of the shares as Dissenting Shares or do not agree on the purchase price, but neither Intramed nor the Shareholder files a complaint or intervenes in a pending action within six months after mailing of the Approval Notice, or (f) with Intramed's consent, the Shareholder delivers to Intramed a written withdrawal of such Shareholder's demand for purchase of his or her shares.



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

                          INFORMATION CONCERNING BAXTER

BUSINESS

GENERAL

     Baxter is engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health-care field. Products are manufactured by Baxter in 21 countries and sold in approximately 100 countries. Health-care is concerned with the preservation of health and with the diagnosis, cure, mitigation and treatment of disease and body defects and deficiencies. Baxter's more than 200,000 products are used primarily by hospitals, clinical and medical research laboratories, blood and dialysis centers, rehabilitation centers, nursing homes, doctors' offices and at home under physician supervision. Baxter also distributes and manufactures a wide range of products for research and development facilities and manufacturing facilities.

     In November 1993, Baxter announced that its Board of Directors approved a series of strategic actions to improve shareholder value, to extend positions of leadership in health-care markets and to reduce costs. These actions are designed to make Baxter's domestic medical/laboratory products and distribution segment more efficient and more responsive in addressing the sweeping changes occurring in the United States health-care system and accelerate growth of its medical specialties businesses worldwide. Baxter recorded a $700 million pre-tax provision to cover costs associated with these restructuring initiatives. The actions include realigning the Company's United States sales organization; restructuring the distribution organization and investing in new systems to improve manufacturing and distribution efficiencies worldwide; seeking to divest its diagnostics-products manufacturing businesses and exiting selected non-strategic product lines in other businesses, as well as reducing corporate staff and layers of management to give business units more autonomy. These actions are expected to result in a reduction of Baxter's worldwide work force by approximately 7%, or 4,500 positions, most of which will occur over the next two to three years.

INDUSTRY SEGMENTS

     Baxter is a world leader in global manufacturing and distribution of health-care products and services for use in hospitals and other health-care and industrial settings. It offers a broad array of products and services.
Baxter's operations are reported in the following two industry segments.

MEDICAL SPECIALTIES

     Baxter develops, manufactures and markets on a global basis highly specialized medical products for treating kidney and heart disease and blood disorders and for collecting and processing blood. These products include dialysis equipment and supplies; prosthetic heart valves and cardiac catheters; blood-clotting therapies; and machines and supplies for collecting, separating and storing blood. These products require extensive research and development and investment in worldwide distribution, marketing, and administrative infrastructure. Baxter's International Hospital unit, which manufactures and distributes intravenous solutions and other medical products outside the United States, is also included in this segment because it shares facilities, resources and customers with the other medical specialty businesses in several locations worldwide.

MEDICAL/LABORATORY PRODUCTS AND DISTRIBUTION

     Baxter manufactures medical and laboratory supplies and equipment, including intravenous fluids and pumps, diagnostic-testing equipment and reagents, surgical instruments and procedure kits, and a range of disposable and reusable medical products. These self-manufactured products, as well as a significant volume of third party manufactured medical products, are primarily distributed through Baxter's extensive distribution system to United States hospitals, alternate-site care facilities, medical laboratories, and industrial and educational facilities.



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

JOINT VENTURES

     Baxter conducts a portion of its business through joint ventures, including a joint venture with Nestle, S.A. to develop, market and distribute clinical nutrition products worldwide. Baxter also conducts a joint venture with International Business Machines Corporation to provide computer software and services to hospitals and other health-care providers. These joint ventures are accounted for under the equity method of accounting and therefore, are excluded from the two industry segments in which Baxter operates. In April 1994, Baxter entered an agreement to sell its interest in IBAX, a joint venture with International Business Machines which provides computer software and services to hospitals and other health-care providers. This agreement is consistent with Baxter's program to exit selected non-strategic businesses.

HEALTH-CARE ENVIRONMENT

     A decade ago, significant changes began taking place in the funding and delivery of health-care throughout the world. Continuing cost containment efforts by national governments and other health-care payors are restructuring health-care delivery systems; and accelerating cost pressures on hospitals are resulting in increased out-patient and alternate-site health-care service delivery and a focus on cost-effectiveness and quality. These forces increasingly shape the demand for, and supply of medical care.

     The changes in the United States market began when Congress adopted legislation to limit reimbursement for treatment of Medicare patients. The previous system reimbursed hospitals for the reasonable costs of services. Under the prospective reimbursement system, hospitals are reimbursed at a fixed rate based on the patient's particular diagnosis, regardless of actual costs incurred.

     Many private health-care payors have adopted similar reimbursement plans and are providing other incentives for consumers to seek lower cost care outside the hospital. Many corporations' employee health plans have been restructured to provide financial incentives for patients to utilize the most cost-effective forms of treatment (managed care programs, such as health maintenance organizations, have become more common); and physicians have been encouraged to provide more cost-effective treatments.

     With the change of administrations in Washington, and continuing throughout 1994, significant national attention is being focused on the costs and shortcomings of the United States' health-care financing and delivery system. Specifically, and as a result of this attention, the administration is in the process of proposing legislation aimed at restructuring health-care funding in the United States. Based on information presently available to Baxter, there will be no material adverse impact upon Baxter's business or financial condition if these measures are enacted. Baxter continues to believe that its strategy of providing unmatched service to its health-care customers and achieving the best overall cost in its delivery of health-care products and services is compatible with any restructuring of the United States health-care system which may ultimately occur.

     The future financial success of suppliers, such as Baxter, will depend on their ability to work with hospitals to help them enhance their competitiveness. Baxter believes it can help hospitals achieve savings in the total supply system by automating supply-ordering procedures, optimizing distribution networks, improving materials management and achieving economies of scale associated with aggregating supply purchases.

METHODS OF DISTRIBUTION

     Baxter conducts its selling efforts through its subsidiaries and divisions. Many subsidiaries and divisions have their own sales forces and direct their own sales efforts. In addition, sales are made to independent distributors, dealers and sales agents. Distribution centers, which may serve more than one division, are stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales representatives, automated hospital communications via versions of the ASAP-R-automated purchasing system, circulation of catalogs and merchandising bulletins, direct mail campaigns, trade publications and advertising.

     Baxter is expanding the use of versions of the ASAP system. These versions allow customers to order supplies directly using a telephone-linked terminal. The system can be tailored to individual customer needs, enabling hospitals, laboratories and other customers to order products in predetermined groupings, as well as individually. The ASAP system can also provide the customer with computerized price information and order confirmation.

     Baxter's Corporate program provides large hospitals and multi-hospital systems with a single point of contact for all of the Company's products, services and special value-added programs. The Company is allied with other companies through its ACCESS-TM- program. Through this program, Baxter provides its Corporate customers with products and services from leading companies in related industries which go beyond the Company's scope of proprietary product offerings. Baxter maintains ACCESS alliances with a subsidiary of WMX Technologies, Inc. (formerly Waste Management of America, Inc.) for handling and disposal of medical waste; with Comdisco, Inc. for high technology asset management and contingency services; with Kraft Foodservice Inc., a subsidiary of Kraft General Foods, Inc., to distribute and market a broad array of hospital food service products; with the Graphics and Technology Group, a division of North American Paper Company; and with various divisions of Trammell Crow Company for facilities management and real estate planning services.

     Baxter's ValueLink-R- hospital inventory management service is designed to deliver health-care products in ready-to-use packaging directly to individual hospital departments on a "just-in-time" basis. As of the end of 1993, 53 hospitals were participating in the Company's ValueLink program. With ValueLink services, hospitals reduce their inventories and the related warehousing costs for medical-surgical supplies and rely on Baxter for frequent, standardized deliveries and improved service levels. The Company has distribution facilities across the United States to serve the nation's hospitals.

     In late 1991, Baxter developed the Quality Enhanced Distribution Services-TM- program, reducing the time it takes for a hospital to receive and store supplies and to process accounts payable. Based on each customer's unique requirements, Baxter's products are delivered in a manner which facilitates efficient processing of products and related documents by the hospital's personnel. As a result, many hospital customers have been able to reduce the amount of labor associated with the receipt and storage of supplies. As of the end of 1993, 724 Enhanced Distribution Services initiatives were serving United States hospital customers.

     International sales and distribution are made in approximately 100 countries either on a direct basis or through independent local distributors. International subsidiaries employ their own field sales forces in Australia, Austria, Belgium, Brazil, Canada, China, Colombia, Czech Republic, Denmark, Finland, France, Germany, Greece, Hong Kong, Hungary, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Republic of Ireland, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, the United Kingdom, Venezuela and Zimbabwe. In other countries, sales are made through independent distributors or sales agents.

RAW MATERIALS

     Raw materials essential to Baxter's business are purchased worldwide in the ordinary course of business from numerous suppliers. The vast majority of these materials are generally available, and no serious shortages or delays have been encountered. Certain raw materials used in producing some of Baxter's products can be obtained only from a small number of suppliers.

     In some of these situations, Baxter has long-term supply contracts with such suppliers, although it does not consider its obligations under such contracts to be material. Baxter does not always recover cost increases through customer pricing due to contractual limits on such price increases. See "Contractual Arrangements."

PATENTS AND TRADEMARKS

     Baxter owns a number of patents and trademarks throughout the world and is licensed under patents owned by others. While it seeks patents on new developments whenever feasible, Baxter does not consider any one or more of its patents, or the licenses granted to or by it, to be essential to its business.

     Products manufactured by Baxter are sold primarily under its own trademarks and trade names. Some products purchased and resold by Baxter are sold under Baxter's trade names while others are sold under trade names owned by its suppliers.

COMPETITION

     Baxter is a major factor in the distribution and manufacture of hospital and laboratory products and services and medical specialties. Although no single company competes with Baxter in all of its industry segments, Baxter is faced with substantial competition in all of its markets.

     Historically, competition in the health-care industry has been characterized by the search for technological and therapeutic innovations in the prevention, diagnosis and treatment of disease. Baxter believes that it has benefited from the technological advantages of certain of its products. While others will continue to introduce new products which compete with those sold by Baxter, Baxter believes that its research and development effort will permit it to remain competitive in all presently material product areas.

     The changing health-care environment in recent years has led to increasingly intense competition among health-care suppliers. Competition is focused on price, service and product performance. Pressure in these areas is expected to continue. See "Health-Care Environment." In part through the 1993 restructuring program, Baxter continues to increase its efforts to minimize costs and better meet accelerating price competition. Baxter believes that its cost position will continue to benefit from improvements in manufacturing technology and increased economies of scale. Baxter continues to emphasize its investments in innovative technologies and the quality of its products and services.

CREDIT AND WORKING CAPITAL PRACTICES

     Baxter's debt ratings of A3 on senior debt by Moody's, A- by Standard & Poor's and A by Duff & Phelps were reaffirmed by each rating agency after the 1993 restructuring announcement. Standard & Poors and Duff & Phelps have indicated that continuation of these ratings in the future is dependent on the Company's successful implementation of the restructuring program announced in November 1993, and the reduction of its financial leverage which is expected to result from the planned divestiture of its diagnostics-products manufacturing businesses.

     Although Baxter's credit practices and related working capital needs vary across industry segments, they are comparable to those of other market participants. Collection periods tend to be longer for sales outside the United States.

     Customers may return defective merchandise for credit or replacement. In recent years, such returns have been insignificant.

QUALITY CONTROL

     Baxter places great emphasis on providing quality products and services to its customers. An integrated network of quality systems, including control procedures that are developed and implemented by technically trained professionals, result in rigid specifications for raw materials, packaging materials, labels, sterilization procedures and overall manufacturing process control. The quality systems integrate the efforts of raw material and finished goods suppliers to provide the highest value to customers. On a statistical sampling basis, a quality assurance organization tests components and finished goods at different stages in the manufacturing process to assure that exacting standards are met.

RESEARCH AND DEVELOPMENT

     Baxter is actively engaged in research and development programs to develop and improve products, systems and manufacturing methods. These activities are performed at 35 research and development centers located around the world and include facilities in Australia, Belgium, Germany, Italy, Japan, Malaysia, Malta, the Netherlands, Switzerland, the United Kingdom and the United States. Expenditures for Baxter-sponsored research and development activities were $337 million in 1993, $317 million in 1992 and $288 million in 1991.

     Baxter's research efforts emphasize self-manufactured product development, and portions of that research relate to multiple product lines. For example, many product categories benefit from Baxter's research effort as applied to the human body's circulatory systems. In addition, research relating to the performance and purity of plastic materials has resulted in advances that are applicable to a large number of Baxter's products. Principal areas of strategic focus for research are treatments for kidney failure, blood disorders and cardiovascular disease.

GOVERNMENT REGULATION

     Most products manufactured or sold by Baxter in the United States are subject to regulation by the Food and Drug Administration ("FDA"), as well as by other federal and state agencies. The FDA regulates the introduction and advertising of new drugs and devices as well as manufacturing procedures, labeling and record keeping with respect to drugs and devices. The FDA has the power to seize adulterated or misbranded drugs and devices or to require the manufacturer to remove them from the market and the power to publicize relevant facts. From time to time, Baxter has removed products from the market that were found not to meet acceptable standards. This may occur in the future. Similar product regulatory laws are found in most other countries where Baxter does business.

     Environmental policies of Baxter mandate compliance with all applicable regulatory requirements concerning environmental quality and contemplate, among other things, appropriate capital expenditures for environmental protection. Various non-material capital expenditures for environmental protection were made by the Company during 1993 and similar expenditures are planned for 1994.

EMPLOYEES

     As of December 31, 1993, Baxter employed approximately 60,400 people, including approximately 35,500 in the United States and Puerto Rico.

CONTRACTUAL ARRANGEMENTS

     A substantial portion of Baxter's products are sold through contracts with purchasers, both international and domestic. Some of these contracts are for terms of more than one year and include limits on price increases. In the case of hospitals, clinical laboratories and other facilities, these contracts may specify minimum quantities of a particular product or categories of products to be purchased by the customer.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

     International operations are subject to certain additional risks inherent in conducting business outside the United States, such as changes in currency exchange rates, price and currency exchange controls, import restrictions, nationalization, expropriation and other governmental action.

PROPERTIES

     Baxter owns or has long-term leases on substantially all of its major manufacturing facilities. Baxter maintains 48 manufacturing facilities in the United States, including nine in Puerto Rico, and also manufactures in Australia, Belgium, Brazil, Canada, Colombia, Costa Rica, the Dominican Republic, France, Germany, Italy, Japan, Malaysia, Malta, Mexico, the Netherlands, Republic of Ireland, Singapore, Spain, Switzerland and the United Kingdom. Many of the major manufacturing facilities are multi-product and manufacture items for both of Baxter's industry segments.

     Baxter owns or operates 98 distribution centers in the United States and Puerto Rico and 55 located in 22 foreign countries. Many of these facilities handle products for both of Baxter's industry segments.

     Baxter maintains a continuing program for improving its properties, including the retirement or improvement of older facilities and the construction of new facilities. This program includes improvement of manufacturing facilities to enable production and quality control programs to conform with the current state of technology and government regulations. Capital expenditures were $516 million in 1993, $537 million in 1992 and $503 million in 1991. In addition, the Company added to the pool of equipment leased or rented to customers, spending $89 million in 1993, $103 million in 1992 and $89 million in 1991.

     Baxter's facilities are suitable for their respective uses and, in general, are adequate for the Company's current needs.

LEGAL PROCEEDINGS

     As of March 31, 1994, Baxter was a defendant, together with other defendants, in 4,517 lawsuits and had 1,689 pending claims from individuals, all of which seek damages for injuries allegedly caused by silicone mammary prostheses ("mammary implants") manufactured by the American Heyer-Schulte division of American Hospital Supply Corporation ("American"). Baxter's responsibility for mammary implants results from the American Heyer-Schulte division of American which manufactured these products from 1974 until 1984, at which time the products and related assets were sold to Mentor Corporation. American retained the product liability responsibility for products sold before the divestiture, and that responsibility was assumed by a subsidiary of Baxter as part of its 1985 acquisition of American. Baxter has never manufactured this product nor does it have any of the product in its inventory.

     The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments, including non-specific autoimmune disease, scleroderma, lupus, rheumatoid arthritis, fibromyalgia, mixed connective tissue disease, Sjogren's Syndrome, dermatomyositis, polymyositis, and chronic fatigue. The comparable number of cases and claims was 137 as of December 31, 1991, 1,612 as of December 31, 1992 and 4,870 as of December 31, 1993. In 1991, 76 cases and claims were disposed of; in 1992, 309 cases and claims were disposed of; in 1993, 634 cases and claims were disposed of; and in the first quarter of 1994, 98 cases and claims were disposed of.

     In addition to the individual suits against Baxter, a class action on behalf of all women with mammary implants filed against all manufacturers of such implants has been conditionally certified and is pending in the United States District Court for the Northern District of Alabama (DANTE, ET AL., V. DOW CORNING, ET AL., U.S.D.C., N. Dist., Ala., 92-2589; part of IN RE: SILICONE GEL BREAST IMPLANT PRODUCT LIABILITY LITIGATION, U.S.D.C., N. Dist. Ala., MDL 926, (U.S.D.C., N. Dist. Ala., CV 92-P-10000-S)). Another class action has been certified and is pending in state court in Louisiana (SPITZFADDEN, ET AL., V. DOW CORNING CORP., ET AL., Dist. Ct., Parish of Orleans, 92-2589). Baxter also has been named in three purported additional class actions, none of which is currently certified. (BARCELLONA, ET AL., V. DOW CORNING, ET AL., U.S.D.C., Mich., 9300 72045 DT and MOSS, ET AL., V. DOW CORNING, ET AL., U.S.D.C., Minn., 92-P-10560-S, both of which have been transferred to and are part of IN RE:
SILICONE GEL BREAST IMPLANT PRODUCT LIABILITY LITIGATION, U.S.D.C., N. Dist. Ala., MDL-926 for discovery purposes, and DOE, ET AL., V. INAMED CORPORATION, ET AL., Circuit Ct., Dade County, Fla., 92-07034.) A suit seeking class certification on behalf of all residents of the Province of Ontario, Canada, who received Heyer-Schulte implants has also been filed (BURKE, V. AMERICAN HEYER-SCHULTE, ET AL., Ontario Prov. Court, Gen. Div., 15981/93.)

     Additionally, Baxter has been served with a purported class action brought on behalf of children allegedly exposed to silicone in utero and through breast milk. (FEUER, ET AL., V. MCGHAN, ET AL., U.S.D.C., E. Dist. N.Y., 93-0146.) The suit names all mammary implant manufacturers as defendants and seeks to establish a medical monitoring fund.

     These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Many of the cases and claims are at very preliminary stages, and Baxter has not been able to obtain information sufficient to evaluate each case and claim.

     There also are issues concerning which of Baxter's insurers is responsible for covering each matter and the extent of Baxter's claims for contribution against third parties. Baxter believes that a substantial portion of the liability and defense costs related to mammary implant cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of Baxter's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Baxter has been, and will continue to be, engaged in active negotiations with its insurers concerning coverages and the settlement described below. Also, some of the mammary implant cases pending against Baxter seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. On February 7, 1994, Baxter filed suit against all of the insurance companies which issued product liability policies to American, American Heyer-Schulte and Baxter for a declaratory judgment that: the policies cover each year of injury or claim; Baxter may choose among multiple coverages; coverage begins with the date of implant; and legal fees and punitive damages are covered. Subsequently, certain of Baxter's product liability insurance carriers filed suit against Baxter and all of its other carriers for a declaratory judgment to define various terms in Baxter's insurance policies, the extent of Baxter's coverage, the date of the occurrences giving rise to coverage, and the relative liabilities of the various insurance carriers involved.


     Representatives of the plaintiffs and defendants in these cases have negotiated a global settlement of the issues under the jurisdiction of the Court in the DANTE V. DOW CORNING, ET AL. case. The monetary provisions of the settlement proposal providing compensation for all present and future plaintiffs and claimants based on a series of specific funds and scheduled medical conditions have been agreed upon by most of the significant defendants and representatives of the plaintiffs. Under the proposal, the total of all of the specific funds, which would be paid-in and made available over approximately thirty years following final approval of the settlement by the Courts, is capped at $4.75 billion. The settling defendants have agreed to fund $4.255 billion of this amount. Baxter's share of this settlement has been established by the settlement negotiations at $556 million. This settlement is subject to a series of court proceedings, including a court review of its fairness, and the opportunity for individual plaintiffs and claimants to elect to remove themselves from the settlement ("opt-out"). At present, Baxter is not able to estimate the nature and extent of its potential future liability with respect to opt-outs.

     In the fourth quarter of 1993, Baxter accrued $556 million for its estimated liability resulting from a potential global settlement of the mammary implant class action and recorded a receivable for estimated insurance recovery of $426 million, resulting in a net charge of $130 million. The reserves for the settlement do not include any provisions for opt-outs and are in addition to the general reserves for the mammary implant cases discussed below.

     In connection with its acquisition of American, Baxter had established reserves at the time of the merger for product liability, including mammary implant cases and claims. At March 31, 1994, the reserve allocated to mammary implant cases and claims was approximately $34 million. Based on current information, management believes that this reserve represents Baxter's minimum net exposure in connection with future mammary implant cases and claims beyond the effect of the global settlement described above.

     Upon resolution of any of the uncertainties concerning these cases, Baxter may ultimately incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on Baxter's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on Baxter's consolidated financial position.

     As of March 31, 1994, Baxter was a defendant, together with other defendants, in 148 lawsuits, and has one pending claim, in the United States and Canada involving individuals who have hemophilia, or their representatives. Those cases and claim seek damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII and IX derived from human blood plasma processed by Baxter. Furthermore, 58 lawsuits seeking damages based on similar allegations are pending in Ireland, Japan and Germany.

     The typical case or claim alleges that the individual with hemophilia was infected with HIV by infusing Factor VIII or Factor IX concentrates ("Factor Concentrates") containing HIV. The total number of cases and claims asserted against Baxter as of December 31, 1991, was 16, as of December 31, 1992, was 52, and as of December 31, 1993, was 178. In 1991, 11 cases and claims were disposed of; in 1992, 9 cases and claims were disposed of; in 1993, 11 cases and claims were disposed of; and in the first quarter of 1994, 14 cases and claims were disposed of.

     In addition to the individual suits against Baxter, a purported class action was filed on September 30, 1993, on behalf of all U.S. residents with hemophilia (and their families) who were treated with Factor Concentrates and who allegedly are infected with HIV as a result of the use of such Factor Concentrates. This lawsuit was filed in the United States District Court for the Northern District of Illinois (WADLEIGH, ET AL., V. RHONE-POULENC RORER, ET AL., U.S.D.C., N. Dist., Ill. 93C 5969). A state-wide class action also has been filed on behalf of all New Jersey residents with hemophilia and HIV. (D.K., ET AL., V. ARMOUR PHARMACEUTICAL COMPANY, ET AL., Sup. Ct., Middlesex County, N.J., L8134-93.) Neither class action has yet been certified.

     Many of the cases and claims are at very preliminary stages, and Baxter has not been able to obtain information sufficient to evaluate each case and claim. In most states, Baxter's potential liability is limited by laws which provide that the sale of blood or blood derivatives, including Factor Concentrates, is not the sale of a "good," and thus is not covered by the doctrine of strict liability. As a result, each claimant will have to prove that his or her injuries were caused by Baxter's negligence. The WADLEIGH case alleges that Baxter was negligent in failing: to use available purification technology; to promote research and development for product safety; to withdraw Factor Concentrates once it knew or should have known of viral contamination of such concentrates; to screen plasma donors properly; to recall contaminated Factor Concentrates; and to warn of risks known at the time the product was used. Baxter denies these allegations and will file a challenge to the class proceedings later in 1994. Baxter is not able to estimate the nature and extent of its potential or ultimate future liability with respect to these cases and claims, but as a result of settlement discussions and opinions of litigation counsel, has established the reserve described below.

     Baxter believes that a substantial portion of the liability and defense costs related to anti-hemophilic factor concentrates cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of Baxter's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Zurich Insurance Co. ("Zurich"), one of Baxter's comprehensive general liability insurance carriers, on February 1, 1994, filed a suit against Baxter seeking a declaratory judgment that the policies it had issued do not cover the losses that Baxter has notified it of for a number of reasons, including that Factor Concentrates are products, not services, and are, therefore, excluded from the policy coverage, and that Baxter has failed to comply with various obligations of tender notice and the like under the policies. On February 8, 1994, Baxter filed suit against all of the insurance companies which issued comprehensive general liability and product liability policies to Baxter for a declaratory judgment that the policies for all of the excess carriers covered both products and services. In that suit, Baxter also sued Zurich for failure to defend it and Zurich and Columbia Casualty Company for failure to indemnify it.

     Baxter has notified its insurers concerning coverages and the status of the cases. Also, some of the anti-hemophilic factor concentrate cases pending against Baxter seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. Accordingly, Baxter is not currently in a position to estimate the amount of its potential future recoveries from its insurers, but has estimated its recovery with respect to the reserves it has established.

     Baxter is vigorously defending each of the cases and claims against it. At the same time, Baxter will continue to seek ways to resolve pending and threatened litigation concerning these issues through a negotiated resolution.

     In Canada, the provincial governments created a settlement fund to which all of the fractionators, including Baxter, have contributed. Baxter's contribution to the fund was approximately $3 million. Those Canadian claimants who avail themselves of this fund must sign releases in favor of Baxter against further litigation. The period in which to file a claim against the fund expired on March 15, 1994.

     In the fourth quarter of 1993, Baxter accrued $131 million for its estimated worldwide liability for litigation and settlement expenses involving anti-hemophilic Factor Concentrate cases, and recorded a receivable for insurance coverage of $83 million, resulting in a net charge of $48 million. The expense of the Canadian settlement is covered by this reserve.

     Upon resolution of any of the uncertainties concerning these cases, or if Baxter, along with the other defendants, enters into a comprehensive settlement of the class actions described above, Baxter may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on Baxter's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on Baxter's consolidated financial position.

     Most of the individuals who served as directors of American in 1985, including Mr. Cathcart and Ms. Evans, who currently are directors of Baxter, are defendants in a pending lawsuit filed as a derivative action. LEWIS V. BAYS, ET AL. was filed on March 23, 1990, in the Circuit Court of Cook County, Illinois. The plaintiffs allege breach of fiduciary duty claims relating to American's buyout of an agreement with Hospital Corporation of American ("HCA") in connection with Baxter's merger with American in 1985.

     On April 12, 1994, the parties in this case filed a settlement agreement with the court for approval. The Court entered a preliminary order of fairness, and, on April 26, 1994, Baxter began notifying its stockholders of the settlement. A final hearing to approve the settlement is scheduled for June 15, 1994. Management believes that the terms of any possible resolution will not have a material adverse effect on Baxter's results of operations or consolidated financial position.

     Baxter Healthcare Corporation ("BHC") is one of ten defendants named in a purported class action filed in August 1993, on behalf of all medical and dental personnel in the State of California who suffered allergic reactions to natural rubber latex gloves and other protective equipment or who have been exposed to natural rubber latex products. (KENNEDY, ET AL., V. BAXTER HEALTHCARE CORPORATION, ET AL., Sup. Ct., Sacramento Co., Cal., #535632). The case alleges that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. The Court granted the defendants' demurrer to the complaint which challenged the class action allegations. The Court also granted the plaintiffs' leave to file an amended complaint. The Court granted the defendants' demurrer to the amended complaint and again granted the plaintiffs leave to file a second amended complaint. The defendants' demurrer to the second amended complaint is presently before the Court. The defendants have also requested, if the Court grants the demurrer, that a further order be entered dismissing the class action allegations with prejudice, operating as a final judgment on that issue. In April 1994, a similar purported class action, GREEN, ET AL. V. BAXTER HEALTHCARE CORPORATION, ET AL., (Cir. Ct., Milwaukee Co., WI) was filed in Wisconsin against Baxter and three other defendants. The defendants are preparing a response to that complaint. Management believes that the outcome of these matters will not have a material adverse effect on Baxter's results of operations or consolidated financial position.

     All of the individuals who served as directors of Baxter as of September 1, 1993, as well as Lester B. Knight, executive vice president of Baxter, are named as defendants in a pending lawsuit ostensibly filed as a "demand excused" derivative action. SEIGEL V. LOUCKS, ET AL., was filed September 15, 1993, in the Court of Chancery in New Castle County, Delaware Cir. Ct., New Castle Co., Del., Cir. Act #13130. On October 24, 1993, a substantially identical complaint was filed in the same court by Bartholomew J. Millano. The two complaints have been consolidated. The plaintiffs allege, among other things, that the directors failed to oversee management in connection with actions which are the basis for the dispute between Baxter and the DVA which are described above, failed to prevent such actions, and failed to create a compliance program to prevent or detect such actions. The complaint seeks to recover alleged damages incurred by Baxter as the result of lost sales due to the proposed debarment discussed above, as well as the compensation paid to Messrs. Gantz, Knight, Loucks and Tobin since 1991. Baxter and its directors have filed motions to dismiss the suit, have answered the complaint and have filed a counterclaim seeking to permanently bar and enjoin the plaintiff from prosecuting this case because her claims have been disposed of and barred in a prior suit against Baxter.

     Baxter has been named as a potentially responsible party for clean-up costs at 18 hazardous waste sites. Baxter was a significant contributor to waste disposed on only one of these sites, the Thermo-Chem site in Muskegon, Michigan. Baxter expects that the total clean-up costs for this site will be between $37 million and $82 million, of which Baxter's share will be approximately $5 million. This amount has been reserved and reflected in Baxter's financial statements.

     In all of the other sites, Baxter was a minor contributor and, therefore, does not have information on the total clean-up costs. Baxter has, however, in most of these cases been advised by the potentially responsible party of its roughly estimated exposure at these sites. Those estimated exposures total approximately $5 million. This amount has been reserved and reflected in Baxter's financial statements.

     Baxter is a defendant in a number of other claims, investigations and lawsuits. Based on the advice of counsel, management does not believe that the other claims, investigations and lawsuits individually or in the aggregate, will have a material adverse effect on Baxter's operations or its consolidated financial condition.

EXECUTIVE OFFICERS AND DIRECTORS OF BAXTER

     The following table sets forth certain information with respect to the executive officers and directors of Baxter:


     Name                          Age              Position with Baxter
     ----                          ---              --------------------



                                    46


     William B. Graham              82              Senior Chairman of the Board

     Vernon R. Loucks, Jr.          59              Chairman of the Board and
                                                    Chief Executive Officer

     Lester B. Knight               35              Executive Vice President

     Tony L. White                  47              Executive Vice President

     Henry R. Autry                 45              Senior Vice President and
                                                    Chief Administrative Officer

     Harry M. Jansen Kraemer, Jr.   39              Senior Vice President and
                                                    Chief Financial Officer

     Arthur F. Staubitz             54              Senior Vice President,
                                                    Secretary and General Counsel

     Barbara Y. Morris              48              Senior Vice President

     Herbert E. Walker              59              Senior Vice President

     Dale A. Smith                  62              Group Vice President

     Ronald H. Abrahams             51              Vice President

     David J. Aho                   44              Vice President

     James H. Taylor, Jr.           55              Vice President

     Brian P. Anderson              43              Controller

     Lawrence D. Damron             47              Treasurer

     Silas S. Cathcart              67              Director

     David C.K. Chin, M.D.          44              Director

     John W. Colloton               63              Director

     Susan Crown                    35              Director

     James D. Ebert                 72              Director

     Mary Johnston Evans            64              Director

     Frank R. Frame                 64              Director



                                       47


     David W. Grainger              66              Director

     Martha R. Ingram               58              Director

     Georges C. St. Laurent, Jr.    57              Director

     Fred L. Turner                 61              Director


     WILLIAM B. GRAHAM, age 82, has been senior chairman of the board of directors since 1985. Mr. Graham became president of the Company in 1953 and chief executive officer in 1960 and continued in these positions until 1971. From 1971 to 1980 he was chairman of the board and chief executive officer, and thereafter he served as chairman until he became senior chairman.

     VERNON R. LOUCKS, JR., age 59, has been a director since 1975. Mr. Loucks has been chairman of the Board of Directors since 1987 and chief executive officer of the Company since 1980. Mr. Loucks was first elected an officer of the Company in 1971. Mr. Loucks also serves as a director of Anheuser-Busch Companies, Inc., The Dun & Bradstreet Corporation, Emerson Electric Co. and The Quaker Oats Company.

     LESTER B. KNIGHT, age 35, has been an executive vice president of Baxter since 1992, and a vice president since 1990. Mr. Knight previously was president of a division of a subsidiary of Baxter, and prior to that was employed in various management capacities with the same subsidiary.

     TONY L. WHITE, age 47, has been an executive vice president of Baxter since 1992, and a vice president since 1986, when he was first elected an officer.

     HENRY R. AUTRY, age 45, has been senior vice president and chief administrative officer of Baxter since 1993. Mr. Autry previously was president of a division of a subsidiary of Baxter. Before joining the Company, Mr. Autry was vice president of international sales at Federal Express Corporation.

     HARRY M. JANSEN KRAEMER, JR., age 39, has been senior vice president and chief financial officer of Baxter since 1993. Mr. Kraemer previously was the vice president of finance and operations for a subsidiary of Baxter. Prior to that he was employed as controller, group controller, and president of various divisions of subsidiaries of Baxter.

     ARTHUR F. STAUBITZ, age 54, has been senior vice president, secretary and general counsel of Baxter since 1993. Mr. Staubitz previously was vice president/general manager of the ventures group of a subsidiary of Baxter. Prior to that he was senior vice president, secretary and general counsel of Amgen, Inc. Prior to that he was a vice president of a Baxter subsidiary, and prior to that he was a vice president and deputy general counsel of Baxter.

     BARBARA Y. MORRIS, age 48, has been a senior vice president of Baxter since 1992. Ms. Morris was first elected an officer of Baxter in 1986.

     HERBERT E. WALKER, age 59, has been senior vice president of Baxter since 1993. Mr. Walker previously was vice president of human resources of a division of a subsidiary of Baxter.

     DALE A. SMITH, age 62, has been a group vice president of Baxter since 1979, when he was first elected an officer.

     RONALD H. ABRAHAMS, age 51, has been a vice president of Baxter since 1990. Mr. Abrahams previously was vice president - quality assurance and regulatory affairs of a subsidiary of Baxter.

     DAVID J. AHO, age 44, has been a vice president of Baxter since 1989. Mr. Aho previously was vice president of government affairs of a subsidiary of Baxter.

     JAMES H. TAYLOR, JR., age 55, has been a vice president of Baxter since 1992. Mr. Taylor previously was the general manager of operations of a division of a subsidiary of Baxter, and prior to that was vice president of manufacturing of that division.

     BRIAN P. ANDERSON, age 43, has been the controller of Baxter since 1993. Mr. Anderson previously was the vice president of corporate audit of a subsidiary of Baxter, and prior to that was a partner in the international accounting firm of Deloitte & Touche.

     LAWRENCE D. DAMRON, age 47, has been treasurer of Baxter since 1992. Mr. Damron previously was a vice president and controller of a division of a subsidiary of Baxter, and prior to that was the corporate auditor of another subsidiary. Prior to that, he was vice president and controller of a division of that subsidiary.

     SILAS S. CATHCART, age 67, has been a director since 1990. Mr. Cathcart is a director of General Electric Company, Illinois Tool Works, Inc. and The Quaker Oats Company. Mr. Cathcart is also a trustee of Northern Funds Mutual Fund. From 1985 to 1987, Mr. Cathcart served as a director of the Company; from 1970 to 1985 he served as a director of American Hospital Supply Corporation.
Mr. Cathcart served as chairman of the board and chief executive officer of Kidder, Peabody Group Inc., an investment banking firm, from 1988 to 1989, and as president and chief executive officer from 1987 to 1988. From 1972 to 1986, he was chairman of Illinois Tool Works, Inc.

     DAVID C.K. CHIN, M.D., age 44, has been a director since 1992. Dr. Chin is president and chief operating officer of Novalis Corporation, which integrates software technology, health benefit designs and provider organization models into turnkey managed care programs for health-care organizations. From 1987 to 1992, Dr. Chin was the president and medical director of the Health Centers Division of the Harvard Community Health Plan, Inc., a health maintenance organization. Since 1981, he has also been an instructor in medicine at the Harvard Medical School.

     JOHN W. COLLOTON, age 63, has been a director since 1989. From 1971 to 1993, Mr. Colloton served as the director of the University of Iowa Hospitals and Clinics, and since 1993 he has been vice president of the University of Iowa for Statewide Health Services. Mr. Colloton also serves as a director of Iowa State Bank & Trust, Premier Anesthesia, Iowa-Illinois Gas and Electric Company and Iowa-South Dakota Blue Cross and Blue Shield (IASD).

     SUSAN CROWN, age 35, has been a director since 1993. Since 1984, Ms. Crown has been a vice president of Henry Crown and Company, which includes diversified manufacturing operations, real estate and securities. Ms. Crown also serves as a director of Caribbean International News Corporation and as a trustee of Northern Funds Mutual Fund.

     JAMES D. EBERT, age 72, has been a director since 1989. Dr. Ebert has been a professor of biology at The Johns Hopkins University since 1992. From 1987 to 1992, he served as the director of the Chesapeake Bay Institute of The Johns Hopkins University. Dr. Ebert previously was president of the Carnegie Institution of Washington, an educational institution.

     MARY JOHNSTON EVANS, age 64, has been a director since 1986. Mrs. Evans is a director of Household International, Inc., Sun Company, Delta Air Lines, Inc. The Dun & Bradstreet Corporation and Scudder New Europe Fund.

     FRANK R. FRAME, age 64, has been a director since 1992. Mr. Frame is an adviser to the board of directors of HSBC Holdings Inc., a financial institution. Between 1976 and 1990, Mr. Frame held various senior management positions in The Hongkong and Shanghai Banking Corporation Limited, a financial institution from which he retired in 1990, including group legal adviser, executive director and deputy chairman. Mr. Frame also serves as chairman of Wallem Limited and deputy chairman of Time Products plc.

     DAVID W. GRAINGER, age 66, has been a director since 1990. Mr. Grainger is chairman of the board, president and chief executive officer of W.W. Grainger, Inc., a nationwide distributor of equipment, components and supplies. He joined W.W. Grainger, Inc. in 1952.

     MARTHA R. INGRAM, age 58, has been a director since 1987. Ms. Ingram is the director of public affairs and member of the board of directors of Ingram Industries Inc., a diversified transportation and energy company and distributor of consumer products. Ms. Ingram also serves as a director of First American Corporation.

     GEORGES C. ST. LAURENT, JR., age 57, has been a director since 1992. Since 1988, Mr. St. Laurent has been chairman of the board and chief executive officer of Western Bank, a financial institution. He was first elected a director of Western Bank in 1987.

     FRED L. TURNER, age 61, has been a director since 1982. Mr. Tuner is senior chairman of the board of directors and chairman of the executive committee of McDonald's Corporation, a restaurant licensor. Mr. Turner previously was chairman of the board and chief executive officer of McDonald's Corporation. He joined McDonald's in 1956. Mr. Tuner also serves as a director of Avon Corporation and W.W. Grainger, Inc.

     All executive officers are elected or appointed by the board of directors and hold office until the next annual meeting of directors and until their respective successors are elected and qualified. The annual meeting of directors is held after the annual meeting of stockholders.

     The board of directors has three classes of directors serving staggered three-year terms. Directors are nominated by the board of directors. Stockholders who want to nominate directors to the board must comply with certain procedures set forth in Baxter's Bylaws.

                  BAXTER INFORMATION INCORPORATED BY REFERENCE

     For certain information with respect to Baxter, its business strategy, historical consolidated financial information, management, directors, principal shareholders and other information see Baxter's Annual Report on Form 10-K for the year ended December 31, 1993 and Baxter's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, and the other documents incorporated by reference in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."


                         INFORMATION CONCERNING INTRAMED

BUSINESS

GENERAL

     Intramed develops, manufactures and markets cost-effective, miniature endoscopes and therapeutic devices for minimally invasive surgery, diagnosis and treatment monitoring. Intramed's proprietary technology and manufacturing processes enable it to offer a variety of flexible and rigid, single use endoscopes with the capabilities of larger, more expensive, reusable endoscopes. Intramed currently offers an array of angioscopes for the visualization of arteries and veins, choledochoscopes to locate stones during laparoscopic gallbladder removal, and ureteroscopes for visualization and treatment of the kidney and ureter. Intramed's corporate plan is twofold. Intramed is establishing a direct marketing and selling effort in the vascular surgery market, building on its proprietary products for peripheral bypass procedures, while simultaneously addressing other markets for Intramed's cost-effective miniature endoscopic technology through corporate partnering agreements.

     Intramed's products address three important trends in medical care: the growth in minimally invasive surgery, the increasing need for procedure-specific endoscopic and therapeutic devices, and the preference for single use rather than reusable products to minimize the risk of hospital-related patient infections.

MARKET BACKGROUND

     MINIMALLY INVASIVE SURGERY

     In recent years, major changes have occurred in methods of performing surgery. Historically, a surgeon has made a relatively large incision in the patient to gain physical and visual access for the removal, repair, reconstruction or inspection of internal body structures. Performing surgery in this manner can lead to large scars, long hospital stays and extended recuperative periods. More recently, improvements in technologies such as optics, video cameras and miniaturization and specialization of surgical instruments have enabled the development of new surgical procedures performed through small incisions. These "minimally invasive" procedures offer many advantages to patients, surgeons, hospitals and health-care reimbursers, including reduced trauma, less scarring and faster recovery for the patient, shorter operating time for the surgeon, and reduced hospital stays and overall costs.

     Minimally invasive procedures have been developed in a number of different surgical fields. Vascular surgeons are using minimally invasive procedures to examine, remove or bypass arterial blockages. Urologists are using minimally invasive techniques to diagnose defects in the urinary tract and to remove stones from the kidney and ureter. Orthopedic surgeons are using minimally invasive surgical procedures such as arthroscopy to repair or reconstruct damaged joints by observing a joint through a small puncture and inserting and manipulating therapeutic instruments through additional puncture sites.

     In recent years, the number of minimally invasive procedures performed has grown rapidly. Intramed believes that the benefits of reduced patient trauma, faster healing time and reduced costs have provided an impetus for surgeons, third party payors and patients to convert from traditional open surgery to newer minimally invasive procedures. For example, of the approximately 600,000 gallbladder removals done domestically each year, the minimally invasive "laparoscopic" procedure has grown from a few procedures, if any, in 1989 to an estimated 300,000 procedures in 1991. This rapid conversion reflects the fact that the traditional open procedure generally requires a six- to seven-day hospital stay with a six-week recovery time, while the minimally invasive procedure typically requires a one- to two-day hospital stay with a one-week recovery time.

     THERAPEUTICS AND VISUALIZATION

     Generally, minimally-invasive procedures involve two components: therapeutics and visualization. Minimally invasive therapeutics consist of the delivery or application of medical instruments, devices, drugs or other therapies through a hollow tube, or catheter, to an internal body structure. Such instruments can include cutters, graspers, lasers and a variety of other surgical tools.

     In order to choose the correct therapy and apply it in the most effective manner, the surgeon must be able to visualize the body structure in question. Visualization can be indirect, such as through ultrasound or X-ray techniques, or direct by use of an endoscope. Intramed believes direct visualization is superior to indirect for many minimally invasive procedures, because indirect visualization generally provides only a two-dimensional black and white image, while direct visualization provides a color view that reveals the type, surface characteristics and shape of internal body structures.

     ENDOSCOPY

     An endoscope is a tubular device which allows a surgeon to view an internal body structure remotely through optical elements coupled to an eyepiece or a video camera. Fiber optic endoscopes, like those Intramed manufactures, generally have a group of lenses and optical fibers to observe the body structure in question and another group of optical fibers to provide illumination for observation. The fiber optic image may be observed through an eyepiece attached to the endoscope or, with the use of a video camera and coupler, on a television monitor. Depending on the location and type of procedure being performed, endoscopes may be either short or long, rigid or flexible.

     Intramed believes the performance of an endoscope depends upon the following characteristics:

     OPTICAL CAPABILITIES. Endoscopes for minimally invasive procedures require a high quality visual image. The surgeon must be able to visualize the body structure clearly, both to guide the endoscope to the affected area, and to apply therapy in the most effective manner.

     STEERABILITY. In many cases, the success of a new minimally invasive procedure is dependent on the ability to manipulate the endoscope in the body to allow direct visualization of the area to be treated. Many endoscopes contain steering or deflecting mechanisms to permit the surgeon to achieve better visualization by maneuvering the tip of the endoscope through curved body structures such as the kidney, ureter and biliary tract, while reducing the risk of injury to these structures.

     COORDINATION WITH THERAPEUTICS. In order to achieve effective results, the use of the endoscope must be well coordinated with the use of the therapeutic instruments which provide the desired treatment. Many endoscopes combine the function of endoscopic observation with the ability to deliver therapeutic instruments or infuse medication through a "working channel" within the endoscope. Intramed believes that the combination of endoscopic observation with the delivery of therapeutics within one device has made the surgeons' task easier.

     MINIATURIZATION. Typically, reusable endoscopes used in urology, gynecology and orthopedics have been relatively large, with diameters of at least 3.0 mm, in order to permit the inclusion of complex optics and steering mechanisms and large working channels. Many new minimally invasive techniques, however, involve entry and direct visualization of structures that are substantially smaller than 3.0 mm. Intramed believes that the technology generally utilized to construct traditional large, reusable endoscopes makes it difficult to reduce such endoscopes in size successfully while still maintaining important endoscopic features. For example, as overall endoscope size is reduced, it becomes increasingly difficult to maintain optical quality, steerability and an adequately sized working channel to deliver therapy.

INTRAMED'S ENDOSCOPES

     TECHNOLOGY

     Intramed's proprietary technology and manufacturing processes enable it to produce miniature, single use, flexible or rigid, endoscopic products, with diameters as small as 0.7 mm, which have optic capabilities, steering mechanisms and working channels comparable to those of larger endoscopes.

     Optical quality is provided through advanced fiber optic technology and sophisticated lens systems. Intramed's patented design provides for up to 180 degrees of tip deflection for steerability. Intramed's proprietary manufacturing process for endoscope body construction permits miniaturization while retaining adequately sized working channels so that visualization and therapeutics can be coordinated. Intramed's camera coupler allows its products to be used with generally available video hardware systems currently in place. By varying an endoscope's degree of deflection, length and outer body diameter, Intramed is able to design products to address specific surgical procedures.

     Intramed is continuing its research and development efforts to further miniaturize its products and to add new features such as multidirectional steerability. Intramed also believes that its current technology provides it with a base from which to develop new products to address new market opportunities.

     SINGLE USE VS. REUSABLE ENDOSCOPES

     Substantially all of the endoscopes available on the market today are reusable. Intramed believes that its single use endoscopes have a number of advantages over reusable endoscopes. A reusable endoscope must be both cleaned and sterilized prior to each patient use, processes which are labor and cost intensive and require special handling due to the fragility of the endoscope. In addition, an ineffective cleaning or sterilization procedure could result in cross-contamination from one patient to another, potentially exposing the other patient to bacterial and viral infections transmitted through blood or body fluids. Furthermore, during the time required to clean and sterilize the endoscope, it is unavailable for use with other patients. Intramed's products, which are provided in sterile packages, minimize these disadvantages.

     By their nature, reusable endoscopes must be sufficiently sturdy to withstand repeated uses and cleanings. Generally, such endoscopes are expensive to construct and are large in size. Furthermore, the performance of reusable endoscopes may deteriorate with use, requiring refurbishment or repair. In contrast, Intramed's single use endoscopes provide consistent quality and reliable performance for each use.

     The initial price of reusable endoscopes is substantially higher than those of single use endoscopes. Prices for reusable fiber optic endoscopes typically range from $6,000 to $12,000, while prices for Intramed's single use endoscopes range from $250 to $700. In addition to these initial costs, hospitals may incur other substantial expenses for the cleaning, sterilization, repair and refurbishment of reusable endoscopes. Furthermore, manufacturers of reusable endoscopes generally design their products to be compatible exclusively with their own video hardware system. As a result, hospitals could be required to make an additional investment for video hardware systems which are compatible with a particular endoscope. Intramed's single use endoscopes, on the other hand, are designed to be compatible with generally available video hardware systems.

     Intramed believes the substantially lower initial price of its single use endoscopes is a significant advantage to hospitals because it allows them to adopt new minimally invasive procedures without making large capital expenditures. Furthermore, a hospital can afford to have available a variety of procedure-specific, single use endoscopes, providing a choice of lengths, outer body diameters and deflection capabilities most appropriate for each particular procedure.

STRATEGY

     Intramed's strategy is to develop cost-effective miniature endoscopic and therapeutic devices based on its proprietary technology in order to become a leading supplier of products for multiple segments of the minimally invasive surgical marketplace. Key elements of Intramed's strategy include:

     - ESTABLISH VASCULAR SURGERY VERTICAL MARKET. Intramed is expanding its direct marketing and sales efforts to vascular surgeons. Intramed offers its products to this market through direct sales representatives in most areas and through some distributor representatives domestically, and through vascular surgery distributors in Europe and the Asia-Pacific. Intramed has expanded its product offering in this market by varying product features, developing additional therapeutic devices, and introducing cost-effective reusable angioscope for the international market.

     - EDUCATE CUSTOMERS TO INCREASE ACCEPTANCE OF MINIMALLY INVASIVE, ENDOSCOPIC PROCEDURES. An important factor in Intramed's success is the acceptance by surgeons of minimally invasive surgical procedures using Intramed's miniature endoscopes. Intramed believes that such procedures are being used in only a small percentage of surgical procedures for which Intramed's products could be used. Intramed's customer education efforts include supporting and attending a variety of medical education programs for endoscopy, both domestically and internationally. Intramed believes these programs, which provide reports on a product's clinical performance to surgeons, have proven effective in introducing particular minimally invasive procedures and in positioning Intramed's products for these procedures. Intramed plans to expand its educational efforts.

     - COMBINE VISUALIZATION AND THERAPEUTIC CAPABILITY. In many minimally invasive procedures, instruments such as catheters, lasers, and retrieval and ablation devices are directed to a specific body site while being viewed through an endoscope. Most often, these instruments are inserted through the working channel of the endoscope. Intramed has developed products which combine both visualization and therapeutic functionality in either single devices or in procedure-specific kits which include an endoscope and the specialized therapeutic instruments necessary to perform a particular minimally invasive procedure. These products include a single device for viewing and cutting venous valves in vascular surgery and a procedure-specific kit for removing stones from the biliary tract during laparoscopic gallbladder surgery. Intramed plans to focus future development efforts on additional endoscopically guided therapeutic devices.

     - FORM PARTNERSHIPS WITH LEADING SURGEONS AND ESTABLISHED SUPPLIERS. Intramed has established close relationships with leading surgeons in the advancement of minimally invasive surgery. Intramed regularly consults with its Scientific Advisory Board to determine the effectiveness of existing products, guide product development activities and develop new ideas for utilizing miniature endoscopy. In addition, Intramed actively supports research into new applications of its miniature endoscopic products and assists with training programs by surgeons in minimally invasive procedures.

     Intramed believes that corporate partnerships with established medical device suppliers may be the most effective means to enter new markets. Intramed has already established a relationship for the development and distribution of products with C.R. Bard, Inc., a leading provider of urologic products worldwide, for urology. Intramed intends to attempt to establish similar relationships in markets which Intramed itself will not directly address. These arrangements may include joint research and development efforts and/or exclusive distribution agreements.

MARKETS AND PRODUCTS

     Intramed currently offers a variety of angioscopes for the visualization of arteries and veins, choledochoscopes to remove stones during laparoscopic gallbladder removal, and ureteroscopes for visualization and treatment of the kidney and ureter.

     VASCULAR SURGERY - ANGIOSCOPY

     Angioscopy is the observation of a blood vessel through the insertion of an endoscope into the vessel. Angioscopy has been made possible by the development of miniature endoscopes small enough to fit into blood vessels - generally smaller than 3.0 mm in diameter. The size of the vessel determines the maximum size of the endoscope.

     Intramed's angioscopes are currently used by vascular surgeons to diagnose, select treatment techniques for, and confirm results of treatment of peripheral vascular diseases which cause a blockage in patient arteries. Intramed estimates that there are approximately 300,000 cases of peripheral vascular disease treated in the U.S. each year. Until recently, X-ray angiography has been the standard technique for selecting and confirming treatments, but it suffers from the limits of indirect visualization.

     Minimally invasive techniques have been developed to reduce the invasiveness of bypass surgery to treat peripheral vascular disease blocking a patient's artery. Traditionally, a large incision is made in the patient's leg through which either a synthetic graft or a vein of the patient taken from another place in the body is inserted to bypass the diseased section of artery. A minimally invasive alternative is to use one of the patient's veins in place, or in situ, for the bypass. However, in order for this procedure to be effective, the valves of the vein ("venous" valves), which normally prevent reverse blood flow, must be removed. Intramed has developed a single use combination device for viewing and removing venous valves during an in site bypass procedure. This angioscopic valvulotome device has the advantage of replacing the two devices currently required to perform this procedure, thus making the procedure faster and easier and enhancing its minimally invasive nature.

     In addition to the angioscopic valvulotome, Intramed markets five models of endoscopes used for angioscopy, which vary in size from 0.7 mm to 3.0 mm in diameter and which have.either a passive or a 30 degree deflecting tip to provide steerability through curved vessels. The current list prices of Intramed's angioscopes range from $250 to $700.

     All these devices are inserted directly into the patient's bloodstream, resulting in potential contact with blood-borne diseases. As a result, Intramed believes its angioscopic products are particularly well suited to the vascular surgery market. The single use nature of these products avoids this potential for cross-contamination between patients. Furthermore, the lower initial cost and hardware compatibility of Intramed's products allows vascular surgeons to begin using Intramed's angioscopes without substantial capital outlay.

     Intramed is currently developing additional therapeutic devices for vascular surgery which would be used in conjunction with its angioscopes. In addition, a reusable angioscope has been introduced by Intramed for distribution in markets outside the United States, in which disposable devices are not generally used.

     GENERAL SURGERY - CHOLEDOCHOSCOPY

     In recent years, general surgeons have performed an increasing number of gallbladder removals using minimally invasive techniques. An integral part of this "laparoscopic" gallbladder removal is the examination of the biliary tract, which connects the gallbladder to the liver and small intestine, in search of gallstones. Stones are discovered in approximately 10% of the cases and must be removed so that they do not obstruct bile flow from the liver to the small intestine. Generally, to remove the stones, the surgeon has had to abandon the minimally invasive laparoscopic procedure and convert to a traditional open procedure. Alternatively, the surgeon may have referred the patient to a gastroenterologist to have the stones removed by a separate procedure which, though still minimally invasive, requires additional hospitalization.

     The difficulties associated with these procedures for locating and removing gallstones from the biliary tract has led to the development of a minimally invasive method by which the general surgeon can remove stones without additional hospitalization or patient trauma. Using this method, upon confirmation of stones, an endoscope is inserted into the biliary tract to locate the stone and a basket device is inserted through the endoscope's working channel to grasp and retrieve the stone.

     Endoscopes for biliary tract exploration - called choledochoscopes - require several key features. The diameter must be as small as possible for ease of insertion, while the working channel must be large enough to accommodate the stone retrieval devices. In addition, in order to facilitate movement of the scope through the biliary tract, the tip of the choledochoscope must be steerable. Intramed has developed a single use choledochoscope with a diameter of 3.0 mm, and, a tip which deflects up to 90 degrees in one direction and 30 degrees in the other. Intramed believes this product provides the best available ratio of outside diameter (3.0 mm) to working channel diameter (1.2 mm), plus tip steerability and flexibility. Reusable choledochoscopes with comparably-sized working channels are generally 4.0 mm to 5.0 mm in outside diameter. Intramed also offers a basket which is inserted through the working channel of the endoscope to retrieve the stones from the biliary tract during laparoscopic gallbladder removal.

     In September 1992, Intramed entered into an agreement with Linvatec, a subsidiary of Bristol-Myers Squibb, which granted to Linvatec the exclusive rights to Intramed's technology and products for the general and thoracic surgery markets. This worldwide agreement covered the distribution of Intramed's current products in these markets including the choledochoscope and stone retrieval basket. Linvatec began distribution of these products in December 1992. In September 1993, Linvatec chose to relinquish the exclusive distribution rights. Intramed is seeking another partner or distributor network for this product line.

     UROLOGY - URETHROSCOPY

     Endoscopes have long been used in urology to examine the bladder. With the advent of flexible fiber optics, endoscopes are also being used to examine both the kidney and ureter as well. These endoscopes - called ureteroscopes - are used to assist in the diagnosis of defects in and the removal of stones from these structures. There are approximately 170,000 urethroscopies performed by urologists each year in the United States.

     Ureteroscopes must contain the largest possible working channel to accommodate devices to treat or remove stones, while still maintaining a small outside diameter to ease entry and manipulation. Intramed's ureteroscopes are designed to provide an optimal ratio of outside diameter to working channel diameter. In addition, Intramed believes the low cost of its single use products make adoption of endoscopic techniques attractive to urologists who have not previously used them. Furthermore, given the high volume of urethroscopic examinations generally performed by each urologist, the use of cost-effective, single use ureteroscopes eliminates delays caused by the cleaning and sterilization of reusable ureteroscopes.

     All of Intramed's urology products are distributed exclusively worldwide by Bard, a leading supplier to the urology market. Through 1991, Intramed produced two models of flexible ureteroscopes, a 3.0 mm diameter, 180 degree deflecting tip urethroscope and a 2.3 mm diameter, non-reflecting urethroscope. In January 1992, Bard commenced marketing Intramed's 2.7 mm diameter rigid urethroscope. Over this time, however, the demand for Intramed's flexible urology products declined. Intramed believes that the market for urology endoscopes in general has shifted to a greater emphasis on rigid scopes. Nearly all 1992 and 1993 sales of urology endoscopes to Bard were rigid scopes. In January 1993, Bard discontinued sales of the deflecting tip flexible urethroscope. Primarily due to the higher level of competition in the urology market, Intramed is not planning on significant growth in this market. Intramed anticipates that its future research and development activities in the urology market, if any, would be funded by Bard or other third parties. The current list prices of the ureteroscopes range from $250 to $350. The current list price of the reusable eyepiece is $1,000.

     REUSABLE SUPPORT PRODUCTS

     In addition to endoscopes, Intramed offers a number of reusable products to assist the surgeon in the use of its endoscopes. Such products include pumps to clear blood and other body fluids away from the endoscope's field of view during the procedure and a variety of camera and light source adapters for adapting to generally available hospital video hardware systems. The current list price of the pump is $6,500, and list prices of the adapters range from $50 to $250.



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     FUTURE MARKETS AND PRODUCTS

     Intramed believes that market opportunities exist for its products outside the three markets in which it currently competes. The adoption by surgeons of minimally invasive techniques in such other markets offers the same benefits of reduced patient trauma, shortened operating time, faster healing and overall cost reduction that such techniques offer for current applications. Intramed is seeking partners to help it to expand its product offerings to include products for a number of these markets, including those described below. Intramed will initiate development of the products described below once a corporate partnership with an established medical device supplier has been completed. Intramed would rely on a corporate partner to seek FDA approval for these products, although no assurance can be given as to whether or when Intramed will successfully complete development of any new products and obtain regulatory approval. In addition, there is no assurance any such products would be commercially successful.

     NEUROSURGERY. Intramed believes that miniature endoscopy can be applied to certain neurosurgical procedures. These would include placement. of shunts for treatment of hydrocephalus, as well as biopsy and tumor resection. Intramed believes that such procedures may be done more effectively and more easily when guided by direct visualization with miniature endoscopes. Intramed has entered into a development agreement, with a third party, the terms of which provide funds for a program to develop products for this area.

     OPHTHALMOLOGY. Traditional treatment methods for people suffering from blockage of the tear ducts can involve traumatic surgery to the face. Intramed's products have been used to explore the tear ducts and to guide mechanical or laser devices to remove the blockages in a minimally invasive procedure. Additionally, Intramed's products have been used for direct visualization within the eye during retinal surgery.

     GENERAL. An important factor in Intramed's success will be acceptance by surgeons of minimally invasive surgical procedures using Intramed's miniaturized, single use endoscopes. A number of nonendoscopic surgical procedures are currently performed to address medical applications for which Intramed's products are intended. For certain applications, such procedures are currently more generally accepted than minimally invasive procedures, and there can be no assurance that minimally invasive procedures will gain greater acceptance for these applications. For the vascular and general surgery markets, this will require a significant investment by Intramed in physician education and the willingness of physicians to learn and adopt new minimally invasive procedures that use endoscopes. For the urology market, this involves replacement of reusable endoscopes with single use endoscopes. Intramed currently offers endoscopic products for use in specific areas of vascular, general and urologic surgery. Intramed's long-term growth will depend upon its ability to expand its product line and develop, produce and market additional endoscopic and therapeutic products in these markets and to expand into other surgical markets. There can be no assurance that Intramed will be able to do so successfully, nor that the use of minimally invasive techniques in general, nor of disposable endoscopic devices in particular, will be accepted by surgeons in Intramed's existing markets or such other markets.

RESEARCH AND DEVELOPMENT

     The medical device industry is characterized by extensive research efforts and rapid technological progress. New technology and developments are expected to continue at a rapid pace in both industry and academia. There can be no assurance that such new technology and developments will not result in procedures which become more generally accepted than minimally invasive techniques. Intramed's research and development efforts are directed toward the development of new miniature endoscopes and the therapeutic instruments wed in conjunction with these endoscopes. The expertise of Intramed's seven person research and development department in the fields of optics, biomaterials, catheter design and fiber optic packaging has allowed Intramed to develop and refine its proprietary technology in miniature endoscopy. Intramed also uses outside consultants to assist in optical design and relies on its Scientific Advisory Board for the advancement of ideas for new applications of its technology as well as for clinical testing of new products. In addition, Intramed receives ideas from its customers for new products as well as improvements for its existing designs.



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     Intramed incurred research and development expenses of approximately
$888,000, $909,000 and $1,006,000 in 1991, 1992 and 1993, respectively.

CUSTOMERS AND MARKETING

     The principal customers for Intramed's products are hospitals which purchase products based on the preference of their surgeons. Intramed currently directly markets its products to more than 3,000 surgeons domestically and has recently commenced marketing to surgeons internationally. Intramed believes that education and training are critical to the adoption and proper use of endoscopes by surgeons. Customer education is emphasized by supporting and participating in a variety of medical education programs for endoscopy both domestically and internationally. Intramed believes such medical education programs, by providing surgeons with reports on clinical performance, have proven effective in introducing particular minimally invasive procedures and in positioning Intramed's products for these procedures. Intramed plans to expand its educational efforts.

     During 1993, Intramed converted from using primarily distributor organizations to using primarily direct sales representatives for the domestic distribution of its vascular surgery products. Intramed has twelve direct employee sales representatives and uses five distributor organizations. Internationally, Intramed's vascular surgery products are marketed by a network of 20 distributor organizations in Western Europe, Canada and Asia-Pacific. Distributors customarily purchase Intramed's products at a discount from the list price and resell the products to hospitals. Intramed has an agreement with each distributor that requires minimum purchases to maintain the exclusive territory and bars the distributor from marketing competitive products.

     The four person marketing staff manages and supports Intramed's direct sales representatives and distributors by generating sales leads, conducting product training sessions, exhibiting at medical meetings, creating sales support materials, advertising in surgical journals and developing video tape programs. Intramed is seeking a partner or distributor network for marketing Intramed's general surgery products. In September 1992, Intramed entered into an agreement with Linvatec, a subsidiary of Bristol Meyers Squibb, which granted to Linvatec the exclusive rights to Intramed's technology and products for the general and thoracic surgery markets. As part of the agreement, Linvatec paid a license fee in consideration of development and marketing investments previously made by Intramed, as well as committing to certain minimum purchases in each contract year. In September 1993, Linvatec chose to relinquish these exclusive distribution rights.

     Intramed's urology products are marketed by Bard, a major heath care company. In order to obtain funding resources and distribution for its urology products, Intramed entered into a relationship in 1988 granting Bard the exclusive right to distribute such products worldwide. Sales to Bard represented 39%, 24% and 12% of net sales in 1991, 1992 and 1993, respectively. Intramed has also granted to Bard the right to distribute all future urological products. In addition, before Intramed may enter into another corporate partner relationship with regard to future gynecological products, Intramed must offer marketing rights to Bard on a no less favorable basis. Intramed has also granted to Bard a non-exclusive manufacturing license with regard to all products Bard distributes. Bard's exercise of such license is contingent, however, upon Intramed's failure to supply such products to Bard or bankruptcy. To date, Bard has not exercised its manufacturing license with regard to any of Intramed's products.

     Intramed does not normally have any significant backlog, because its practice is to ship product within 60 days after receipt of written order.

MANUFACTURING

     Intramed's manufacturing operations consist primarily of assembly, testing, inspection and packaging. Intramed's manufacturing facility contains a clean room assembly area where the endoscopic products are produced, tested and packaged. Intramed's products are sterilized at a certified laboratory and tested for sterility before customer shipment. Intramed's quality control staff tests all components manufactured by Intramed, as well as all individual components and subassemblies manufactured to Intramed's specifications by outside



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contractors.  The quality control staff also performs finished goods quality control and inspection and maintains documentation for compliance with the FDA's current Federal Good Manufacturing Practices regulations.

     Intramed manufactures all of its products at a single facility. Intramed has qualified two or more sources for all of the components used in its products, with the exception of one optical element, which is purchased from a single source with several manufacturing plants. Intramed currently purchases several components from a single supplier and would require time to obtain components from the second source. Intramed has not experienced any supply disruptions or disruption in its manufacturing operations to date. However, Intramed would be adversely affected if it did not obtain components as required and expand manufacturing capacity to meet demand or if its single facility were disrupted.

     Intramed warehouses sufficient components to meet its monthly production needs and carries an inventory of finished goods adequate to meet its present customers needs. Intramed's assembly operation is not capital intensive, and Intramed believes that it could expand to accommodate its operations for the foreseeable future by the addition of more space and personnel.

PATENTS AND PROPRIETARY TECHNOLOGY

     Intramed's policy is to protect its technology by seeking patent protection for its products when possible and to preserving its intellectual property rights and trade secrets. Intramed has obtained three United States patents and has made applications for an additional two U.S. patents covering certain aspects of its technology including an angioscopic valvulotome device. Intramed has also applied for corresponding foreign patents in Europe, Australia, Canada and Japan. Intramed has also acquired rights to two United States patents and certain other intellectual property rights relating to vascular surgery products. No assurance can be given that the existing patents will be held valid if subsequently challenged, that any additional patents will be issued or that the scope of any patent protection will exclude competitors. The validity and breadth of claims covered in medical technology patents involve complex legal and factual issues and therefore is highly uncertain. In addition, others may hold or receive patents. which contain claims having a scope that covers products developed by Intramed. Intramed is aware of a third party patent which was granted after one of Intramed's patents issued and which contains claims which arguably could be asserted against Intramed's modular endoscope system. Intramed believes such claims, if made, would be without merit, has sought reexamination to invalidate these claims and intends to take additional actions, if necessary, to secure its patent position.

     Intramed is not currently a party to any patent or other litigation, and no infringement claims have been asserted against Intramed. However, there has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by Intramed, may be necessary to enforce patents issued to Intramed, to protect trade secrets or know-how owned by Intramed or to defend Intramed against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Adverse determinations in litigation could subject Intramed to significant liabilities to third parties, could require Intramed to seek licenses from third parties and -could prevent Intramed from manufacturing, selling or using its products, any of which could have a material adverse effect on Intramed's business, financial condition and results of operations.

     Intramed also relies upon unpatented proprietary technology and trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent proprietary technology and trade secrets or disclose such technology or that Intramed can meaningfully protect its rights in such unpatented technology. Intramed requires each of its employees, consultants and advisors to execute a confidentiality agreement upon the commencement of an employment, consulting or advisory relationship with Intramed. There can be no assurance, however, that these agreements will provide meaningful protection for Intramed's proprietary information in the event of unauthorized we of disclosure of such information.

     Intramed has federally registered "INTRAMED" as a trademark.



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COMPETITION

     Competition in the endoscopic industry is intense and is expected to increase. There are numerous competitors in the general surgery and urology markets, most of which provide reusable endoscopes. Intramed's principal competition in the vascular marketplace is from Olympus Corporation, a manufacturer of optical products including reusable endoscopes. Intramed believes that there are a limited number of manufacturers of single use endoscopes, although Intramed believes that it manufactures the only deflecting single use endoscope, which is important for procedures involving curved body structures. Intramed expects to encounter intense competition in any new markets it enters with new endoscopic and therapeutic products. Many of Intramed's competitors, particularly those competitors which are large medical and pharmaceutical companies, have substantially greater financial, manufacturing, marketing and technological resources than Intramed. These companies also have substantially greater experience in research and development, obtaining regulatory approval and manufacturing and marketing, and represent significant long-term competition for Intramed. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than those being developed by Intramed or that would render Intramed's technology, existing products and proposed products obsolete or noncompetitive.

     Intramed believes that the primary competitive factors within the endoscopic market are optical quality, innovation, price, product reliability and ease of use. In addition, Intramed believes that the relative speed with which companies can develop products, complete clinical testing, obtain regulatory approval and supply commercial quantities of the product to the market are also important competitive factors. Although many of Intramed's competitors have greater resources than Intramed, Intramed believes that it currently competes favorably with respect to each of the foregoing competitive factors.

     A number of non-endoscopic surgical procedures are currently performed to address medical indications for which Intramed's products are intended. For certain indications, such procedures are currently more generally accepted than minimally invasive procedures, and there can be no assurance that minimally invasive procedures will gain greater acceptance for these indications.

GOVERNMENT REGULATION

     The manufacture and marketing of Intramed's products are subject to extensive and rigorous federal and state regulation in the United States and to various regulatory requirements in other countries. Intramed and its products are regulated by the FDA under a number of statutes including the Federal Food, Drug, and Cosmetic Act (the "FDC Act"). The FDC Act provides two basic review procedures for medical devices. Certain products may qualify for a submission authorized by Section 510(k) of the FDC Act, wherein the manufacturer gives the FDA a premarket notification of the manufacturer's intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is substantially equivalent to another legally marketed product. In some cases, the manufacturer must include data gathered under an investigational device exemption ("IDE") granted by the FDA allowing human clinical studies. Marketing may commence when the FDA issues a letter finding substantial equivalence. To date, Intramed has received a 510(k) marketing clearance finding substantial equivalence from the FDA for all its products, although there can be no assurance that in the future Intramed will continue to receive 510(k) clearances for its products. In addition, from time to time, Intramed makes minor modifications to its existing products, which Intramed believes do not require separate 510(k) clearance. There can be no assurance, however, that the FDA will not take a contrary position.

     If a medical device does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval ("PMA") application. This requires more extensive prefiling testing than the 510(k) procedure and involves a significantly longer FDA review process. FDA approval of a PMA application occurs after the applicant has established safety and efficacy to the satisfaction of the FDA under an IDE procedure requiring preclinical laboratory and animal tests and human clinical studies. Approval of a PMA application includes specific requirements for labelling of the medical device with regard to appropriate indications for use.



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     Intramed is registered as a medical device manufacturer with the FDA and state agencies, such as the Food and Drug Branch of the California Department of Health Services. Intramed is subject to inspection on a routine basis by both the FDA and the state of California for compliance with the FDA's current Good Manufacturing Practice regulations. Those regulations impose certain procedural and documentation requirements upon Intramed with respect to manufacturing and quality assurance activities. Additionally, Intramed must comply with various FDA requirements for design, safety, advertising, labelling, recordkeeping and reporting of adverse experiences with the use of the product. The FDA actively enforces regulations prohibiting marketing of products for non-indicated uses. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions or loss of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Changes in existing requirements or adoption of new requirements could affect adversely the ability of Intramed to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse affect on Intramed's business, financial condition and results of operations.

     Intramed is also subject to regulation in each of the foreign countries in which it sells its products. Many of the regulations applicable to Intramed's products are similar to those of the FDA. However, the national health or social security organizations of certain countries require Intramed's products to be qualified before they can be marketed in those countries. To date, Intramed has not experienced significant difficulty in complying with these regulations.

     In addition to being regulated by the FDA, Intramed is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other current and potential future federal, state and local regulations.

     There can be no assurance that Intramed will obtain timely regulatory approval for its future products, or that existing approvals will not be withdrawn. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, suspensions of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory approval of Intramed's products. Delays in receipt of, or failure to receive, approvals, or the loss of previously received approvals, could have a material adverse effect on Intramed's business, financial condition and results of operations.

REIMBURSEMENT

     Intramed's products are purchased by hospitals and other users, which bill various third-party payors, such as governmental programs and private insurance plans, for the health-care services provided to their patients. Third-party payors carefully review and are increasingly challenging the prices charged for medical products and services. While to date Intramed believes that procedures using its products have generally been reimbursed, payors could deny reimbursement if they determine that the device used in the procedure was not used in accordance with established payor protocol regarding cost-effective treatment methods, was experimental, or was used for an unapproved indication. The federal government is currently reevaluating its policies and procedures regarding medical reimbursement. This has led to general uncertainty regarding future reimbursement for medical products. Failure by hospitals and other users of Intramed's products to obtain reimbursement from third-party payors and/or changes in government and private third-party payors' policies toward reimbursement for procedures employing Intramed's products could have a material adverse effect on Intramed's business, financial condition and results of operations.

     Government agencies generally reimburse hospitals for medical treatment at a fixed rate according to diagnosis-related groups ("DRGs") regardless of the particular procedure performed or devices used. Whether or not the DRG reimbursement is sufficient to cover the hospital's actual costs in a particular case, the ceiling on reimbursement may provide an incentive to reduce such costs. To the extent that DRGs, and similar programs of private insurers, provide such an incentive, Intramed believes that they may promote the use of minimally invasive diagnostic and surgical procedures such as endoscopy which reduce post-operative hospitalization costs.



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     Fees for physicians' and surgeons' services are paid by Medicare and other third-party payors on the basis of what physicians and surgeons have charged for the particular type of procedure or service. Medicare payments of physicians' surgical fees will, over a five-year period beginning in 1992, shift to a fee schedule based on the resource-based relative value of the services rendered.

PRODUCT LIABILITY AND INSURANCE

     Medical device companies are subject to an inherent risk of product liability and other liability claims in the event that the use of their products results in personal injury. Intramed maintains product liability insurance with coverage of $5 million per occurrence and an annual aggregate maximum of $5 million. There can be no assurance that a future claim will not exceed insurance coverage or that such coverage will continue to be available. Although Intramed has not experienced any product liability claims to date, any such claims could have an adverse impact on Intramed's business, financial condition and results of operations.

EMPLOYEES

     As of March 1, 1994, Intramed had 41 employees including 7 in research and development, 9 in manufacturing, 3 in quality assurance and regulatory affairs, 18 in marketing and sales, and 4 in administration. Intramed believes that the success of its business will depend, in part, on its ability to attract and retain qualified personnel. There can be no assurance that Intramed will be able to attract and retain the qualified personnel or develop the expertise needed for its business. Intramed currently has a small research and management group. The loss of the services of one or more members of the research or management group or the inability to hire additional personnel and develop expertise as needed would have an adverse effect on Intramed. Intramed believes that it has a good relationship with its employees.

PROPERTIES

     Intramed leases an approximately 12,000 square foot facility in San Diego, California under a lease expiring in December 1994. This facility contains approximately 3,000 square feet of clean room space, 3,000 square feet of warehouse and 6,000 square feet of offices and research lab space.

     INTRAMED MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

INTRODUCTION

     Intramed was formed in April 1987 and commenced research and development of its initial endoscope products for the urology market. These products were introduced commercially in June 1989, and are marketed and distributed by Bard pursuant to a corporate partnership. Intramed commercially introduced its initial products for the vascular market in the fourth quarter of 1990. These products are being marketed and distributed by Intramed through a combination of direct sales representatives and independent distributor organizations. Intramed commercially introduced its initial products for the general surgery market in the third quarter of 1991. In September 1992, Intramed entered into an agreement with Linvatec, a subsidiary of Bristol-Myers Squibb, which granted Linvatec the exclusive rights to distribute Intramed's technology and products for the general and thoracic surgery markets. Linvatec began distribution of such products in December 1992. In September 1993, Linvatec chose to relinquish its exclusive distribution rights and has made only minor purchases since that date. Intramed is committed to continued research and development of new products.

     On March 30, 1994, Intramed and shareholders holding a majority of Intramed's outstanding Common Stock entered into an Agreement and Plan of Reorganization with Baxter International Inc. and a Baxter subsidiary, pursuant to which Baxter has agreed (i) to purchase from the Majority Shareholders a controlling interest in Intramed effective in early April, 1994, and (ii) to acquire the remaining outstanding shares of Intramed pursuant to a merger of Intramed into a Baxter subsidiary as soon as possible after obtaining all



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necessary regulatory approvals, the approval of Intramed's shareholders and the satisfaction of certain other conditions. The consideration to be issued in the transaction, regardless of whether shares are sold directly to Baxter by the Majority Shareholders or acquired by Baxter through the Merger, will be approximately $2.72 of Common Stock of Baxter International Inc. per share of Intramed, valuing the Baxter stock at its average market price over the ten days prior to the effectiveness of the Merger.

RESULTS OF OPERATIONS

     NET SALES. Net sales decreased from $3.13 million in 1991 to $2.86 million in 1992 and $2.73 million in 1993. Urology products sold to Bard represented 39%, 24% and 12% of net sales for 1991, 1992 and 1993, respectively. The remainder of sales consisted of sales of vascular and general surgery products. From 1992 to 1993 vascular surgery product sales increased 8% and general surgery product sales increased 15%. The increase in vascular surgery and general surgery product sales in 1993, however, were not enough to offset a 52% decline in urology product sales, causing total sales to decrease from 1992 to 1993. Similarly an 85% increase in general surgery product sales and unchanged vascular surgery product sales from 1991 to 1992 were not enough to offset a 44% decline in urology product sales, which resulted in total sales decreasing from 1992 to 1991. The decrease in sales to Bard from 1992 to 1993 was due in part to original stocking orders placed by Bard in 1992 for Intramed's rigid urology scope which was introduced in January 1992. All of the 1993 sales and nearly all of the 1992 sales of urology endoscopes to Bard were for rigid scopes. The decrease in sales to Bard from 1991 to 1992 was due to a decline in demand for Intramed's flexible urology products. Intramed believes that the market for urology endoscopes in general has shifted to a greater emphasis on rigid scopes. In January 1993, Bard discontinued sales of the deflecting tip flexible urethroscope. In the fourth quarter of 1992, Intramed recorded a reserve of $255,000 for anticipated costs associated with the withdrawal of this product. In 1993, Intramed recorded contract revenues relating to Bard's failure to meet contractual minimum purchases. While Intramed's diversification into vascular and general surgery products has offset the declining urology product sales to Bard, if urology product sales continue to decline, such other product sales will need to increase to avoid further adverse effects to Intramed. Primarily due to the high level of competition in the urology market, especially from reusable scopes, Intramed is not planning significant growth in this market.

     During 1993, Intramed converted most of its domestic sales effort for vascular surgery products from an independent distribution network to direct sales representatives. Intramed believes that the increased level of customer support available with a direct employee sales force should increase sales to the vascular surgeon. In 1993, Intramed entered into an agreement with a distributor to establish initial distribution for vascular products in France and Germany. Intramed has used distributors to sell the vascular surgery products in Western Europe, Canada and Australia. Intramed also introduced in 1993 a new reusable vascular scope in the international market. Intramed believes that direct sales representation in the domestic market and increased emphasis on the international market caused the increase in vascular product sales from 1992 to 1993 and will provide continued growth for what is now Intramed's largest product line.

In September 1992, Intramed entered into an agreement with Linvatec, a subsidiary of Bristol-Meyers Squib, which granted to Linvatec the exclusive rights to distribute Intramed's products for the general and thoracic surgery markets. Linvatec began distribution in December 1992. In connection with this agreement, Intramed recorded licensing fees of $400,000 in 1992. In September 1993, Linvatec chose to relinquish the exclusive distribution rights to Intramed's general and thoracic surgery products and paid to Intramed $178,000 in additional licensing and termination fees. Intramed is seeking an alternative channel of distribution for its general surgery products, and anticipates sales for this product line will be lower in 1994 compared to 1993 sales. Intramed recorded contract revenues of $120,000 in 1993 relating to Bard's failure to meet contractual minimum purchases. In addition, Intramed received $50,000 in licensing fees in 1993 from a distributor for the right to distribute certain of Intramed's products.

     COST OF SALES. Intramed's gross margin on product sales as a percent of net sales increased from 23.9% in 1991 to 26.9% in 1992 to 34.7% in 1993. The increased gross margin as a percentage of net sales from 1991 to 1992 and from 1992 to 1993 was due to the decline as a percentage of net sales of urology product sales, which



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have a lower gross margin than Intramed's other products and the increase as a percentage of net sales of vascular surgery products sales, which generally have the highest gross margin of Intramed's products. In addition, in 1993 a portion of the vascular surgery products were sold through the direct employee sales force which provided higher gross margins than sales through the regional distributors.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased from $888,000 in 1991 to $909,000 in 1992 and $1,006,000 in 1993. These increases were due to higher prototype production and testing. The increase in 1992 related primarily to development and introduction of Intramed's angioscopic valvulotome, and the increase in 1993 was due to the development and introduction of a reusable angioscope for sale in the international marketplace. Research and development expenses as a percentage of net sales increased from 28.4% in 1991 to 31.8% in 1992 to 36.9% in 1993 as a result of spreading increasing research and development expenditures over decreasing net sales. Intramed plans to decrease its research and development expenditures in 1994.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from $1,389,000 in 1991 to $2,182,000 in 1992 and to $2,494,000 in 1993. The 57% increase from 1991 to 1992 was due to increased direct marketing efforts for the vascular and general surgery products, as well as additional administrative expenses associated with being a publicly held company. The 14% increase from 1992 to 1993 was primarily due to the cost of establishing a direct sales force in the domestic marketplace for the vascular product line. Intramed anticipates that selling, general and administrative costs will continue to increase in 1994 primarily due to the incurring of a full year of expenditures relating to the direct sales force for vascular products.

     INCOME TAXES. At December 31, 1993, Intramed had net operating loss carry-forwards for federal income tax purposes of approximately $8,500,000 which will begin to expire in 1998 if not utilized to offset future income. In addition, Intramed had research and development tax credit carry-forwards of $330,000 at December 31, 1993. Pursuant to the Tax Reform Act of 1986, annual utilization of Intramed's net operating loss and research and development tax credit carry-forwards will be limited, because in 1991 Intramed experienced a cumulative change in ownership of more than 50% for federal-income tax purposes. The sale of Intramed Common Stock by the Majority Shareholders to Baxter also constituted such a change in ownership in 1994.

     NET LOSS. Intramed has incurred a net loss in each year since inception and anticipates it will incur a substantial net loss in fiscal 1994. Intramed expects that selling, general and administrative expenses will continue to increase during 1994, as Intramed expands its sales and marketing staff and activities. In order to become profitable, Intramed must successfully increase sales of its existing products, develop new products for its existing markets, increase gross margins through higher volumes and manufacturing efficiencies, manage its operating expenses and expand its distribution capability. There is no assurance that Intramed will achieve profitability.

     Intramed believes that there are a number of trends and factors in the market for Intramed's products which could affect Intramed's future operating results. Intramed believes that trends are occurring which favor a growth in minimally invasive surgery, an increasing need for procedure-specific endoscopic devices, and a preference for single use rather than reusable products to minimize the risk of hospital-related patient infections, and that such trends could affect the market acceptance of Intramed's products. There can be no assurance, however, that such trends, to the extent that they actually are occurring, will continue, nor what their actual effect will be upon Intramed's results of operations. In addition, factors such as the intense competition and rapid technological change inherent in Intramed's markets, the reimbursement policies of third-party payors, and the regulatory requirements and actions by various government bodies could also have a material adverse effect on Intramed's results of operations.


LIQUIDITY AND CAPITAL RESOURCES.

     As of December 31, 1993, Intramed had cash and cash equivalents of $1,175,000 and working capital of $2,223,000. In comparison, Intramed had cash, cash equivalents and short-term investments and working capital



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

of $3,170,000 and $4,237,000, respectively as of December 31, 1992. The decrease was caused by cash of $1,845,000 used to fund operations and $176,000 to fund investments in property and equipment and patent and technology rights. Intramed received $26,000 for the issuance of common stock to employees through the Employee Stock Purchase Plan.

     Intramed has no significant commitments for the purchase of capital equipment. Intramed's raw material inventory balance increased in 1993 compared to 1992, due to minimum order purchase commitments for certain product components which were fulfilled in January of 1994. Finished goods inventory increased in 1993 compared to 1992 due to lower than anticipated sales volume in the second half of 1993. Intramed anticipates that inventory balances will decrease in 1994.

     Intramed requires working capital to fund its ongoing business operations, including research and development of new products and expansion of Intramed's sales and marketing staff and activities and distribution networks, including continued expansion of direct marketing activities. Since inception and through December 31, 1993, Intramed has incurred losses of approximately $9.8 million. Attaining profitable operations is dependent upon a number of factors, including but not limited to Intramed's ability to increase sales of its existing markets, increase gross margins, through higher volumes and manufacturing efficiencies, manage its operating expenses, expand its distribution capability and obtaining additional equity or debt financing. In response to these uncertainties, Intramed entered into the Reorganization Agreement. If the Merger does not occur, Intramed would need to raise additional equity or debt financing. There can be no assurance that such financing would be available.

                  EXECUTIVE OFFICERS AND DIRECTORS OF INTRAMED

     The following table sets forth certain information with respect to the executive officers and directors of Intramed:


     Name                             Age         Position with Intramed
     ----                             ---         ----------------------
     Stuart L. Foster  . . . . . .    43          President, Chief Executive
                                                   Officer and Director

     Stephen A. Sosnowski  . . . .    39          Vice President, Research and
                                                   Development and Operation,
                                                   Secretary and Director

     Alan J. Schempp . . . . . . .    41          Vice President, Business
                                                   Development

     Steven J. McGowan . . . . . .    38          Vice President, Finance and
                                                   Administration and Chief
                                                   Financial Officer

     Kerry Pope, Jr. . . . . . . .    48          Vice President, Sales and
                                                   Marketing


     Thomas Fogarty, M.D.  . . . .    60          Director

     Pieter Halter . . . . . . . .    49          Director

     John Walker . . . . . . . . .    45          Director




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

     STUART L. FOSTER joined Intramed in January 1990 as Vice President, Research and Development and since January 1992 has been its President, Chief Executive Officer and a Director. From December 1983 to July 1989, he was with SensorMedics Corporation, a medical device company which he co-founded, most recently as its Vice President and General Manager. Mr Foster left SensorMedics in July 1989 to become an independent consultant in the medical device industry. Mr. Foster has a B.S. and M.S. in Biomedical Engineering from Rensselaer Polytechnic Institute and the University of Southern California, respectively.

     STEPHEN A. SOSNOWSKI, a co-founder of Intramed, has been its Vice President, Operations, Secretary and a Director since July 1987. He became Vice President, Research and Development in February 1992. Prior to co-founding Intramed, Mr Sosnowski held management positions with the Edwards division of Baxter Healthcare Corporation, which specialized in cardiovascular catheters. Mr. Sosnowski has a B.A. in Chemistry and Biology from Chapman University, and an M.B.A. from the University of Phoenix.

     ALAN J. SCHEMPP, a co-founder of Intramed, was its Vice President, Sales and Marketing from September 1989 to December 1992, has been its Vice President, Business Development since January 1993 and from July 1987 through February 1988 was a Director. From August 1988 to August 1989, he was Vice President, Sales and Marketing of Paramed Technology, Inc. Mr. Schempp has a B.F.A. in Architectural Design from the University of Kansas and an M.B.A. from the University of Phoenix.

     STEVEN J. MCGOWAN joined Intramed in June 1990 as Controller and since January 1992 has been its Vice President, Finance and Administration. From December 1987 to June 1990, he was with Luminous Bond, a consulting group which provided legal and financial services to privately held companies with common ownership. Mr. McGowan has a B.A. in Economics from the University of California, San Diego and an M.S. in Accounting from San Diego State University. Mr. McGowan is a Certified Public Accountant and prior to his industry experience spent four years as a Senior Auditor at Ernst & Young.

     KERRY POPE, JR. joined Intramed in September 1993. From 1986 through June 1993, he served in increasingly responsible positions with Vitaphore Corporation, a manufacturer and marketer of high-end collagen-based medical devices, culminating in the position of Vice President, Marketing and Sales. Prior to that, Mr. Pope held various sales and marketing positions with Neuro Science, Inc., Diasonics, Inc. and American Hospital Supply Corporation, and with DiaMed Healthcare Systems, Inc. as a founder and President. Mr. Pope served as an officer in the United States Air Force and received his B.S. in business from the University of Maryland.

     DR. THOMAS FOGARTY has been a Director of the Company since June 1992.
Dr. Fogarty is a Professor of Surgery at Stanford University Medical School in California. He has been issued patents on numerous medical devices utilized primarily in cardiovascular surgery. Dr. Fogarty founded and has served as a director of several privately held companies and is currently a director of Cardiovascular Imaging Systems, Inc., a publicly held company. He holds an M.D. from the University of Cincinnati.

     PIETER HALTER has been a Director of the Company since January 1989. He has been a General Partner of Southern California Ventures, a venture capital firm, since January 1988. From January 1979 to December 1987, Mr. Halter was the President and Chief Executive Officer of Biomedical Business International, a health-care information company which he founded. He is currently the technology editor for MedPro Month, a newsletter for medical industry executives. Mr. Halter is also President of Medical Data International,Inc., the publisher of MedPro Month.

     JOHN WALKER has been a Director of the Company since January 1992 and Chairman of the Board since June 1992. Since August 1991, he has been a limited partner of Alpha Partners, a venture capital fund. Since February 1993, Mr. Walker has been President and Chief Executive Officer of Arris Pharmaceutical Corporation, a biopharmaceutical company. From July 1986 to December 1991, he was Chairman of the Board and Chief Executive Officer of Vitaphore Corporation, a manufacturer of medical devices which was acquired by Union Carbide Chemicals and Plastics, Inc. in April 1990. Prior to that, he spent 15 years at American Hospital Supply Corp., where he served as president of its division, The American Hospital Company.

     The term of office of each person elected as a director will continue until the next annual meeting of shareholders or until his or her successor has been elected.


                 INTRAMED INFORMATION INCORPORATED BY REFERENCE

     For certain information with respect to Intramed and historical financial information, see Intramed's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 incorporated by reference in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."


                       DESCRIPTION OF BAXTER CAPITAL STOCK

     Baxter is authorized to issue up to 350,000,000 shares of Baxter Common Stock, par value $1.00 per share, 277,148,631 shares of which were issued and outstanding or held in treasury at April 30, 1994 and, at April 30, 1994 beneficially owned by approximately 81,000 stockholders. In addition, Baxter is authorized to issue up to 100,000,000 shares, no par value, preferred stock ("Baxter Preferred Stock"). As of April 30, 1994 there were no shares of Baxter Preferred Stock outstanding.

BAXTER COMMON STOCK

     The holders of Baxter Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the rights of holders of Baxter Preferred Stock, the holders of Baxter Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor and in the event of liquidation, dissolution or winding-up of Baxter, to share ratably in all assets remaining after payment of all liabilities. The holders of Baxter Common Stock received a dividend of one preferred stock purchase right for each share of Baxter Common Stock held of record, which is described in more detail under "Description of Baxter Capital Stock--Preferred Stock Purchase Rights." The holders of Baxter Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Baxter. There are no redemption or sinking fund provisions applicable to the Baxter Common Stock.

PREFERRED STOCK AND SHAREHOLDER RIGHTS PLAN

     PREFERRED STOCK. Baxter's Restated Certificate of Incorporation provides that the Board of Directors may issue an aggregate of 100,000,000 shares of Baxter Preferred Stock from time to time in one or more series.

     The Baxter Board of Directors is authorized to determine, among other things, with respect to each additional series which may be issued: (i) the dividend rate, conditions and preferences, if any; (ii) whether dividends will be cumulative and, if so, the date from which dividends will accumulate;
(iii) whether, and to what extent, the holders of a series will enjoy voting rights, if any, in addition to those prescribed by law; (iv) whether and upon what terms, a series will be convertible into or exchangeable for shares of any other class of capital stock or other series of Baxter Preferred Stock;
(v) whether, and upon what terms, a series would be redeemable; (vi) whether a sinking fund will be provided for the redemption of a series and, if so, the terms and conditions of the sinking fund, and (vii) the preference if any, to which a series will be entitled on voluntary or involuntary liquidation, dissolution or winding up of Baxter. With regard to dividends, redemption and liquidation preference, any particular series of Baxter Preferred Stock may rank junior to, on a parity with, or senior to any other series of Baxter Preferred Stock and Baxter Common Stock. The Board of Directors, without shareholder approval, can issue Baxter Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Baxter Common Stock. The issuance of Baxter Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control of Baxter or other corporate action.

     SERIES A JUNIOR PARTICIPATING PREFERRED STOCK. Baxter's Restated Certificate of Incorporation provides that the Baxter Board of Directors shall issue an aggregate of 3,500,000 shares of Baxter Preferred Stock, no par value, to be designated Series A Junior Participating Preferred Stock (the "Series A Preferred Stock").

     PREFERRED STOCK PURCHASE RIGHTS. During 1989, holders of Baxter Common Stock received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of Baxter Common Stock held of record. Each Right entitles the registered holder to purchase from Baxter one one-hundredth of a share of Series A Preferred Stock for $70.00. The Rights will become exercisable (and transferable apart from the Baxter Common Stock) on the earlier of (i) 10 days following a public announcement that a person or group has acquired 20% or more of the Baxter Common Stock, or (ii) 10 business days following the commencement of an offer to acquire 20% or more of the Common Stock.

     If, after the Rights become exercisable, any person or group (the "Acquirer") acquires 20% or more of the Baxter Common Stock (except pursuant to an offer for all outstanding shares of Baxter Common Stock which the independent directors determine to be fair to and otherwise in the best interests of Baxter and its stockholders), each Right may be exercised for Baxter Common Stock (or, in certain circumstances, cash, other property or securities) having a value of $140.00. In specified circumstances, each Right may be exercised for common stock of an acquiring entity having a value of $140.00. All Rights held by the Acquirer will be null and void. Baxter may generally redeem the Rights at a price of $.01 per Right at anytime until 10 days following a public announcement that a person or group has acquired 20% or more of the Baxter Common Stock. The Rights will expire on March 20, 1999, unless earlier redeemed.

OPTIONS, STOCK SUBSCRIPTIONS, RESTRICTED STOCK AND PERFORMANCE SHARES

     At March 31, 1994, options covering an aggregate of 12,940,006 shares of Baxter Common Stock were outstanding pursuant to various Baxter employee stock option plans.

     At March 31, 1994, stock subscriptions covering an aggregate of 2,327,847 shares of Baxter Common Stock were outstanding pursuant to certain Baxter employee stock purchase plans.

     At March 31, 1994, restricted stock covering an aggregate of 1,329,316 shares of Baxter Common Stock and performance shares covering an aggregate of 49,547 shares of Baxter common Stock were outstanding pursuant to various compensation plans of Baxter.

                             BAXTER DIVIDEND POLICY

     For the fiscal year ended December 31, 1993, Baxter declared cash dividends of $1.00 per share on its Common Stock and as of March 31, 1994, Baxter declared cash dividends at an annualized rate of $1.00 per share on its Common Stock. Baxter plans to increase future dividends in line with improvements in earnings and cash from performance.

                      DESCRIPTION OF INTRAMED CAPITAL STOCK

     Intramed is authorized to issue up to 20,000,000 shares of Intramed Common Stock, no par value, 3,564,589 shares of which were issued and outstanding at May 12, 1994 and held of record by approximately 75 shareholders. In addition, Intramed is authorized to issue up to 5,000,000 shares, no par value, of preferred stock ("Intramed Preferred Stock") from time to time in one or more series. As of April 30, 1994, there were no shares of Intramed Preferred Stock outstanding.

INTRAMED COMMON STOCK

     The holders of Intramed Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders and they may cumulate their votes in the election of directors. Subject to the rights of holders of Intramed Preferred Stock, the holders of Intramed Common Stock are entitled to receive such dividends as may be declared from time to time by the Intramed Board of Directors out of funds legally available therefor. The holders of Intramed Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Intramed. There are no redemption or sinking funds provisions applicable to the Intramed Common Stock.

PREFERRED STOCK

     Intramed's Amended and Restated Articles of Incorporation provide that the Board of Directors may issue an aggregate of 5,000,000 shares of Intramed Preferred Stock from time to time in one or more series.

     The Intramed Board of Directors is authorized to determine, among other things, the designations of any additional series of Intramed Preferred Stock and to determine the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Intramed Preferred Stockholders.

OPTIONS AND WARRANTS

     At June __, 1994, there were options to purchase approximately 60,000 shares of Intramed Common Stock outstanding, warrants covering an aggregate of 189,000 shares of Intramed Common Stock outstanding and the holders of options to purchase 359,533 shares of Intramed Common Stock had accepted the offer to cancel their options in exchange for $.50 per share underlying such options. In the Merger, options covering approximately 60,000 shares of Intramed Common Stock will be substituted by Baxter, at the Exchange Ratio, for Merger Options. Certain warrants to purchase an aggregate of 105,000 shares of Intramed Common Stock will expire upon the closing of the Merger. Other warrants to purchase 84,000 shares of Intramed Common Stock at an exercise price of $6.60 per share will be assumed by Baxter and converted into warrants to purchase shares of Baxter Common Stock, exercisable for that number of shares of Baxter Common Stock equal to 84,000 shares multiplied by the Exchange Ratio at an exercise price equal to $6.60 divided by the Exchange Ratio.

                         COMPARISON OF RIGHTS OF HOLDERS
                       OF BAXTER AND INTRAMED COMMON STOCK

     Upon consummation of the Merger, the former shareholders of Intramed, which is a corporation organized under California law, will become stockholders of Baxter, a corporation governed by the laws of Delaware, as well as by the Restated Certificate of Incorporation and Bylaws of Baxter. There are substantial similarities between California and Delaware law, as well as between the corporation charters and Bylaws of Baxter and Intramed; however, a number of differences do exist. The following is a summary of those differences that might significantly affect the rights of Intramed shareholders.


     STOCKHOLDER APPROVAL OF MERGERS, REORGANIZATIONS AND CERTAIN BUSINESS COMBINATIONS. Both the California General Corporation Law (the "CGCL") and the Delaware General Corporation Law (the "DGCL") generally require that a majority of the stockholders of both the acquiring and target corporations approve statutory mergers. The DGCL does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. The CGCL contains a similar exception to its voting requirements for reorganizations of corporations whose shareholders immediately prior to the reorganization, or the corporation itself, or both, will, immediately after the reorganization, own equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity.

     Both the CGCL and DGCL also require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the voting shares of the corporation transferring such assets.

     With certain exceptions, the CGCL requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding, subject to certain exceptions. In contrast, the DGCL generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation which adversely affects a specific class of shares. Should Baxter authorize and issue shares of a new class of capital stock, the holders thereof would vote with the holders of the Common Stock on proposals not adversely affecting the Common Stock or unless otherwise provided in its Certificate of Incorporation. In such event the holders of Common Stock, if in the minority, would be unable to control the outcome of a vote, and, if in the majority, would be able to control the outcome of such a vote.

     Section 1203 of the CGCL also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or for a sale of assets is made by an interested party (generally a controlling or managing party of the target corporation), an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders. This fairness opinion requirement does not apply to a corporation which does not have shares held of record by a least 100 persons, or to a transaction which has been qualified under California state securities laws. Furthermore, if a tender of shares or vote is sought pursuant to an interested party's proposal and a later proposal is made by another party at least ten days prior to the date of acceptance of the interested party proposal, the shareholder must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares. While the management of Intramed does not believe that Section 1203 applies to the Merger, it has nevertheless obtained a written opinion from Houlihan Lokey as to the fairness to the Intramed Shareholders, from a financial point of view, of the Merger Shares to be paid to the Intramed Shareholders pursuant to the terms of the Reorganization Agreement.

     The CGCL also requires that holders of nonredeemable common stock receive nonredeemable common stock in a merger of the corporation with the holder of more than 50% but less than 90% of such common stock or its affiliate unless all of the holders of such common stock consent to the transaction. This provision of the CGCL may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish.

     Although the DGCL does not parallel the CGCL in this respect, under some circumstances, Section 203 of the DGCL ("Section 203") does provide similar protection against coercive two-tiered bids for a corporation in which the stockholders are not treated equally. Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, are quoted on an interdealer quotation system or are held of record by more than 2,000 stockholders. A Delaware corporation may elect not to be governed by Section 203 by a provision in its original certificate of incorporation or an amendment thereto or to the bylaws, which amendment must be approved by majority stockholder vote and may not be further amended by the board of directors. Since Baxter is listed on the New York Stock Exchange,
Section 203 applies to Baxter. Baxter's Certificate of Incorporation and Bylaws, as amended through the date of this Proxy Statement/Prospectus, do not contain a provision electing not to be governed by Section 203, and Baxter does not intend to elect not to be governed by Section 203.

     Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder, sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the date on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66-2/3% of the voting stock not owned by the interested stockholder.

     Section 203 has been challenged in lawsuits arising out of ongoing takeover disputes, and it is not yet clear whether and to what extent its constitutionality will be upheld by the courts. Although the United States District Court for the District of Delaware has consistently upheld the constitutionality of Section 203, the Delaware Supreme Court has not yet considered the issue. Baxter believes that so long as the constitutionality of
Section 203 is upheld, Section 203 will encourage any potential acquirer to negotiate with Baxter's Board of Directors. Section 203 also has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for Baxter in which all stockholders would not be treated equally. Section 203 should also discourage certain potential acquirers unwilling to comply with its provisions.

     RIGHTS UPON LIQUIDATION. Intramed's Amended and Restated Articles of Incorporation contain no provision relating to the liquidation, dissolution or winding up of Intramed, whether voluntary or involuntary.

     Baxter's Restated Certificate of Incorporation provides that in the event of any liquidation, dissolution or winding up of Baxter, whether voluntary or involuntary, after payment to holders of Baxter Preferred Stock of the amounts to which they are entitled, the holders of Baxter Common Stock are entitled to share ratably, according to the number of shares held, in all remaining assets of Baxter available for distribution to its stockholders.

     CUMULATIVE VOTING. Both the CGCL and Intramed's Bylaws provide for cumulative voting of shares by any shareholder in any election of directors provided that (i) the name of the candidate for whom the shareholder wishes to cumulate votes has been placed in nomination prior to commencement of the voting and (ii) the shareholder has given notice prior to commencement of the voting of his, her or its intent to cumulate votes. If any shareholder has given the notice set forth in clause (ii) above, all shareholders are entitled to cumulate votes.

     Under the DGCL, cumulative voting in the election of directors is not mandatory. The Restated Certificate of Incorporation and Bylaws of Baxter do not provide for cumulative voting and, therefore, the stockholders of Baxter do not have cumulative voting rights. The elimination of cumulative voting limits the ability of minority stockholders to obtain representation on the Board of Directors.

     CLASSIFIED BOARD OF DIRECTORS. A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. Intramed's Amended and Restated Articles of Incorporation and Bylaws do not provide for a classified Board of Directors.

     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The Restated Certificate of Incorporation and Bylaws of Baxter currently provide for a classified Baxter Board of Directors with staggered terms under which one-third of the directors are elected each year for terms of three years. In addition, the Restated Certificate of Baxter provides for the holders of any one or more classes or series of Baxter Preferred Stock issued by Baxter to have the right, voting separately by class or series, to elect one or more directors. A classified board of directors makes a change in the composition of the board of directors, and a potential change in control of a corporation, a lengthier and more difficult process.

     SIZE OF THE BOARD OF DIRECTORS. The Bylaws of Intramed provide for a Board of Directors of from four to seven members, with the number of directors currently set at five. This fixed number may be changed within the stated range by the Intramed Board of Directors or a vote of the holders of a majority of the outstanding Intramed shares entitled to vote. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by the vote of the holders of a majority of the outstanding Intramed shares entitled to vote, provided, however, that an amendment reducing the fixed number or the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption are equal to more than 16-2/3% of the outstanding shares entitled to vote thereon.

     The Restated Certificate of Incorporation of Baxter provides for a Baxter Board of Directors of from 12 to 20 members, with the exact number to be determined by resolution of the Baxter Board. The exact number of directors is currently set at 12 members. Baxter's Bylaws provide that the number of directors may be increased or decreased at any time by the affirmative vote of a majority of the directors.

     REMOVAL OF DIRECTORS.  Section 303 and 304 of the CGCL provide that
(i) directors may be removed by the remainder of the board, without cause, upon approval by the holders of a majority of the outstanding shares of common stock entitled to vote (subject to certain limitations which prevent any such removal where the removal is opposed by a number of votes sufficient to elect a director, if the corporation's board were elected by a cumulative vote) and
(ii) directors may be removed for fraudulent or dishonest acts or gross abuses of authority or discretion following a suit brought by shareholders holding at least 10% of the outstanding shares of any class of capital stock. In addition,
Section 302 of the CGCL permits a corporation's board to remove directors declared of unsound mind by a court or convicted of a felony. Intramed's Bylaws are governed by the provisions of the CGCL.

     Section 141(k) of the DGCL provides that (i) in the case of a Delaware corporation having cumulative voting, if less than the entire board is to be removed, a director may not be removed without cause unless the number of shares voted against such removal would not be sufficient to elect the director under cumulative voting and, in the case where the holders of a class or series are entitled to elect one or more directors (which is the case of Baxter), any director so elected may not be removed without cause unless the number of shares voted against such removal (based on the vote of the holders of the outstanding shares of that class or series) would not be sufficient to elect the director under cumulative voting and (ii) a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides (which in the case of Baxter it does not). Although Baxter does not have cumulative voting, it does have a classified board of directors, therefore a director may be removed only with cause.

     FILLING VACANCIES ON THE BOARD OF DIRECTORS. Intramed's Bylaws provide that any vacancy on the Intramed Board of Directors other than one created by removal of a director may be filled by a majority of the remaining directors even if less than a quorum, or by a sole remaining director. However, a vacancy created by the removal of a director by a shareholder vote or by a court order may be filled only (i) by a vote of the holders of a majority of shares entitled to vote at a duly called shareholder meeting or (ii) by the unanimous written consent of all outstanding shares entitled to vote thereon. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified. Any vacancies on the Board of Directors (other than those created by removal) not filled by the directors may be filled by written consent of the holders of a majority of the outstanding shares entitled to vote thereon.

     Baxter's Restated Certificate of Incorporation and Bylaws provide that any vacancy on the Baxter Board of Directors that results from an increase in the number of directors may be filled by a majority of the directors then in office, and any other vacancy on the Baxter Board of Directors may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director. Any director elected to fill a term resulting from an increase in the number of directors shall have the same term as other members of his or her class, and a director elected to fill any other vacancy shall have the same remaining term as that of his or her predecessor.

     AMENDMENTS TO CHARTER DOCUMENTS. Neither Intramed's Amended and Restated Articles of Incorporation nor Bylaws contain any provisions relating to amendments to the Articles of Incorporation of Intramed. Under the CGCL, Intramed's Articles of Incorporation may be amended with the approval of the Intramed Board of Directors and, in certain instances, the approval of the holders of a majority (or, in certain instances, a supermajority) of the outstanding Intramed shares entitled to vote.

     Pursuant to the DGCL and Baxter's Restated Certificate of Incorporation, the Certificate of Incorporation of Baxter may be amended with the approval of the Baxter Board of Directors and upon adoption thereof by the affirmative vote of a majority of the votes cast by the holders of Baxter capital stock entitled to vote thereon; however, any amendment to Article Sixth regarding the classified Baxter Board of Directors requires the affirmative vote of at least two-thirds of the holders of all the outstanding shares entitled to vote thereon.

     AMENDMENTS TO BYLAWS. Intramed's Bylaws may be amended or repealed or new bylaws may be adopted by either the Intramed Board of Directors or by the holders of Intramed Common Stock entitled to exercise a majority of the voting power; provided that (i) if the Articles of Incorporation of Intramed set forth the number of authorized directors, then the authorized number of directors may be changed only by an amendment of the Articles of Incorporation, and (ii) the authority of the Intramed Board of Directors to amend or repeal bylaws or adopt new bylaws is subject to the authority of the Intramed Shareholders.

     Under the DGCL, bylaws may be amended or repealed or new bylaws adopted by action of the stockholders entitled to vote thereon; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon its Board of Directors. The Baxter Bylaws are governed by this provision of the DGCL.

     POWER TO CALL SPECIAL STOCKHOLDERS' MEETINGS; STOCKHOLDER ACTION BY WRITTEN CONSENT; REQUIRING STOCKHOLDER NOTICE OF NEW BUSINESS AT ANNUAL MEETING. Pursuant to Intramed's Bylaws, special meetings of Intramed's shareholders may be called at any time by the Intramed Board of Directors, the Chairman of the Board, the President, or by one or more shareholders holding shares entitled to cast not less than 10% of the votes at such meeting. Intramed's Bylaws permit the Intramed shareholders to act by the written consent of all holders entitled to vote at a meeting, provided that in acting to fill a vacancy on the Board of Directors not filled by the remaining directors, Intramed's Bylaws permit shareholders to fill such vacancy by written consent of holders of a majority of the shares entitled to vote for the election of directors. Intramed's Bylaws do not require its shareholders to provide prior written notice to Intramed in order to submit new matters at the shareholders' annual meeting.

     Pursuant to Baxter's Bylaws, special meetings of Baxter's stockholders may be called at any time by the Baxter Board of Directors, the Chairman of the Board, Chief Executive Officer or Secretary. Under the Baxter Bylaws, the Baxter stockholders do not have the right to call a special meeting of stockholders. The Restated Certificate of Incorporation of Baxter expressly provides that no action which requires the vote or consent of the stockholders of the corporation may be taken without a meeting and vote of stockholders and the power of stockholders to consent in writing without a meeting to the taking of any action is specifically denied. Baxter's Bylaws require the stockholders of Baxter to provide prior written notice to Baxter in order to submit new matters at the stockholders' annual meeting. Such notice must set forth, among other things, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting.

     The result of the foregoing provisions is that it is more difficult to take stockholder action under Baxter's Bylaws and Restated Certificate of Incorporation than under Intramed's Bylaws and Amended and Restated Articles of Incorporation. For example, formal proxy contests can only occur at Baxter's annual meeting of stockholders or when the Board of Directors agrees to call a special meeting.

     SHAREHOLDER RIGHTS PLAN. In March 1989, the Board of Directors of Baxter adopted a Rights Plan which is described in more detail under "Description of Baxter Capital Stock -- Preferred Stock and Shareholder Rights Plan." In the past, Delaware courts have upheld the validity of plans such as the Rights Plan.

     LOANS TO OFFICERS AND EMPLOYEES. Under the CGCL and Intramed's Bylaws, Intramed may, upon approval of the Board of Directors alone, make loans of money or property to, or guarantee the obligations of, any officer of Intramed or its parent or subsidiary, whether or not a director, or adopt an employee benefit plan or plans authorizing such loans or guaranties provided that (i) the Board of Directors determines that such a loan or guaranty or plan may reasonably be expected to benefit Intramed, (ii) Intramed has outstanding shares held of record by 100 or more persons (as determined in Section 605 of the CGCL) on the date of approval by the Board of Directors, and (iii) the approval of the Board of Directors is a vote sufficient without counting the vote of any interested director or directors. Pursuant to Intramed's Bylaws the foregoing provision is effective only if it has been approved by the shareholders of Intramed in accordance with Sections 315(b) and 152 of the CGCL.

     Under DGCL, a corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers of employees) when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

     INDEMNIFICATION AND LIMITATION OF LIABILITY. There are certain differences between the CGCL and DGCL respecting indemnification and limitation of liability. The laws of both states permit corporations to adopt a provision in their articles of incorporation eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care. The Amended and Restated Articles of Incorporation of Intramed eliminates the liability of directors for monetary damages to the corporation to the fullest extent permissible under the CGCL.
The CGCL does not permit the elimination of monetary liability where such liability is based on: (i) intentional misconduct or knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (iii) receipt of an improper personal benefit; (iv) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders;
(v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (vi) interested transactions between the corporation and a director in which a director has a material financial interest; and
(vii) liability for improper distributions, loans or guarantees.

     The Restated Certificate of Incorporation of Baxter eliminates the liability of directors for monetary damages to the corporation to the fullest extent permitted by the DGCL. The DGCL does not permit the elimination of monetary liability where such liability is based on: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions from which the director received an improper personal benefit. Such limitations of liability provision also may not limit a director's liability for violation of, or otherwise relieve Baxter or its directors from the necessity of complying with federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

     The CGCL permits indemnification of expenses incurred in derivative or third-party actions, except that with respect to derivative actions (i) no indemnification may be made without court approval when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that such court shall determine, and (ii) no indemnification may be made without court approval in respect of amounts paid or expenses incurred in settling or otherwise disposing of a threatened or pending action or amounts incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     Indemnification is permitted by the CGCL only for acts taken in good faith and believed to be in the best interests of the corporation and its shareholders, as determined by a majority vote of a disinterested quorum of the directors, independent legal counsel (if a quorum of independent directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party) or the court handling the action.

     The CGCL requires indemnification when the individual has successfully defended the action on the merits (as opposed to Delaware law which requires indemnification relating to a successful defense on the merits or otherwise).

     The Restated Certificate of Incorporation of Baxter provides for indemnification of its officers and directors to the fullest extent permitted by the DGCL. The DGCL generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or (in contrast to the CGCL) not opposed to the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his duty to the corporation. The DGCL requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise.

     Both the CGCL and the Amended and Restated Articles of Incorporation of Intramed provide for indemnification of agents (as defined in Section 317 of the CGCL) through bylaws, agreements with agents, vote of shareholders or disinterested directors or otherwise in excess of that specifically authorized by Section 317 of the CGCL, subject to certain limits set forth in Section 604 of the CGCL.

     The DGCL and the Restated Certificate of Incorporation of Baxter provide that the indemnification provided by statute shall not be deemed exclusive of any other rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Baxter has entered into indemnification agreements with its officers and directors.

     INSPECTION OF STOCKHOLDER LIST. Both the CGCL and DGCL allow any stockholder to inspect the stockholder list for a purpose reasonably related to such person's interest as a stockholder. The CGCL provides, in addition, for an absolute right to inspect and copy the corporation's shareholder list by persons holding an aggregate of 5% or more of a corporation's voting shares or shareholders holding an aggregate of 1% or more of such shares who have filed a
Schedule 14B with the Securities and Exchange Commission relating to the election of directors.

     The DGCL does not provide for any such absolute right of inspection, and no such right is granted under the Restated Certificate of Incorporation or Bylaws of Baxter. Lack of access to stockholder records, even though unrelated to the stockholder's interest as a stockholder, could result in impairment of the stockholder's ability to coordinate opposition to management proposals, including proposals with respect to a change in control of the corporation.

                                  LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of Baxter Common Stock offered hereby will be passed upon for Baxter by Brobeck, Phleger & Harrison, Los Angeles, California.

                                     EXPERTS

     The consolidated financial statements of Baxter and its subsidiaries, incorporated in this Proxy Statement/Prospectus and the Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1993, have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on authority of said firm as experts in auditing and accounting.

     With respect to the unaudited historical consolidated financial information of Baxter for the three-month period ended March 31, 1994, incorporated by reference in this Proxy Statement/Prospectus and Registration Statement, Price Waterhouse reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 12, 1994, incorporated by reference herein, states that they did not audit and they do not express an opinion on the unaudited historical consolidated financial information. Price Waterhouse has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited historical consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse within the meaning of Sections 7 and 11 of the Act.

     The financial statements of Intramed audited by Ernst & Young have been included in this Proxy Statement/Prospectus and the Registration Statement in reliance on their report given on their authority as experts in auditing and accounting.

                          INDEX TO FINANCIAL STATEMENTS


Report of Ernst & Young, Independent Auditors . . . . . . . . . . . .      F-1
Balance Sheets at December 31, 1992 and 1993  . . . . . . . . . . . .      F-2
Statements of Operations for the years ended December 31, 1991,
  1992 and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-3
Statements of Shareholders' Equity for the years ended December 31,
  1991, 1992 and 1993 . . . . . . . . . . . . . . . . . . . . . . . .      F-4
Statements of Cash Flows for the years ended December 31, 1991,
  1992 and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-5
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .      F-6

                  REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Intramed Laboratories, Inc.



We have audited the accompanying balance sheets of Intramed Laboratories, Inc. as of December 31, 1992 and 1993, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Intramed's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intramed Laboratories, Inc. at December 31, 1992 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31,1993 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Intramed Laboratories, Inc. will continue as a going concern. As more fully described in
Note 1 to the financial statements, Intramed has incurred recurring operating losses and negative cash flows from operations. These conditions have raised substantial doubt about Intramed's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from Intramed's inability to continue as a going concern.



                                                                   ERNST & YOUNG

San Diego, California
January 28, 1994, except for the second
and third paragraphs of Note 1 as to which the date is March 30,1994.

                           INTRAMED LABORATORIES, INC.


                                 BALANCE SHEETS

                        (In thousands, except share data)


                                     ASSETS


                                                            December 31,
                                                            ------------
                                                        1992            1993
                                                     ----------      ----------
 Current assets:
      Cash and cash equivalents                       $     297       $   1,175
      Short-term investments                              2,873             --
      Accounts receivable, less allowance for
      doubtful accounts of $30 at December 31, 1992         664             270
      and 1993
      Contract receivable                                   300             --
      Inventories                                           752           1,271
      Other current assets                                  149              58
                                                      ---------        --------
           Total current assets                           5,035           2,774
 Property and equipment:
      Machinery and equipment                               500             626
      Office furniture and fixtures                         150             155
      Leasehold improvements                                 30              42
                                                      ---------        --------
                                                            680             823
 Less accumulated depreciation and amortization             353             529
                                                      ---------        --------

                                                            327             294
 Patent and technology rights                               318             306
 Other assets                                                26              16
                                                      ---------       ---------
                                                      $   5,706       $   3,390
                                                      ---------       ---------
                                                      ---------       ---------


                      LIABILITIES AND SHAREHOLDERS' EQUITY

 Current Liabilities:
      Accounts payable                               $     428        $     251

      Accrued liability due to C.R. Bard, Inc.             255               60
      Accrued payroll and related expenses                  85              112
      Other current liabilities                             30              128
                                                     ---------        ---------
           Total current liabilities                       798              551
 Commitments
 Shareholders' equity:
      Common shares, no par value; 20,000,000
      shares authorized, 3,541,673 and 3,556,620
      shares issued and outstanding at December 31,     12,627           12,653
      1992 and 1993
      Accumulated deficit                               (7,618)          (9,763)
      Deferred compensation                               (101)             (51)
                                                     ---------        ---------
                                                         4,908            2,839
                                                     ---------        ---------

           Total shareholders' equity                $   5,706        $   3,390
                                                     ---------        ---------
                                                     ---------        ---------

                             See accompanying notes.

                           INTRAMED LABORATORIES, INC.

                            STATEMENTS OF OPERATIONS

                        (In thousands, except share data)


                                                Years ended December 31,
                                        ---------------------------------------
                                           1991          1992          1993
                                        ----------    ----------    ----------
 Net sales, including $1,231, $685 and
 $327 to shareholder for each of the
 three years in the period ended        $    3,126    $    2,860    $    2,729
 December 31, 1993                             --            400           348
                                        ----------    ----------    ----------
 Licensing fees and contract revenue         3,126         3,260         3,077
 Costs and expenses:
      Cost of sales                          2,379         2,090         1,781
      Research and development                 888           909         1,006
      Selling, general and                   1,389         2,182         2,494
      administrative
      Costs related to discontinued            --            255           --
                                        ----------    ----------    ----------
      product                                4,656         5,436         5,281
                                        ----------    ----------    ----------
 Loss from operations                       (1,530)       (2,176)       (2,204)
 Interest income                               --             88            63
 Interest expense                              (49)          (47)
                                        ----------    ----------    ----------
                                                                            (4)
 Net loss                               $   (1,579)   $   (2,135)   $   (2,145)
                                        ----------    ----------    ----------
                                        ----------    ----------    ----------
 Net loss per share                     $    (0.84)    $   (0.74)   $    (0.60)
                                        ----------    ----------    ----------
                                        ----------    ----------    ----------
 Shares used in computing net loss per
   share                                $1,885,000    $2,870,000    $3,550,000
                                        ----------    ----------    ----------
                                        ----------    ----------    ----------




                             See accompanying notes.

                           INTRAMED LABORATORIES, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                 (In thousands, except share and per share data)


                                               Preferred shares            Common shares
                                            ----------------------     ----------------------    Accumulated     Deferred
                                             Shares        Amount       Shares        Amount       deficit     compensation  Total
                                             ------        ------       -----         ------     -----------   ------------  -----
 Balance at January 1, 1991                  753,597     $   3,180      959,451     $     519    $  (3,945)    $            $ (246)
  Issuance of preferred shares less
   issuance costs of $5                       50,000           370                                                             370
  Conversion of notes payable for
 preferred                                    85,334           640                                                             640
   shares
  Issuance of common shares:
   For services                                                           6,910            40                                   40
  Exercise of stock options and
 warrants                                                                41,778           202                                  202
   for cash

   For cash                                                              41,778           455                                  455
  Net loss                                                                                          (1,579)                 (1,579)
                                            --------     ---------    ---------     ---------    ---------     ---------    ------
 Balance at December 31, 1991                888,931         4,190    1,049,917         1,216       (5,524)                   (118)
  Issuance of common shares:

   For licensing rights                                                  35,351           268                                  268
   For settlement of liabilities
 incurred                                                                11,686            43                                   43
     during 1988 through 1990
   For services                                                           4,313            33                                   33

   For future services                                                   23,540           178                       (178)      --
   Conversion of advances, loans and
    accrued interest from shareholders                                  280,000         1,461                                1,461
   Conversion of preferred shares           (888,931)       (4,190)     931,705         4,190                                  --
   In connection with initial public
 offering,                                                            1,200,000         5,234                                5,234
    net of issuance costs of $1,366

   Exercise of stock options for cash                                     5,161             4                                    4
   Amortization of deferred                                                                                           77        77
 compensation
   Extension of expiration period of
    certain stock options                                                                               41                      41

   Net loss                                                                                         (2,135)                 (2,135)
                                            --------     ---------    ---------     ---------    ---------     ---------    ------
 Balance at December 31, 1992                   --             --     3,541,673        12,627       (7,618)         (101)    4,908
  Issuance of common shares for cash                                     14,947            26                                   26
  Amortization of deferred                                                                                            50        50
 compensation

  Net loss                                                                                          (2,145)                 (2,145)
                                            --------     ---------    ---------     ---------    ---------     ---------    ------
 Balance at December 31, 1993                    --      $     --     3,556,620     $  12,653    $  (9,763)    $     (51)   $2,839
                                            --------     ---------    ---------     ---------    ---------     ---------    ------




                             See accompanying notes.

                           INTRAMED LABORATORIES, INC.

                            STATEMENTS OF CASH FLOWS

                                 (In thousands)


                                                                                             Years ended December 31,
                                                                               ----------------------------------------------------
                                                                                  1991                 1992                 1993
                                                                                --------             --------             --------
 OPERATING ACTIVITIES
 Net loss                                                                      $  (1,579)           $  (2,135)           $  (2,145)
 Adjustments to reconcile net loss to net cash flows used for operating activities:
   Depreciation and amortization                                                     131                  170                  221

   Consulting services rendered in exchange for common shares                         69                   77                   50
   Accrued interest on advances                                                       35                   26                  --
   Extension of stock options                                                        --                    41                  --

   Changes in assets and liabilities:
    Accounts receivable                                                              (20)                (127)                 394
    Contract receivable                                                               --                 (300)                 300

    Inventories                                                                      (91)                (316)                (519)
    Other current assets                                                              53                 (135)                  91
    Accounts payable                                                                (349)                  99                 (177)
    Accrued liability due C.R. Bard Inc.                                              --                  255                 (195)

    Accrued payroll and related expenses                                              69                  (68)                  27
    Accrued licensing fees and consulting services                                    72                  (70)                 --
    Other current liabilities                                                         13                   17                   98

    Other assets                                                                     --                   (12)                  10
                                                                               ---------           ----------           ----------
 Net cash flows used for operating activities                                     (1,597)              (2,478)              (1,845)
 INVESTING ACTIVITIES
 Sale (purchase) of short-term investments                                           --                (2,873)               2,873

 Additions to property and equipment                                                (178)                (186)                (143)
 Additions to patent and technology rights                                            (9)                 (19)                 (33)
                                                                               ---------           ----------           ----------
 Net cash flows (used for) provided from investing activities                       (187)              (3,078)               2,697
 FINANCING ACTIVITIES
 Proceeds from advances and short-term borrowings from shareholders                  640                  860                  --
                                                                                                         (260)

 Payments on advances and short-term borrowings from shareholders                    --                   --                   --
 Proceeds from issuance of preferred shares                                          370                  --                   --
 Proceeds from issuance of common shares                                             657                5,238                   26
                                                                               ---------           ----------           ----------

 Net cash flows provided from financing activities                                 1,667                5,838                   26
                                                                               ---------           ----------           ----------
 Net increase (decrease) in cash                                                    (117)                 282                  878
 Cash and cash equivalents at beginning of year                                      132                   15                  297
                                                                               ---------           ----------           ----------

 Cash and cash equivalents at end of year                                      $      15           $      297           $    1,175
                                                                               ---------           ----------           ----------
                                                                               ---------           ----------           ----------

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the year for interest                                        $       5           $       21           $        4
                                                                               ---------           ----------           ----------
                                                                               ---------           ----------           ----------


SUPPLEMENTAL SCHEDULES OF INVESTING AND FINANCING ACTIVITIES:
Notes payable totaling $640 were exchanges for redeemable convertible preferred shares of Intramed during 1991. Notes payable and advances totaling $1,461 were exchanged for common shares and warrants of Intramed during 1992. Licensing rights with an estimated value of $268 were exchanged for common shares of Intramed in 1992.



                              See accompany notes.

                           INTRAMED LABORATORIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1993



1.   Summary of Significant Accounting Policies

BUSINESS

          Intramed Laboratories, Inc. (the "Company") develops, manufactures and markets miniature endoscopic and optically assisted therapeutic devices for minimally invasive surgery, diagnosis and treatment monitoring.

BASIS OF PRESENTATION

          The accompanying financial statements have been prepared assuming that Intramed will continue as a going concern. This basis of accounting contemplates the recovery of Intramed's assets and the satisfaction of its liabilities in the normal course of conducting business. Since inception and through December 31, 1993, Intramed has incurred losses of approximately $9.8 million. Attaining profitable operations is dependent upon a number of factors, including but not limited to Intramed's ability to increase sales of its existing products, increase gross margins through higher volumes and manufacturing efficiencies, manage its operating expenses, expand its distribution capability and obtain additional equity or debt financing. In response to these uncertainties, Intramed entered into the merger agreement referred to below with Baxter International Inc. If the merger of Intramed into a Baxter subsidiary does not occur, Intramed would need to raise additional equity or debt financing. There can be no assurance such financing would be available, accordingly, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from Intramed's inability to continue as a going concern.

PROPOSED MERGER OF COMPANY

          On March 30, 1994, Intramed and shareholders holding a majority of Intramed's outstanding Common Stock (the "Majority Shareholders") entered into an Agreement and Plan of Reorganization with Baxter International Inc., pursuant to which Baxter agreed (i) to purchase from the Majority Shareholders a controlling interest in Intramed, and (ii) to acquire the remaining outstanding shares of Intramed pursuant to a merger of Intramed into a Baxter subsidiary as soon as possible after obtaining all necessary regulatory approvals, the approval of Intramed's shareholders and the satisfaction of certain other conditions. The consideration to be issued in the transaction, regardless of whether shares are sold directly to Baxter by the Majority Shareholders or acquired by Baxter through the Merger, will be approximately $2.72 of Common Stock of Baxter International Inc. per share of Intramed, valuing the Baxter stock at its average market price over the ten trading days prior to the effectiveness of the Merger.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

          Cash equivalents consist of highly liquid investments (primarily money market accounts) with maturities, at the date of purchase, of 90 days or less, while short-term investments consist primarily of government and corporate securities which are stated at cost, which approximates market.

                           INTRAMED LABORATORIES, INC.

                                December 31, 1993


CONCENTRATION OF CREDIT RISK

          Intramed sells directly to hospitals and to distributors throughout the United States and certain international markets. Intramed performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral. Intramed has established reserves for potential credit losses; to date, such losses have been insignificant and within management's expectations.

INVENTORIES

          Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:


                                                        December 31,
                                              -------------------------------
                                              1992                    1993
                                              ----                    ----
                                                       (in thousands)
           Raw materials                       $330                   $  549
           Work-in-process                       10                        5
           Finished goods                       412                      717
                                              -----                   ------
                                               $752                   $1,271
                                              -----                   ------
                                              -----                   ------


          Cost consists of materials, direct labor and applicable overhead.

PROPERTY AND EQUIPMENT

          Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (five to seven years) using the double-declining balance method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

PATENT AND TECHNOLOGY RIGHTS

          Patent and technology rights are being amortized on the straight-line method over five to twelve years, and are net of accumulated amortization of $105,000 and $150,000 at December 31, 1992 and 1993, respectively.

REVENUE RECOGNITION

          Revenues are recognized upon shipment of products.

INCOME TAXES

          Intramed accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES.

                           INTRAMED LABORATORIES, INC.

                                December 31, 1993



NET LOSS PER SHARE

          Net loss per share is computed using the weighted average number of common shares outstanding during the period as adjusted for the effects of certain rules of the Securities and Exchange Commission for the periods prior to the initial public offering.

RECLASSIFICATION

          Certain prior year balances have been reclassified to conform to the 1993 presentation.

2.   COMMON SHARES

          Intramed has a stock option plan (the "Option Plan") which provides for incentive and non-qualified stock options to purchase up to 776,724 common shares of Intramed at not less than fair market value at the date of grant. Options granted under the Plan generally vest over a period of three to four years and expire on dates established by the Board of Directors, but in no event beyond ten years from the date of grant.

          As of December 31, 1993, options to purchase 130,664 shares were exercisable. The following table summarizes option activity under the Plan.


                                         for the years ended December 31,
                                  ---------------------------------------------
                                      1991             1992             1993
                                  -----------       ----------       ----------

      Outstanding at                  128,548          131,762          284,379
      beginning of year  . .
      Granted  . . . . . . .           16,712          162,674          273,000
      Exercised  . . . . . .           (9,641)          (5,161)             --
      Canceled . . . . . . .           (3,857)          (4,896)        (119,419)
                                  -----------      -----------      -----------


      Outstanding at end of
      year . . . . . . . . .          131,762          284,379          437,960
                                  -----------      -----------      -----------
                                  -----------      -----------      -----------
      Price range of options
      granted  . . . . . . .      $3.89-$5.84      $3.50-$5.50      $1.06-$3.62
                                  -----------      -----------      -----------
                                  -----------      -----------      -----------
      Price range of options
      exercised  . . . . . .      $ .78-$3.11      $ .78-$3.89              --
                                  -----------      -----------      -----------
                                  -----------      -----------      -----------

      Price range of
      outstanding options  .       $ .78-$5.84     $ .78-$5.84      $ .78-$5.84
                                  -----------      -----------      -----------
                                  -----------      -----------      -----------


In February 1992, Intramed adopted an Employee Stock Purchase Plan (the "Purchase Plan") whereby employees, at their option, can purchase Company common shares through payroll deductions during each six month offering period' subject to certain statutory limits, at 85% of the lower of (i) the market price of common stock at the beginning of the offering period or (ii) the market price of the common stock on the last day of the offering period. All expenses incurred in connection with the implementation and administration of the Purchase Plan are paid by Intramed. The aggregate number of shares that may be issued under the plan is set at 46,249 shares. During 1993, 14,947 shares were issued under the Purchase Plan at prices of $2.02 and $.85.

In 1992, Intramed extended the expiration date of two option grants. Intramed recorded compensation expense of $41,000 relating to these extensions.

                           INTRAMED LABORATORIES, INC.

                                December 31, 1993


3.   REDEEMABLE CONVERTIBLE PREFERRED SHARES

          In June 1992, Intramed received approval from its shareholders to amend its Articles of Incorporation to provide that the preferred shares issued as Series A, Series B and Series C would automatically convert into common shares upon the closing of a public offering at a per share price of at least $5.00, with gross proceeds of at least $6,000,000. Intramed completed its initial public offering on June 9, 1992. In connection with this offering, all 888,931 previously outstanding convertible preferred shares were converted into 931,705 common shares.

4.   INCOME TAXES

          At December 31, 1993, Intramed had net operating loss carry-forwards for federal income tax and California franchise tax purposes of approximately $8,475,000 and $4,273,000, respectively, which will begin to expire in 1998 if not utilized to offset future income. The difference between the net operating loss carry-forwards for federal and California tax purposes is primarily attributable to differences between federal and California tax law. Intramed also has research and development tax credit carry-forwards of approximately $330,000 for federal income tax purposes and approximately $87,500 for California franchise tax purposes at December 31, 1993. Federal and California tax laws limit the utilization of income tax net operating loss and tax credit carry-forwards that arise prior to certain cumulative changes in a corporation's ownership resulting in change of control of Intramed (as defined). Intramed underwent such a change in 1991.

          In accordance with Financial Accounting Standards Board Statement No. 109 (FAS 109), Intramed has recorded total deferred tax assets of $3,780,000, no deferred tax liabilities and a related valuation reserve of $3,780,000 at December 31,1993. Realization of these deferred tax assets, which primarily relate to net operating loss and tax credit carry-forwards, is dependent on Intramed's future profitability, which in turn is based on Intramed's ability to successfully increase sales of its existing products, develop new products for its existing markets, increase gross margins through higher volumes and manufacturing efficiencies, manage its operating expenses and expand its distribution capability. As there is no assurance that Intramed will achieve profitability, a valuation reserve has been established.

5.   COMMITMENTS

          Intramed leases its office and research and development facilities under operating lease agreements, which will expire in December 1994. The lease agreements provide that Intramed is responsible for payment of property taxes and maintenance costs. The future minimum lease commitment, subject to annual adjustments for changes in the Consumer Price Index is $91,000. Rent expense under operating leases was $106,000, $127,000 and $126,000 for 1991, 1992 and
1993, respectively.

6.   EXPORT SALES AND MAJOR CUSTOMERS

          During 1991, 1992, and 1993, Intramed had export sales of $132,000, $318,000 and $577,000 respectively, primarily to Europe.

          One customer, C.R. Bard, Inc. ("Bard"), accounted for 39%, 24% and 12% of Intramed's net sales in 1991, 1992 and 1993, respectively. One other customer accounted for 12% and 25% of net sales in 1992 and 1993, respectively. In 1991, one other customer accounted for 11% of net sales.

                           INTRAMED LABORATORIES, INC.

                                December 31, 1993


7.   DISTRIBUTION AGREEMENTS

          In September 1992, Intramed entered into an agreement in which a distributor received exclusive worldwide distribution rights for Intramed's general and thoracic surgery products. Licensing fees of $400,000 were recorded in connection with this agreement. Payment of $100,000 was received in the fourth quarter of 1992, and the remainder was received in 1993. In 1993, the distributor chose to relinquish the exclusive distribution rights. Intramed received an additional licensing fee associated with the agreement and a termination fee, together totaling $178,000, from the distributor.

          In 1993, Intramed recorded contract revenues of $120,000 relating to the failure of Bard to make certain contractual minimum purchases. Licensing fees of $50,000 were received from another distributor for the right to distribute certain of Intramed's products.

8.   TRANSACTIONS WITH SHAREHOLDERS AND REVERSE SPLIT

          In June 1992, in connection with Intramed's initial public offering, advances and accrued interest totaling $835,000 from Bard were converted into 160,000 common shares, and Intramed issued a warrant to Bard to purchase 60,000 additional common shares at $5.00 per share. The warrant was valued at $35,000.

          During the three months ended March 1992, Intramed received $600,000 in financing from certain shareholders in exchange for notes payable bearing interest at 9% and warrants to purchase 45,000 common shares at $5.00 per share. The warrants were valued at $26,000. At the close of the initial public offering, the notes were converted into 120,000 common shares.

          The above warrants have not been exercised and expire upon the earlier of March 1997 or the closing of any merger or consolidation in which Intramed is not the surviving corporation.

          On April 3 and June 1, 1992, Intramed received approvals from its shareholders to amend its Articles of Incorporation to effect a 0.695-for-one and a 0.925-for-one reverse split of its common shares and to increase the number of authorized common shares to 20,000,000. The accompanying financial statements retroactively reflect the reverse split.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                           BAXTER INTERNATIONAL INC.,

                           INTRAMED LABORATORIES, INC.

                                       AND

                        CERTAIN SHAREHOLDERS OF INTRAMED


                                 March 30, 1994
                      AGREEMENT AND PLAN OF REORGANIZATION


     This Agreement and Plan of Reorganization ("Agreement") is made and entered into as of March 30, 1994, by and among BAXTER INTERNATIONAL INC., a Delaware corporation ("Parent"), INTRAMED LABORATORIES, INC., a California corporation (the "Company"), and the shareholders of the Company listed on Exhibit A (individually, a "Shareholder" and collectively, the "Shareholders").


                                 R E C I T A L S

     A. The respective Boards of Directors of Parent and the Company have determined that it is advisable and in the best interests of Parent, the Company and their respective shareholders to effect a reorganization (the "Reorganization") whereby Parent will acquire all of the shares of Common Stock of the Company held by each Shareholder (the "Stock") through a to be formed wholly owned subsidiary of Parent ("Acquisition Sub") and then merge the Company with and into Acquisition Sub with Acquisition Sub being the surviving corporation (the "Merger"), all in accordance with the terms and conditions set forth in this Agreement.

     B. Each Shareholder is selling the number of shares of Stock indicated next to such Shareholders name on Exhibit A hereto, and desires to sell the Stock to Acquisition Sub in accordance with the terms and conditions set forth in this Agreement as part of the Reorganization. The Stock being sold by all of the Shareholders collectively represents more than fifty percent (50%) of the outstanding Common Stock of the Company.

     C. To effect the Reorganization, Parent and the Company desire to adopt the plan of reorganization set forth herein (the "Plan of Reorganization") as a reorganization within the meaning of Sections 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code").

                                    AGREEMENT

          NOW, THEREFORE, in order to set forth the Plan of Reorganization and to consummate the Reorganization, and in consideration of the foregoing recitals and the mutual representations, warranties and covenants set forth herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Agreement agree as follows:

                                    ARTICLE I
                               THE REORGANIZATION

     1.1 ADOPTION OF PLAN. Parent and the Company hereby adopt, and following its formation Acquisition Sub will adopt, the Plan of Reorganization hereinafter set forth.

     1.2 ACQUISITION AND SALE OF SHAREHOLDERS STOCK. Subject to the terms and conditions set forth in this Agreement, each Shareholder shall, severally and not jointly, sell, transfer, assign and deliver to Acquisition Sub the number of shares of such Shareholder's Stock set forth on Exhibit A for a purchase price of $2.7215 per share, which purchase price shall be paid in shares of Parent Common Stock in accordance with Section 1.2(f) below.

          (a) CLOSING. The closing of the acquisition and sale of the Shareholders Stock ("Closing") shall take place in the offices of Pettis, Tester, Kruse & Krinsky, 18881 Von Karman Avenue, Suite 1600, Irvine, California, within ten (10) business days of the signing of this Agreement. The date of the Closing is referred to herein as the "Closing Date".

          (b) DELIVERIES BY THE SHAREHOLDERS. At the Closing, each Shareholder shall deliver to Acquisition Sub certificates representing the number of shares of such Shareholder's Stock set forth on Exhibit A duly endorsed in blank or accompanied by stock powers duly endorsed in blank. All rights, title and interests in and to the shares of each Shareholder's Stock listed on Exhibit A shall pass to Acquisition Sub upon the delivery of such Stock to Acquisition Sub at the Closing, notwithstanding that the Parent Common Stock payable to each Shareholder in respect of such Shareholder's Stock will be delivered after the Closing in accordance with Section 1.2(f) below.

          (c) DELIVERIES BY THE COMPANY. At the Closing, the Company shall deliver the following to Parent and Acquisition Sub in form and substance satisfactory to Parent, Acquisition Sub and their counsel:

             (i) copies of the resolutions duly adopted by the Board of Directors of the Company approving the Merger and authorizing the execution, delivery and performance of this Agreement by the Company, which resolutions shall be duly certified by appropriate officers of the Company;

            (ii) legal opinion of Wilson, Sonsini, Goodrich & Rosati, P.C. corporate counsel to the Company;

           (iii) legal opinion of Limbach & Limbach and legal opinion of Freilich, Hornbaker & Rosen, P.C. each patent counsel to the Company;

            (iv) copy of the fairness opinion issued to the Company's Board of Directors by Houlihan, Lokey, Howard & Zukin, the Company's financial advisors, with respect to the consideration to be received by the shareholders of the Company in connection with the Reorganization, which fairness opinion shall satisfy the requirements of Section 1203 of the California Corporations Code; and

             (v) letter from Chemical Trust Company of California, the registrar and transfer agent for the Company's Common Stock, certifying the number of shares of outstanding Common Stock of the Company as of the Closing Date.

          (d) RESIGNATION OF DIRECTORS. Effective as of the Closing, Pieter Halter and Stephen A. Sosnowski shall resign from the Company's Board of Directors.

          (e) APPOINTMENT OF DIRECTORS. Effective as of the Closing, the Company shall appoint Olav Bergheim and John Kehl to the Company's Board of Directors.

          (f) DELIVERY OF THE PARENT COMMON STOCK. As soon as practicable after the earlier of: (i) the date of the Effective Time of the Merger (as defined in Section 1 .3(b)) or (ii) September 30, 1994 (the earlier of such dates is referred to herein as the "Determination Date"), Parent shall issue and deliver to each Shareholder a certificate representing the number of shares of Parent Common Stock payable for the Stock sold by such Shareholder to Acquisition Sub at the Closing.

               (i) EXCHANGE RATIO. For each share of Stock sold by a Shareholder, Parent shall issue to such Shareholder a number of shares of Parent Common Stock equal to the quotient of (A) $2.7215 (the per share purchase price), divided by (B) the average closing price of a share of Parent Common Stock for the ten most recent days that Parent Common Stock has traded, ending on the trading day immediately prior to the Determination Date, as reported on the New York Stock Exchange (the "Parent Common Stock Price"). The number of shares of Parent Common Stock payable for each share of Stock sold by the Shareholders is referred to in this Agreement as the "Exchange Ratio." The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Determination Date.

               (ii) NO FRACTIONAL SHARES. In lieu of any fraction of a share of Parent Common Stock which any Shareholder would otherwise be entitled to receive in payment for such Shareholder's Stock (after aggregating all fractional shares of Parent Common Stock to be received by such Shareholder), Parent or Acquisition Sub shall pay such Shareholder an amount of cash (rounded to the nearest whole cent) equal to the product of (A) such fraction, multiplied by (B) the Parent Common Stock Price.

     1.3 MERGER OF ACQUISITION SUB AND THE COMPANY. After the Closing, as soon as practicable after all of the consents and approvals required to consummate the Merger have been obtained, Parent and the Company will cause the Company to be merged with and into Acquisition Sub in accordance with this Section 1.3. Acquisition Sub and the Company are collectively referred to in this Section 1.3 as the "Constituent Corporations."

          (a) THE MERGER. Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the California General Corporation Law and the Delaware General Corporation Law, as of the Effective Time (as defined in Section 1.3(b)), (i) the Company shall be merged with and into Acquisition Sub, (ii) the separate existence of the Company shall thereupon cease, and (iii) Acquisition Sub, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware.

          (b) EFFECTIVE TIME OF THE MERGER. As soon as practicable after the conditions to the Merger set forth in this Agreement have been satisfied or waived, the Company and Acquisition Sub will cause an Agreement of Merger (the "Merger Agreement"), which shall provide for the merger of the Company into Acquisition Sub in accordance with the provisions of this Section 1.3 and applicable law, together with the requisite officers' certificates and certificates of merger, to be executed and filed with the California Secretary of State and the Delaware Secretary of State in accordance with the applicable provisions of the California General Corporation Law and the Delaware General Corporation Law. The Merger shall become effective immediately upon the filing of the Merger Agreement or certificate of merger with the Delaware Secretary of State. The date and time of such filing is herein sometimes referred to as the "Effective Time."

          (c) CERTIFICATE OF INCORPORATION. At the Effective Time, the Certificate of Incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and such Certificate of Incorporation.

          (d) BYLAWS. At the Effective Time, the Bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

          (e) CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or any other person: (i) each share of Acquisition Sub Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and be unaffected by the Merger; (ii) each share of Company Common Stock held by Acquisition Sub immediately prior to the Effective Time shall be cancelled without consideration; and (iii) each share of Company Common Stock outstanding immediately prior to the Effective Time, other than the shares held by Acquisition Sub, shall be converted into the right to receive the number of shares of Parent Common Stock equal to the Exchange Ratio.

          (f) TREASURY STOCK. Each share of capital stock, if any, held in the treasury of the Company or any of its subsidiaries immediately prior to the Effective Time shall automatically be canceled and retired and cease to exist, and no payment shall be made in respect thereof.

          (g) OPTIONS AND WARRANTS. At the Effective Time, all options or other rights to purchase shares of capital stock of the Company outstanding immediately prior to the Effective Time (collectively, the "Existing Options") will be replaced with substitute options or other rights to purchase (collectively, the "Substitute Options"), which shall entitle the holders thereof to purchase shares of Parent Common Stock in lieu of shares of capital stock of the Company. Appropriate adjustments shall be made to the number of shares of Parent Common Stock subject to the Substitute Option and the exercise price therefor so that for the aggregate exercise price applicable to the Existing Option, the holder of the Substitute Option will be entitled to receive the number of shares of Parent Common Stock into which the shares of capital stock of the Company underlying the Existing Option would have been converted pursuant to the Merger if such underlying shares had been outstanding immediately prior to the Effective Time. Except for such adjustments to the exercise price and number of shares, each Substitute Option shall be substantially similar in all respects to the Existing Option for which its being substituted, including vesting schedules and expiration dates.

          (h) RIGHTS AS SHAREHOLDERS. At the Effective Time, the holders of certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, except for such rights as they may have pursuant to this Section 1.3, the Merger Agreement and applicable law.

          (i) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time.

          (j) DISSENTERS' RIGHTS. If holders of Company Common Stock are entitled to dissenters' rights in connection with the Merger under Chapter 13 of the California General Corporation Law, any dissenting shares (as such term is used in Chapter 13 of the California General Corporation Law) shall not be converted into Parent Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such dissenting shares pursuant to Chapter 13 of the California General Corporation Law. The Company shall give Parent and Acquisition Sub prompt notice of any demand received by the Company for appraisal of Company Common Stock, and Parent and Acquisition Sub shall have the right to participate in all negotiations and proceedings with respect to such demand. The Company agrees that, except with the prior written consent of Parent and Acquisition Sub or as required under the California General Corporation Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for dissenters' rights. Each holder of dissenting shares ("Dissenting Shareholder") who, pursuant to Chapter 13 of the California General Corporation Law, becomes entitled to payment of the value of shares of Company Common Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). After the Effective Time of the Merger, Parent shall issue and deliver to any holder of shares of Company Common Stock who shall have failed to make an effective demand for appraisal or shall have lost his status as a Dissenting Shareholder, upon surrender by such Dissenting Shareholder of his certificate or certificates representing shares of Company Common Stock, the shares of Parent Common Stock to which such Dissenting Shareholder is then entitled under this Section 1.3, the Merger Agreement and Chapter 13 of the California General Corporation Law.

          (k) NO FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent or Acquisition Sub an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Parent Common Stock Price.

          (l)  SURRENDER OF CERTIFICATES.

               (i) EXCHANGE AGENT. Chemical Trust Company of California shall act as exchange agent (the "Exchange Agent") in the Merger.

               (ii) PARENT TO PROVIDE COMMON STOCK. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Section 1.3, through such reasonable procedures as Parent may adopt, the shares of Parent Common Stock issuable pursuant to Section
1.3 in exchange for outstanding shares of Company Common Stock.

               (iii) EXCHANGE PROCEDURES. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to this Section 1.3, (a) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (b)instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to this Section 1.3, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the right to receive the number of full shares of Parent Common Stock into which such shares of the Company Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with this Section 1.3.

               (iv) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to any record holder of certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

               (v) TRANSFERS OF OWNERSHIP. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

               (vi) NO LIABILITY. Notwithstanding anything to the contrary in this Section 1.3(l), none of the Exchange Agent, Parent, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Parent Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (m) NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued (including any cash in lieu of fractional shares paid in respect thereof) upon the surrender for exchange of shares of Company Common Stock in accordance with the terms of the Merger Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 1.3.

          (n) LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any certificates evidencing shares of Company Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash for fractional shares, if any, as may be required pursuant to this Section 1.3; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

          (o) TAX. It is intended by the parties hereto that the Merger, together with the acquisition of the Stock from the Shareholders pursuant hereto, shall constitute a reorganization within the meaning of Section 368(a)(1) of the Code.

          (p) TAKING OF NECESSARY ACTION: FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquisition Sub, the officers and directors of the Company and Acquisition Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.


                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the attached Schedule II (which lists exceptions to the following representations and warranties and also contains matters required to be disclosed pursuant to this Article II, each of which corresponds to the numbered sections contained in this Article II), the Company hereby represents and warrants to Parent as set forth in this Article II. Statements in Schedule II shall include a reference to specific representations and warranties, but such statements shall apply to all representations and warranties.

     2.1 ORGANIZATION AND STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction listed in Schedule 2.1, which jurisdictions are the only jurisdictions in which the property owned, leased or operated by the Company or the business conducted by the Company makes such qualification necessary. The Company has delivered to Parent complete and accurate copies of its Articles of Incorporation and Bylaws, each as amended to date.

     2.2 CAPITALIZATION. The authorized capital stock of the Company consists of Twenty Million (20,000,000) common shares (the "Common Stock") and Five Million (5,000,000) preferred shares (the "Preferred Stock"). As of the date of this Agreement, 3,556,640 shares of such Common Stock are issued and outstanding and no shares of Preferred Stock are issued or outstanding. To the knowledge of the Company, the Shareholders are transferring to Acquisition Sub a number of shares representing more than 50% of the issued and outstanding Common Stock of the Company. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, were not issued in violation or breach of any preemptive or similar rights, and have been issued in full compliance with all applicable federal and state securities laws. Except as set forth in Schedule 2.2, there are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatever under which the Company is or may become obligated to issue, assign or transfer any shares of its capital stock, and none of the foregoing will arise as a result of this Agreement or the Merger Agreement or the transactions contemplated herein or thereby. Any repurchases by the Company of any of its securities have been in accordance with all applicable laws. Upon the acquisition of the Stock from the Shareholders and the consummation of the Merger in accordance with the terms of this Agreement, Parent will own the entire equity interest in the Surviving Corporation, and there will be no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Surviving Corporation to issue or sell any shares of its capital stock.

     2.3 SUBSIDIARIES. The Company does not own, directly or indirectly, any subsidiaries and has not, directly or indirectly, made any material investment in, or material advance of cash to any other entity.

     2.4 AUTHORITY, APPROVAL AND ENFORCEABILITY. The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and all documents to be executed by the Company in connection with the transactions contemplated hereby. Other than obtaining shareholder approval of the Merger, all corporate or other action of the Company necessary for the execution, delivery and performance of this Agreement and the consummation of the Merger have been duly taken. The execution and delivery by the Company of this Agreement and all documents to be executed by the Company in connection with the transactions contemplated hereby do not, and the performance and consummation by the Company of the transactions contemplated by this Agreement will not, result in any conflict with, breach or violation of or default, termination, forfeiture or lien under (or upon the failure to give notice or the lapse of time, or both, result in any conflict with, breach or violation of or default, termination, forfeiture or lien under) any terms or provisions of the Company's Articles of Incorporation or Bylaws, each as amended, or any agreement, lease or other instrument, to which the Company is a party or to which its assets are subject, or, to the knowledge of the Company, any statute, rule, regulation, judicial or governmental decree, order or judgment. This Agreement and all documents to be executed by the Company in connection with the transactions contemplated hereby each is, and upon due execution and delivery by the parties thereto will be, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditor's rights and by rules of law governing specific performance, injunctive relief or other equitable remedies.

     2.5 CONSENTS. The Company has identified on Schedule 2.5 all consents and approvals of third parties required in order for the Company to consummate the Merger and otherwise to comply with its obligations under this Agreement. Prior to the Merger, the Company will have secured all of the consents and approvals necessary to effect the Merger without violation, breach, conflict with, default under or non-performance of any law, contract, note, debt instrument, Security agreement or mortgage, or any other commitment binding upon the Company or any of the Company's assets and properties, real, personal and mixed, tangible and intangible (collectively, the "Assets"), except for consents and approvals which if not obtained would not have a Material Adverse Effect (as defined in Section
2.8 below) on the Company. Except for: (i) the filing and effectiveness of a Form S-4 Registration Statement with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act of 1933, as amended, (the "Securities Act"); (ii) the filing of a definitive Proxy Statement with the SEC in accordance with the Securities Exchange Act of 1934 (the "Exchange Act");
(iii) the filing of the Merger Agreement with the California Secretary of State and the Delaware Secretary of State; and (iv) such consents, approvals, registrations and filings as may be required under the securities laws of any state, no consent, approval, authorization, order, registration, qualification or filing of or with any court or any regulatory authority or any other governmental body is required for the consummation by the Company of the transactions contemplated by this Agreement except for consents, approvals, authorizations, orders, registrations, qualifications or filings which if not obtained or made would not have a Material Adverse Effect on the Company.

     2.6 FINANCIAL STATEMENTS. The Company has delivered to Parent its (a) unaudited balance sheet as of February 28, 1994 (the "Interim Balance Sheet") and unaudited statement of operations for the two month period then ended (the "Interim Statement of Operations"), and (b)audited balance sheets as of December 31, 1992 and December 31, 1993 (the "Year End Balance Sheet") and the related statements of operations, shareholders' equity (net capital deficiency) and cash flows for each of the three years in the period ended December 31, 1993, together with all the related notes to these statements, and the report of the Company's independent auditors. The Interim Balance Sheet and Interim Statement of Operations are herein collectively referred to as the "Interim Financial Statements." The financial statements referred to in this Section 2.6 are hereinafter collectively referred to as "the Company's Financial Statements." The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods indicated, except as otherwise set forth in such financial statements and the notes thereto; provided, however, that the Interim Financial Statements are subject to normal recurring year-end adjustments, which are not expected to be materially adverse, and do not contain all footnotes required under generally accepted accounting principles. The Company's Financial Statements present fairly the Company's financial position as of the respective dates thereof and the results of the Company's operations for the two month period ended February 28, 1994 and the results of the Company's operations and the Company's cash flows for each of the three years in the period ended December 31, 1993. Except as and to the extent disclosed or recognized in the balance sheets included in the Company's Financial Statements (including the notes thereto), the Company did not have, as of the respective dates of such balance sheets, any liabilities or obligations (absolute or contingent) of a nature required or customarily recognized in balance sheets (or disclosed in the notes thereto) prepared in accordance with generally accepted accounting principles.

     2.7 NO UNDISCLOSED LIABILITIES. Except as listed in the Year End Balance Sheet or set forth in Schedule 2.7 and except for normal and recurring liabilities incurred since December 31, 1993 in the ordinary course of business consistent with past practices, the Company has no material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due (including, without limitation, liabilities for taxes and interest, penalties and other charges payable with respect thereto (a) in respect of or measured by the income of the Company through such date,
(b)arising out of any transaction entered into prior thereto, or (c) arising out of any state of facts existing prior thereto). Furthermore, except as set forth in the Year End Balance Sheet or in Schedule 2.7, the Company does not know or have reason to know of any basis for the assertion against the Company of any such liability or obligation not fully reflected or reserved against in the Year End Balance Sheet.

     2.8 ABSENCE OF CERTAIN CHANGES. Except as otherwise disclosed in writing by the Company to Parent and included in Schedule 2.8 hereto, since the date of the Year End Balance Sheet (the "Year End Balance Sheet Date") the Company has not:

          (a) suffered any Material Adverse Change (as defined below) or suffered any material loss (whether or not insured) as defined below;

          (b)  written down the value of any inventory;

          (c) disposed of or disclosed to any person any trade secret or know-how that would have a Material Adverse Effect (as defined below);

          (d) made any change in any method of accounting or accounting principle;

          (e) made any increase (other than normal increases consistent with past practice) in the compensation payable to any employee, including officers of the Company;

          (f) entered into any transaction (including forward purchase commitments), except for the transactions contemplated hereby and transactions in the ordinary course of business;

          (g) made any revaluation, reassessment, or taken additional reserves regarding any of the Assets, otherwise than in the ordinary course of business consistent with past practice;

          (h) sold, transferred, leased or made any disposition of any Assets (including, without limitation, patents, trademarks, service marks, trade names, brand names, trade secrets, copyrights, know-how or other intangible assets), other than obsolete or worn out property or inventory disposed of in the ordinary course of business;

          (i) made, declared, set aside or paid any dividends, redemptions, or other distributions in respect of shares of the capital stock of the Company to the shareholders of the Company;

          (j) increased the salary, benefits or other compensation payable to any officer or employee of the Company;

          (k) made any loan or advance to any director, officer or employee of the Company;

          (l) experienced any strike or work stoppage that has had or may have a Material Adverse Effect;

          (m) learned of the adoption of any statute, rule, regulation or order which has had or potentially will have a Material Adverse Effect;

          (n) suffered any termination or waiver of any rights of value to the Company;

          (o) made any expenditure or commitment in excess of $5,000 for additions to or replacements of property, plant or equipment of the Company;

          (p)  incurred any obligation or liability (fixed or contingent) except
(i) trade or business obligations incurred in the ordinary course of business as such business was conducted prior to the Year End Balance Sheet Date, and no such obligations or liabilities in the ordinary course exceeds $10,000 individually, or $25,000 in the aggregate and (ii) obligations and liabilities under this Agreement;

          (q) discharged or satisfied any lien or encumbrance or incurred or paid any obligation or liability (fixed or contingent), except (i) current obligations and liabilities included in the Company's Financial Statements, (ii) current obligations and liabilities incurred after the Year End Balance Sheet Date in the ordinary course of business as such business was carried on prior to such Year End Balance Sheet Date and (iii) obligations and liabilities incurred in carrying out the transactions contemplated by this Agreement;

          (r) mortgaged, pledged or subjected to lien or any other encumbrance any Assets;

          (s) canceled or compromised any debt or claim except for adjustments made with respect to contracts for the purchase of supplies or for the sale of services in the ordinary course of business as such business was carried on prior to the Year End Balance Sheet Date, which have not had a Material Adverse Effect;

          (t)  waived or released any rights of any material value;

          (u) pre-billed or collected in advance any fees or charges relating to any of the commitments, contracts or other agreements comprising part of the Assets other than in the ordinary course of business; or

          (v) agreed, whether in writing or otherwise, to take any action described in this Section 2.8.

     As used in this Agreement, the term "Material Adverse Change" means any change that has or will have a Material Adverse Effect, and the term "Material Adverse Effect" means an adverse effect on the assets or the business of the Company, results of operation, financial condition or prospects of the business of the Company or the Surviving Corporation of greater than $25,000 individually, or $100,000 in the aggregate.

     2.9 TAXES AND TAX RETURNS. The Company has duly and timely filed all tax reports and returns required to be filed by it and has duly and timely paid all taxes and other charges, including any penalties and/or interest due or claimed to be due from it by foreign, federal, state or local taxing authorities (including, without limitation, those due in respect of its properties, income, franchise, licenses, sales and payrolls), and there are no tax liens upon any Assets (other than liens for current taxes not yet due).

     2.10 ASSETS NECESSARY TO BUSINESS. Together with the employees referred to in Schedule 2.10 hereof, the Assets consist of all of the assets that are necessary to carry on the business of the Company as it is presently conducted (the "Business").

     2.11 TITLE TO ASSETS: ENCUMBRANCES. Except as listed in Schedule 2.11, the Company has good, valid and marketable title to all of the Assets, including, without limitation, the Assets reflected in the Year End Balance Sheet (except for inventory sold since the Year End Balance Sheet Date in the ordinary course of business and consistent with past practice), free and clear of any and all liens, claims, equities and encumbrances of any kind and nature, except for such liens, claims, equities and encumbrances, if any, which are not material to the Business and liens for current taxes not yet due ("Liens").

     2.12 CONDITION OF ASSETS. All tangible assets of the Company are in satisfactory operating condition and free from any material defects, except for normal wear and tear and, to the extent that the Company knows or has reason to know of the purpose for which the tangible assets are intended, are fit for such purpose.

     2.13 FIXED ASSETS. All fixed assets owned, leased or used by the Company are structurally sound with no known material defects and in good operating condition and repair, subject to normal wear and tear. The Company has not received any notification that there is any violation of any building, zoning or other law in respect of such property, plants or structures, and to the Company's knowledge no such violation exits.

     2.14 ACCOUNTS RECEIVABLE AND BACKLOG. All accounts receivable of the Company ("Accounts"), including, without limitation, those reflected on the Interim Balance Sheet, are bona fide and arose from valid sales in the ordinary course of business in the aggregate amount thereof, and to the Company's knowledge are collectible, subject to reserves for bad debts reflected as a separate line item on the Interim Balance Sheet. Schedule 2.14 contains a complete and accurate report showing all Accounts outstanding as of the date of the Interim Balance Sheet, together with an accurate aging of such Accounts. None of the Accounts is subject to any prior assignment, lien or security interest or claim of offset, setoff or counterclaim. There is no Account that is contingent upon the future performance of services or the future delivery of products.

     2.15 EQUIPMENT AND INVENTORY.

          (a) Schedule 2.15(a) is a correct and complete list as of the date of the Interim Balance Sheet identifying by category, location and net book value, all equipment, supplies, tools, tooling, patterns, dies, molds and similar items and other tangible personal property included in the Assets, except for immaterial items.

          (b) All items of tangible personal property, including equipment, supplies, tools, tooling, drawings, schematics, patterns, dies, molds and similar items, included in the Assets and currently used by the Company in the Business are in good operating condition, normal wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used.

          (c) Schedule 2.15(c) is a correct and complete list as of the date of the Interim Balance Sheet of all inventories of raw materials, work-in-process, parts, supplies and finished products included in the Assets, identified by category, location and carrying cost, except immaterial items. The inventories of the Company set forth on the Interim Balance Sheet and on Schedule 2.15(c) are valued at the lower of cost or market in accordance with generally accepted accounting principles consistently applied. Such inventories are of a quality usable and saleable in the ordinary course of business except for obsolete or excess items which have been fully reserved against or written off as indicated on Schedule 2.15(c).

     2.16 PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY RIGHTS.

          (a) Schedule 2.16(a) sets forth an accurate and complete list as of the date of this Agreement of (i) all patent and patentable applications owned or filed by the Company, including the country of filing, filing number, date of issue, expiration date and title, (ii) all registered trademarks and trademark applications owned or filed by the Company, including the country of filing, filing number, date of issue and expiration date, (iii) all of the Company's common law trademarks, service marks, trade names, copyrights and computer software, (iv) all license agreements pursuant to which the Company acquired rights to any intellectual property and all agreements, oral or written, pursuant to which the Company is obligated to pay royalties to third parties with respect to such property, and (v) all license agreements, oral or written, pursuant to which the Company has granted any person the right to any intellectual property (collectively, the "Intellectual Property Rights"). Complete and accurate copies of all applications referred to in subsections (i) and (ii) and all agreements referred to in subsections (iv) and (v) have been provided to Parent. To the Company's knowledge, except for the Intellectual Property Rights and the "trade secrets" referred to in Section 2.17, there are no other intellectual property rights, trade secrets, formulae, processes or know-how relating to the Business or necessary or needed to permit the Surviving Corporation to operate the Business. To the Company's knowledge, except as otherwise set forth in the agreements listed on Schedule 2.16(a), the entire right, title and interest in the Intellectual Property Rights and any trade secrets, formulae, processes or know-how currently used in the operation of the Business reside in the Company and to the Company's knowledge, all patents are valid and enforceable. To the Company's knowledge, no third party is infringing, violating or misappropriating any of Intellectual Property Rights, trade secrets, formulae, processes or know-how of the Company.

          (b) To the Company's knowledge, the operation of the Business, including, but not limited to, the operation and use of all the Assets and the manufacture, sale or use of all products commercially sold by the Company, does not infringe, violate or misappropriate any patent, trademark, trade secret, copyright or other intellectual property rights or processes of any third party or entity.

          (c) Except as set forth on Schedule 2.16(a), no licenses, sublicenses or other agreements relating to the Intellectual Property Rights, trade secrets, formulae, processes or know-how of the Company exist which would limit or restrict the rights of the Surviving Corporation to operate the Business as contemplated by this Agreement, or which grant to a third party any rights in Intellectual Property Rights, trade secrets, formulae, processes or know-how of the Company.

          (d) To the Company's knowledge, all of the Company's trademarks, service marks, trade names and related applications and registrations thereof and all copyrights and registrations thereof (collectively the "Trademarks and Copyrights") are valid and enforceable, and the Company has the exclusive right to use the Trademarks and Copyrights in connection with the Business. There are no oppositions, cancellations or governmental, arbitral or other proceedings currently pending or threatened that protest the rights of the Company to use and/or register the Trademarks and Copyrights. To the Company's knowledge, the Company has not, by act or failure to act, including without limitation, by failure to attach any required notice, transferred any rights to the Intellectual Property Rights into the public domain.

          (e) The Company is not making use of any patentable or unpatentable invention or any confidential information in the Business in which any present or past employee of the Company has or has claimed an interest, and the Company is not aware of facts that could reasonably be expected to give rise to such a claim. The Company has no knowledge of the assertion against the Company or any of its officers or directors of any conflicting rights to any of the Intellectual Property Rights or any other rights, patents, patent rights, patent applications, processes, drawings, specifications, plans, know-how, trademarks, trade names, trade secrets or technical or other information used in the operation of the Business as now being conducted and as planned to be conducted, which could have a Material Adverse Effect. No employee has failed or refused to assign his or her rights to the Intellectual Property Rights to the Company.

     2.17 TRADE SECRETS. To the extent practicable, the Company has provided to Parent summaries of and documentation relating to all its trade secrets, including customer lists, formulae, processes, know-how, computer programs and routines and other technical data used in the Business or in the operation of the Assets (collectively, the "trade secrets") that is current, accurate, and sufficient in detail and content to identify and explain such trade secrets, and to allow their full and proper use by the Surviving Corporation without reliance on the special knowledge or memory of others, other than the employees of the Surviving Corporation. To the Company's knowledge, the Company is the sole owner of each of the trade secrets, free and clear of any liens, encumbrances, restrictions, or legal or equitable claims of others. The Company has taken all reasonable security measures to protect the secrecy, confidentiality, and value of the trade secrets; any of the Company's employees, consultants and any other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed, or designed these trade secrets, or who have knowledge of or access to information relating to them, have been put on notice that these secrets are proprietary to the Company and are not to be divulged or misused. To the Company's knowledge, the trade secrets have not been used, divulged, or appropriated for the benefit of any past or present employees or other persons, or to the detriment of the Company.

     2.18 LICENSES; PERMITS; AUTHORIZATIONS. The Company has all material approvals, authorizations, consents, licenses, orders and other permits of all governmental agencies, whether federal, state, local or foreign, required to permit the operation of the Business as presently conducted. None of such licenses, permits and related approvals require the consent of any third party to the transactions provided for herein and all of such licenses, permits and approvals will be in full force and effect immediately after the Closing and after the Merger.

     2.19 CONTRACTS.

          (a) Except as set forth on Schedule 2.19, the Company is not a party or subject to any oral or written:

               (1) agreement for the purchase of inventory, supplies, equipment or other personal property, or the procurement of services, other than agreements for the purchase of goods or procurement of services not in excess of $5,000 in any individual case or $25,000 in the aggregate;

               (2)  lease of equipment, machinery or other personal property;

               (3) agreement for the sale or lease of its products or furnishing of its services;

               (4) agreement for the sale or lease of its products or furnishing of its services for which the Company has received payment in advance of delivering such products or furnishing such services and has not yet delivered such products or furnished such services;

               (5) joint venture, partnership or other contract or arrangement involving the sharing of profits;

               (6) agreement relating to the purchase or acquisition, by merger or otherwise, of a significant portion of the Assets or the Business by any other person, except this Agreement and the transactions contemplated hereby;

               (7) agreement containing a covenant or covenants which purport to limit the ability or right of the Company, with respect to the Business, to engage in any lawful business activity or compete with any person or entity, except this Agreement;

               (8) agreement presently in effect, pursuant to which the Company has appointed any organization or person to act as its distributor or sales agent or pursuant to which the Company has been appointed a distributor or sales agent by any third party;

               (9)  agreement with or commitment to any labor union;

               (10) agreement for the future sale of products or future provision of services that exceeds the ability of the Company to perform or is expected to yield less than zero gross margin for the Company, after deduction of reasonable selling expenses; or

               (11) material agreement not otherwise described in this Section
2.19. Anything above to the contrary notwithstanding, Schedule 2.19 also includes all agreements pursuant to which the Company is committed to purchase inventory, supplies, equipment or other personal property, or the procurement of services within thirty (30) days of the date hereof at a purchase price in excess of $5,000.

          (b) A complete and accurate copy of each written agreement and other document identified on Schedule 2.19, as amended through the date hereof, has been delivered to Parent. Each agreement or arrangement identified on Schedule
2.19 is, except to the extent fully performed at the date hereof, in full force and effect and valid and binding in accordance with its terms in all material respects (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and subject to general equity principles and to limitation on availability of equitable relief). To the knowledge of the Company, there is no material default under any such contract, agreement or arrangement by any party thereto. To the knowledge of the Company, no party to any such contract, agreement or arrangement intends to cancel, withdraw, modify or amend such agreement or arrangement.

          (c) The Company has performed all material obligations required to be performed by it on or prior to the date hereof under each material contract, obligation, commitment, agreement, undertaking, arrangement or lease. The Company has not received any notice that the Company is in default thereunder, nor is the Company aware of any facts that could reasonably be expected to give rise to such a default.

     2.20 LITIGATION. Schedule 2.20 attached hereto, sets forth a list describing in reasonable detail any and all actions, proceedings or investigations pending or threatened by or against the Company, or that could affect the Business and any and all actions, proceedings or investigations pending or threatened during the three (3) year period preceding the date of this Agreement. The Company does not know of any basis for any such action, proceeding or investigation except as disclosed on Schedule 2.20.

     2.21 INSURANCE. The policies of fire, liability, product liability, workmen's compensation and other forms of insurance in effect with respect to the Company and the Business are set forth in Schedule 2.21. The Company has paid all premiums due with respect to such policies. The Company has not been refused any insurance nor has its coverage been limited by any insurance carrier to which it has applied for insurance during the last three (3) years.

     2.22 NO PRODUCT LIABILITY CLAIMS. No product liability claims have been asserted or threatened against the Company and there is no basis known to the Company for any such claim.

     2.23 COMPLIANCE WITH APPLICABLE LAW. The Company has duly complied in all material respects, in respect of the products, operations, machinery and equipment and all other property, practices and aspects of its operations, with all applicable laws, orders, ordinances, judgments and decrees of all governmental authorities (foreign, federal, state, local or otherwise), including but not limited to environmental laws.

     2.24 ENVIRONMENTAL QUALITY. Neither the Company nor, to the Company's knowledge, any previous owner, tenant, occupant, user or operator of any of the real property occupied by the Company, has used, generated, manufactured, installed, released, discharged, stored or disposed of any "Hazardous Materials," as described below on, under, in or about the site of such real property. The term "Hazardous Materials" shall mean any substance, material or waste which is regulated by any local government authority, the State of California, or the United States Government, including, without limitation, any material or substance which is (a) defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste" under any provision of California law, (b) petroleum,
(c) asbestos, (d) designated as a "hazardous substance" pursuant to Section 311 of the Clean Water Act, 33 U.S.C. Section 125 ET SEQ. (33 U.S.C. Section 1321) or listed pursuant to Section 307 of the Clean Water Act (33 U.S.C. Section
1317), (e) defined as a "hazardous
waste" pursuant to Section 1004 of the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 ET SEQ. (42 U.S.C. Section 6903), or (f) defined as a "hazardous substance" pursuant to Section 101 of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 ET SEQ. (42 U.S.C. Section 9601). All such real property occupied by the Company, to its knowledge complies with all applicable federal, state and local laws, ordinances and regulations pertaining to air and water quality, Hazardous Materials, waste, disposal or other environmental matters, including the Clean Water Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, and the rules, regulations and ordinances of the city, county and state in which such Real Property is located, the Regional Water Quality Control Board, the State Water Resource Control Board, the Environmental Protection Agency and all other applicable federal, state, regional and local agencies and bureaus.

     2.25 CUSTOMERS AND SUPPLIERS. Schedule 2.25 is a complete and current schedule as of the date of this Agreement of all the Company's customers (the "Customers") and their respective annual purchases from the Company for the year ended December 31, 1993. Since the Year End Balance Sheet Date, the Company has not lost any Customer or supplier nor does the Company have any reason to believe the Company will lose any Customer or supplier which accounted or will account for more than one percent (1 %) of the Company's sales or purchases, respectively, during the year ended December 31, 1993 or the two (2) month period ended February 28, 1994.

     2.26 PRODUCTS. All of the products currently sold, available from and under development by the Company are described in Schedule 2.26.

     2.27 WARRANTY POLICIES. Schedule 2.27 sets forth all of the product warranty, repair and replacement policies and obligations of the Company.

     2.28 LABOR RELATIONS. There are no collective bargaining agreements covering any employee of the Company. There are no controversies pending or threatened between the Company and any of its employees which could have a Material Adverse Effect, or which relate to any specific effort to prevent, restrict or delay consummation of the transactions contemplated by this Agreement. There are no pending claims or lawsuits which have been asserted or instituted (other than in respect of benefits due in the ordinary course which, in the aggregate, are not material) asserting worker's compensation, employment discrimination, disability, wage and hours, wrongful discharge, unemployment compensation, employee safety or other claims of whatever nature under or in respect of which the Company may have any liability, contingent or otherwise. The Company is not liable for any arrears of wages or any taxes or penalties for failure to pay any of the same. The Company is in compliance in all material respects with all federal, state and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

     2.29 COMPLIANCE WITH ERISA: BENEFIT PLANS. The Company does not, directly or indirectly, (i) maintain, nor has it ever maintained, any employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended, or (ii) contribute to, nor has it ever contributed to, any such employee benefit plan maintained by any other person or entity.

     2.30 DISCLOSURE. All facts material to the Business, Assets, operations, financial condition and prospects of the Company are reflected in the Company's Financial Statements, or have been disclosed herein, including the exhibits and schedules hereto. The Company knows of no facts or circumstances that would materially and adversely affect the carrying on by the Surviving Corporation of the Business as it is presently conducted. No representation or warranty by the Company contained in this Agreement and no statement contained in any certificate, schedule, list or other writing furnished or to be furnished to Parent or Acquisition

Sub contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material fact necessary in order to make the statement therein not misleading.

     2.31 NO ADVISORS OR BROKERS. Except for the agreement with Houlihan, Lokey, Howard & Zukin to render the fairness opinion referred to in Section 1.2(d)(iv), a copy of which agreement has been provided to Parent, the Company has not entered into any agreement that could give rise to any liability for advisory fees or brokerage, finder's or agent's fees or commissions in connection with this Agreement or any transaction contemplated hereby.

     2.32 NO INTEREST IN COMPETITORS, ETC. Neither the Company nor, to the Company's knowledge, any officer or director of the Company, nor any affiliate of any of the foregoing, directly or indirectly, owns any interest in or controls or is an employee, officer, director, or partner of or participant in or consultant to any corporation, partnership, limited partnership, joint venture, association, or other entity which is a competitor, supplier, customer, landlord, or tenant of the Company.

     2.33 BOOKS AND RECORDS. All of the books of account and other financial and corporate records of the Company ("Books and Records") have been made available to Parent and its counsel and are in all material respects complete and correct, are maintained in accordance with good business practices, and are accurately reflected in the Company's Financial Statements.

     2.34 CERTAIN EMPLOYEES. Schedule 2.34 hereto sets forth a correct and complete list of (a) every employment agreement to which the Company is a party,
(b) the names of all employees of the Company, together with a statement as to the full amount potentially payable to each such person for calendar year 1994, at present rates (including the bonus payments potentially payable to such person), assuming services are rendered by such person for the entire calendar year 1994, and (c) all severance arrangements, whether oral or written, between the Company and its employees, directors, consultants or agents, in each case stating the amount and terms of severance.

     2.35 SEC DOCUMENTS. The Company has filed all forms, reports and documents required to be filed with the SEC since June 1, 1992, and has heretofore delivered to Parent in the form filed with the SEC: (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1992 and 1993, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1993, June 30,1993 and September 30, 1993, (iii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since January 1, 1993, (iv) all other reports (other than Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company with the SEC since June l, 1992 and (v) all amendments and supplements to all such reports filed by the Company with the SEC (collectively, the "Company SEC Reports"). The Company SEC Reports (a) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (b)did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to made the statements therein, in the light of the circumstances under which they were made, not misleading.

     2.36 REAL PROPERTY HOLDING CORPORATION. The Company has not, at any time during the five (5) year period preceding the Effective Time, been a United States real property holding corporation within the meaning of Section 897(c) of the Internal Revenue Code of 1986, as amended.

     2.37 ILLEGAL PAYMENTS. None of the commitments, contracts or other agreements comprising part of the Assets are dependent upon or result from any payments, direct or indirect, in the nature of bribes, kick-backs, or similar payments to any government or agency thereof or any other person or in the nature of contributions to any domestic or foreign political party or candidate.

                                   ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

     Each Shareholder hereby severally, and not jointly, represents and warrants to Parent as follows:

     3.1 TITLE TO SHARES. Such Shareholder is the owner of the number of shares of Stock indicated next to such Shareholder's name on Exhibit A hereto. No other person or entity has any right, title, or interest, beneficially or of record, in or to the shares of such Shareholder's Stock, and the shares of such Shareholder's Stock are free and clear of any claims, liens, encumbrances, Security agreements, equities, options, charges, or restrictions, and can be delivered and surrendered to Acquisition Sub pursuant hereto without obtaining the consent or approval of any other person or, to such Shareholder's knowledge, any governmental authority. Upon the transfer and delivery of the shares of such Shareholder's Stock to Acquisition Sub in accordance with this Agreement and payment therefor, Acquisition Sub will become the owner and holder of all of the shares of such Shareholder's Stock listed on Exhibit A free and clear of all liens, encumbrances, pledges, claims, charges and restrictions on transfer, other than restrictions on transfer imposed under federal and state securities laws.

     3.2 AUTHORITY. Such Shareholder has the power and authority to enter into and perform this Agreement. All actions on the part of such Shareholder necessary for the authorization, execution and delivery of this Agreement and for the consummation of the transactions contemplated hereby have been duly and validly taken. This Agreement has been duly executed and delivered by such Shareholder and constitutes a valid and legally binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditor's rights and by rules of law governing specific performance, injunctive relief or other equitable remedies.

     3.3 AGREEMENT NOT IN BREACH OF OTHER INSTRUMENTS. The execution and delivery of the Agreement by such Shareholder do not and the performance and consummation by such Shareholder of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of, or a default under, any of the terms, conditions, or provisions of any agreement, instrument or obligation to which such Shareholder is a party or by which such Shareholder is bound; or (ii) violate any judgment, order, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder's properties or assets.

     3.4 INVESTMENT. Such Shareholder (i) is acquiring the Parent Common Stock to be issued to such Shareholder solely for such Shareholder's own account for investment purposes and not with a view toward resale, disposition or other distribution thereof; (ii) is a sophisticated investor with knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Parent Common Stock to be received and has had the advice of counsel and other advisors in making such evaluation;
(iii) has not been offered such Parent Common Stock by any form of general advertising or general solicitation; (iv) has received a copy of Parent's Annual Report on Form l0-K for the fiscal year ended December 3l, 1993, has been given access to such other public information regarding Parent as such Shareholder has requested and has been given an opportunity to ask any questions and has received satisfactory answers regarding such information; (v) is able to bear the economic risk inherent in holding such Parent Common Stock; (vi) acknowledges that the Parent Common Stock will be issued in a transaction not registered under the Securities Act or any state securities laws, and cannot be sold, pledged or otherwise disposed of without compliance with applicable federal and state securities laws and the terms of this Agreement; (vii) is either an "accredited investor" as such term is defined in Rule 501(a) under the Securities Act or has received certain information complying with the disclosure requirements of Paragraph (b)(2) of Rule 502 under the Securities Act; and
(viii) acknowledges that certificates representing the Parent Common Stock will bear a legend in substantially the following form:

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND NO OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION THEREOF MAY BE MADE EXCEPT AS PERMITTED BY SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM.

     3.5 NO BROKERS. Such Shareholder has not entered into any agreement that could give rise to any liability for brokerage, finder's or agent's fees or commissions in connection with this Agreement or any transaction contemplated hereby.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent hereby represents and warrants to the Company and to each Shareholder as follows:

     4.1 ORGANIZATION OF PARENT. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     4.2 AUTHORITY, APPROVAL AND ENFORCEABILITY. Parent has the corporate power and authority necessary to enter into and perform this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent, and this Agreement constitutes a valid and legally binding agreement of Parent enforceable against Parent in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditor's rights and by rules of law governing specific performance, injunctive relief or other equitable remedies.

     4.3 NO VIOLATION OF AGREEMENTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder by Parent will violate or conflict with the Certificate of Incorporation or Bylaws of Parent or, to Parent's knowledge, any statute, rule, regulation, judicial or governmental decree, order or judgment, contract, note, debt instrument, security agreement or mortgage, or any other commitment binding upon Parent which is likely to have a material adverse effect on Parent.

     4.4 VALIDITY OF SHARES. Upon issuance pursuant to the terms of this Agreement, the shares of Parent Common Stock issued to the Shareholders will be validly issued, fully paid and nonassessable shares.

     4.5 NO BROKERS. Parent has not entered into any agreement that could give rise to any liability for brokerage, finder's or agent's fees or commissions in connection with this Agreement or any transaction contemplated hereunder.

     4.6 CONSENT. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental body is required by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, except for (i) the filing of the Form S-4 Registration Statement with the SEC, (ii) the filing of the Merger Agreement with the California Secretary of State and Delaware Secretary of State, (iii) listing of the Parent Common Stock on the New York Stock Exchange, (iv) any filings as may be required under applicable state securities jaws, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a material effect on Parent.

     4.7  SEC DOCUMENTS; PARENT FINANCIAL STATEMENTS.

          (a) Parent has heretofore delivered to the Company and the Shareholders, in the form filed with the SEC, its Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Annual Report"), its 1993 Annual Report to Stockholders, and the Proxy Statement relating to Parent's upcoming annual meeting of Stockholders. The Annual Report (i) was prepared in accordance with the requirements of the Exchange Act, and (ii) did not at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to made the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) The consolidated financial statements (including any related notes thereto) contained in the Annual Report were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presented the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated.

     4.8 ACQUISITION FOR INVESTMENT. Acquisition Sub will be acquiring the Stock from the Shareholders for its own account for investment purposes and not with a view toward resale, disposition or other distribution thereof which would violate the Securities Act.

                                    ARTICLE V
                       CONDITIONS PRECEDENT TO THE MERGER

     Parent, Acquisition Sub and the Company shall consummate the Merger contemplated by this Agreement as soon as practicable after the following conditions have been satisfied:

     5.1 APPROVAL. The Company shall have duly called and held a special meeting of its shareholders and the shareholders of the Company shall have duly approved the Merger. Acquisition Sub shall vote all shares of Company Common Stock held by Acquisition Sub in favor of the Merger.

     5.2 CONSENTS. All licenses, permits, consents, approvals, waivers, authorizations, qualifications and orders of governmental authorities as are necessary and appropriate in connection with the consummation of the Merger shall have been obtained.

     5.3 ACTIONS OR PROCEEDINGS. No action, suit or other proceeding before a court, tribunal or other governmental agency or body shall have been instituted or threatened to restrain or prohibit the consummation of the Merger, or involving a claim that consummation thereof would result in the violation of any law, decree or regulation of any governmental authority having appropriate jurisdiction.

     5.4 COURT ORDERS. No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would (a) make the acquisition or holding by Acquisition Sub of all of the outstanding capital stock of the Company illegal or impose material limitations on its ability to exercise full rights of ownership with respect to such stock or (b) otherwise prevent the consummation of the Merger.

     5.5 TAX OPINION. Acquisition Sub shall have received an opinion from its counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The parties to the Agreement agree to make reasonable representations for the purpose of enabling such counsel to render such opinion.

                                   ARTICLE VI
                              ADDITIONAL AGREEMENTS

     6.1 SHAREHOLDER APPROVAL AND OTHER CONSENTS. As soon as practicable following the Closing, Parent and the Company shall take all actions as are necessary or advisable to (a) file a Form S-4 Registration Statement under the Securities Act for the purpose of registering the shares of Parent Common Stock issuable pursuant to the Merger; (b) hold a special meeting of the Company's shareholders for the purpose of obtaining shareholder approval of the Merger; and (c) obtain all other approvals, consents and authorizations from such governmental authorities and other third parties as are necessary to permit the parties to consummate the Merger and to accomplish the transfers to Acquisition Sub and/or the Surviving Corporation contemplated hereby so that they may enjoy after the Effective Time (i) all the rights and benefits, including, without limitation, the economic benefits, presently enjoyed by the Company in and to the Business and (ii) all of the Company's right, title and interest in and to each of the Assets. If any consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights of the Company thereunder so that Acquisition Sub and/or the Surviving Corporation would not in fact receive all such rights, the Company will cooperate with Acquisition Sub in any arrangement intended to provide for Acquisition Sub and/or the Surviving Corporation the benefits under any such contract, license, lease, franchise, sales order, purchase order, or other agreement, commitment or arrangement, including enforcement for the benefit of Acquisition Sub and/or the Surviving Corporation of any and all rights of the Company under and in any of the foregoing against a third party thereto arising out of the breach or cancellation by such third party or otherwise.

     6.2 NO RIGHTS IN PARENT COMMON STOCK. Each Shareholder agrees that such Shareholder shall have no rights with respect to the shares of Parent Common Stock issuable to such Shareholder pursuant to Section 1.2(f) of this Agreement until such Parent Common Stock is issued to such Shareholder. Without limiting the generality of the foregoing, each Shareholder agrees that such Shareholder shall not have any voting rights with respect to such Parent Common Stock prior to the issuance thereof or be entitled to receive any dividend or other distribution declared or made after the date of this Agreement with respect to Parent Common Stock with a record date prior to the Determination Date.

     6.3  REGISTRATION OF PARENT COMMON STOCK.

          (a) REGISTRATION AND EXPENSES. Parent agrees to register on a registration statement under the Securities Act all shares of Parent Common Stock to be issued to the Shareholders pursuant to this Agreement. Parent shall use its best efforts to cause such registration to become effective as soon as practicable after, but in no event later than three (3) business days after, the earlier of (i) the Effective Time of the Merger or (ii) September 30, 1994. Parent shall pay all Registration Expenses (as defined below) in connection with any registration hereunder, and each Shareholder shall pay all Selling Expenses (as defined below) and other expenses that are not Registration Expenses relating to the shares of Parent Common Stock to be resold by such Shareholder (the "Registrable Securities"). "Registration Expenses" shall mean all expenses, except for Selling Expenses, incurred by Parent in complying with the registration provisions herein described, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for Parent and the expense of any special audits incident to or required by any such registration. "Selling Expenses" shall mean all selling commissions, underwriting fees and stock transfer taxes applicable to the Registrable Securities and all fees and disbursements of counsel for any Shareholder.

          (b) DURATION OF REGISTRATION; PROSPECTUSES. Parent will use its best efforts to: (i) keep such registration effective until such date as Parent shall be satisfied that Rule 144(k) is available for the resale by the Shareholders holding all of the Registrable Securities; (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement; (iii) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Shareholder from time to time may reasonably request; and (iv) cause all such Registrable Securities to be listed on each securities exchange and quoted on each quotation service on which similar securities issued by Parent are then listed or quoted. Parent shall furnish to each Shareholder a reasonable number of copies of any supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein not misleading or incomplete in the light of the circumstances then existing.

          (c) AMENDMENTS FOR TRANSFEREES. The right to sell Registrable Securities herein will automatically be assigned to each transferee of Registrable Securities in the event a Shareholder distributes such Registrable Securities to its partners, shareholders or by way of gift or intestate transfer. In the event that it is necessary, in order to permit a transferee to sell Registrable Securities, to amend the registration statement, such transferee shall, upon written notice to Parent, be entitled to have Parent make such amendment or supplement as soon as reasonably practicable; provided however, that Parent shall not be required to amend the registration statement for the benefit of such transferees more than once every ninety (90) days.

          (d) PUBLIC INFORMATION. With a view to making available to the Shareholders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Shareholder to sell shares to the public without registration or pursuant to a registration statement under the Securities Act, Parent hereby covenants and agrees to file with the SEC in a timely manner all reports and other documents required of Parent under the Securities Act and Exchange Act and make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the Closing and furnish to any Shareholder, as long as the Shareholder owns any Registrable Securities forthwith upon request, a copy of the most recent annual or quarterly report of Parent, and such other information as may be reasonably requested in order to avail any Shareholder of any rule or regulation of the SEC that permits the selling of any such shares without registration or pursuant to such registration statement.

          (e) TRANSFER RESTRICTIONS. Parent will not require legal opinions for transfers of Registrable Securities pursuant to the Registration Statement and will remove legends from stock certificates representing Registrable Securities when Rule 144(k) is available for sales of such Registrable Securities.

     6.4  CONDUCT OF BUSINESS PENDING MERGER.

          (a) GENERAL. The Company agrees to conduct its business from the date of this Agreement up to the Merger according to and conforming with all laws of city, state, federal and any applicable foreign governments, to operate and maintain its business in the usual, normal, regular manner, and in substantially the same manner heretofore conducted, to not violate the terms of any lease or contract connected with the business, to not remove or cause to be removed any inventory, except as it may be consumed in the regular course of trade, and to not increase the compensation payable to any employee of the Company, and shall use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, to keep available the services of its present officers and key employees and to preserve its relationships with customers, suppliers, licensors and licensees, and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired as of the Effective Time of the Merger. The Company shall not take, or agree in writing or otherwise to take, (i) any of the actions prohibited above in this
Section 6.4 or (ii) any action which would result in any of the conditions set forth in this Agreement not being satisfied.

          (b) NO ISSUANCES OF CAPITAL STOCK. The Company agrees that from the date of this Agreement up to the Merger, it shall not (i) issue or authorize any additional shares of capital stock of the Company, except pursuant to the exercise of any options outstanding as of the date of this Agreement or rights existing under the Company's Stock Purchase Plan on the date of this Agreement;
(ii) issue or authorize any additional subscriptions, options, warrants, or convertible securities under which the Company could become obligated to issue, assign or transfer any shares of Company capital stock; or (iii) enter into any agreement or arrangement to issue any capital stock of the Company or any other rights described in the foregoing clauses (i) and (ii).

     6.5 ACCESS TO RECORDS. Between the date of this Agreement and the Merger and during regular business hours, the Company shall afford to the officers, employees, independent public accountants, counsel and other authorized representatives of Parent or any affiliate of Parent free and full access to the properties, books, records (including tax returns filed and those in preparation), contracts, commitments and affairs of the Company and shall furnish Parent or such affiliate with such additional financial and operating data and copies of all documents and other information concerning the business, affairs, assets and properties of the Company as Parent or such affiliate may from time to time reasonably request.

     6.6 CERTAIN DEFAULTS. The Company will give prompt notice to Parent of (a) any notice of default received by it subsequent to the date of this Agreement and prior to the Merger under any material instrument or material agreement to which the Company, or any of its subsidiaries, is a party or by which any of them is bound, which default would, if not remedied, result in any Material Adverse Change and (b) any suit, action or proceeding instituted or, to the knowledge of the Company threatened against or affecting the Company subsequent to the date of this Agreement and prior to the Merger which, if adversely determined, would result in any Material Adverse Change.

     6.7 COOPERATION. Each party will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to the other party in connection with any such requirements imposed upon either of them in connection with the consummation of the transactions contemplated by this Agreement. Each party will take all reasonable actions necessary to obtain (and will cooperate with the other party in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any governmental entity, domestic or foreign, or other person, required to be obtained or made by such party (or by the other party) in connection with the taking of any action contemplated by this Agreement.

     6.8 INDEMNIFICATION OF SHAREHOLDERS. Acquisition Sub will indemnify and hold harmless each Shareholder and each person, if any, who controls any Shareholder within the meaning of the Securities Act, against any losses, claims, damages or liabilities to which such Shareholder or such controlling person may become subject, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any allegation by any other shareholder of the Company that the sale of the Stock by the Shareholders to Acquisition Sub pursuant to this Agreement was unfair to such other shareholder or constituted a breach of fiduciary duty. Acquisition Sub will reimburse each Shareholder and each such controlling person for any legal or other expenses reasonably incurred by such Shareholder or such controlling person in connection with investigating or defending against any such loss, claim, damage, liability, action or proceeding. In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 6.8, such person (the "indemnified party") shall promptly notify Acquisition Sub in writing. No indemnification provided for in Section 6.8 shall be available to any party who shall fail to give notice as provided in this Section
6.8 if Acquisition Sub was unaware of the proceeding to which such notice would have related and was prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve Acquisition Sub from any other liability which it may have to the indemnified party. In case any such proceeding shall be brought against any indemnified party and it shall notify Acquisition Sub of the commencement thereof, Acquisition Sub shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, Acquisition Sub shall pay the fees and expenses of the counsel retained by the indemnified party in the event (i) Acquisition Sub and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both Acquisition Sub and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that Acquisition Sub shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties. Acquisition Sub shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, Acquisition Sub will indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

     6.9 STOCK OPTIONS. The Company shall offer to each employee who holds an outstanding stock option the right to cancel such option in exchange for a payment by the Company in the amount of $.50 per share for each share subject to such option (whether vested or unvested), such exchange to be effective promptly after acceptance of such offer. To the extent that any optionholder does not accept such offer, then the option shall be converted into options to acquire Common Stock of Parent as provided in Section 1.3(g).

     6.10 EMPLOYEE BENEFITS AND SEVERANCE. Acquisition Sub agrees to provide to employees of the Company employee benefits and compensation at the levels and amounts set forth in the compensation package for Company employees, including salary, bonus, severance and stock options, provided to the Company by Parent and accepted by the Company prior to the date of this Agreement.

     6.11 INDEMNIFICATION OF DIRECTORS AND OFFICERS. Acquisition Sub shall indemnify the persons who are currently officers and directors of the Company substantially in accordance with the Articles of Incorporation and Bylaws of the Company as they are currently in effect and in accordance with existing indemnification agreements between such persons and the Company. In addition, the Company, and after the Effective Time Acquisition Sub, shall use their respective best efforts to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company for the remaining term of such policies.

     6.12 PARENT GUARANTEE. Parent hereby unconditionally and irrevocably guarantees to each of the Shareholders and the Company the performance of all of the obligations of Acquisition Sub set forth in Sections 6.8, 6.10 and 6.11 of this Agreement.

                                   ARTICLE VII
                                  MISCELLANEOUS

     7.1 EXPENSES AND TAXES. Each party shall bear and pay his, her or its own expenses and taxes incurred in connection with the transactions referred to in this Agreement; provided that the Company will pay the fees and expenses of Wilson, Sonsini, Goodrich & Rosati, P.C. for acting as counsel to the Company and the Shareholders. The party responsible under applicable law shall bear and pay in their entirety all other taxes and registration and transfer fees, if any. Each party will cooperate to the extent practicable in minimizing all taxes and fees levied by reason of the transactions referred to in this Agreement. Each party shall file with its federal income tax return for the year in which the Closing occurs, the information required by Treasury regulations Section l.368-3(a).

     7.2 PUBLIC ANNOUNCEMENTS. Parent, Acquisition Sub and the Company shall consult with each other prior to and cooperate in connection with the issuance of any press releases or trade releases, and the making of such other public statements with respect to this Agreement and the transactions contemplated hereby as may, in the reasonable judgment of Parent, Acquisition Sub, the Company or their respective counsel, be necessary or appropriate. In carrying out this responsibility, each party shall provide the other with at least forty-eight (48) hours notice by telefax of any proposed press release, trade release or public statement.

     7.3 INCORPORATION OF SCHEDULES AND EXHIBITS. All schedules, exhibits and other documents and written information required to be delivered pursuant to this Agreement are incorporated into this Agreement by this reference and are warranted by the party or parties which deliver the same to be accurate and complete in all material respects.

     7.4 ATTORNEYS' FEES. If any action is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which that party may be entitled.

     7.5 ENTIRE AGREEMENT; MODIFICATIONS; WAIVER. This Agreement, together with the related agreements, schedules referenced herein and exhibits hereto, constitutes the final, exclusive and complete understanding of the parties with respect to the subject matter hereof and supersedes any and all prior agreements, understandings and discussions with respect thereto. No variation or modification of this Agreement and no waiver of any provision or condition hereof, or granting of any consent contemplated hereby, shall be valid unless in writing and signed by the party against whom enforcement of any such variation, modification, waiver or consent is sought.

     7.6 TERMINATION OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Company in Article II of this Agreement shall terminate effective as of the date of this Agreement and shall be of no further force or effect. The representations and warranties made by the Shareholders in
Article III of this Agreement and those made by Parent in Article IV of this Agreement shall survive the Closing and shall terminate two (2) years thereafter. The representations and warranties hereunder shall not be affected or diminished by any investigation at any time by or on behalf of the party for whose benefit such representations and warranties were made.

     7.7 FURTHER ASSURANCES. The parties hereto shall use their best efforts, and shall cooperate with one another, to secure all necessary consents, approvals, authorizations, exemptions and waivers from third parties as shall be required in order to consummate the transactions contemplated hereby, and shall otherwise use their reasonable best efforts to cause such transactions to be consummated in accordance with the terms and conditions hereof. At any time or from time to time after the Closing, each party hereto, shall execute and deliver any further instruments or documents and take all such further action as such requesting party may reasonably request in order to consummate and document the transactions contemplated hereby.

     7.8 CAPTIONS. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the constructing or interpretation of any provision of this Agreement.

     7.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original copy hereof, but all of which together shall constitute one agreement.

     7.10 SUCCESSORS AND ASSIGNS. None of Parent, the Company or any Shareholder shall assign this Agreement to any third party without the prior written consent of the others, except that Parent may assign to any transferee of the business of Parent without seeking such consent from the Company or any Shareholder, provided such transferee is bound by all the obligations hereof. This Agreement shall be binding upon and inure to the benefit of the Company, its successors and any assigns to which Parent consents in writing. This Agreement shall be binding upon and inure to the benefit of each Shareholder, its successors and any assigns to which Parent consents in writing. This Agreement shall be binding upon and inure to the benefit of Parent, Acquisition Sub, their successors and any assigns to which the Company consents in writing, and to any transferee of the business of Parent.

     7.11 PARTIES IN INTEREST. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective permitted successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to this Agreement.

     7.12 NOTICES. All notices, requests, demands and other communications hereunder ("Notices") shall be in writing and shall be deemed to have been duly given if delivered by hand or by registered or certified mail, postage prepaid, return receipt requested, but only upon receipt of such return receipt, as follows:

          To Parent or        Baxter International Inc.
          Acquisition         One Baxter Parkway
          Sub:                Deerfield, Illinois 60015
                              Attn:     Olav Bergheim

          Copy to:            Baxter Healthcare Corporation
                              2132 Michelson Drive
                              Irvine, California 92715
                              Attn: Esther Y. Kim, Esq.

          Copy to:            Pettis, Tester, Kruse & Krinsky
                              18881 Von Karman Avenue
                              Irvine, California 92715
                              Attn: Alan W. Pettis, Esq.

          To the Company:     Intramed Laboratories, Inc.
                              11100 Roselle Street
                              San Diego, California 92121
                              Attn:     President

          Copy to:            Wilson, Sonsini, Goodrich & Rosati, P.C.
                              Two Palo Alto Square
                              Palo Alto, California
                              Attn: Barry E. Taylor, Esq.

          To any              To the address set forth beneath such
          Shareholder:        Shareholder's name on Exhibit A hereto

          Copy to:            Wilson, Sonsini, Goodrich & Rosati, P.C.
                              Two Palo Alto Square
                              Palo Alto, California
                              Attn: Barry E. Taylor, Esq.


or to such other address as either any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt. All Notices shall be deemed received on the date of delivery or, if mailed, on the date appearing on the return receipt therefor.

     7.13 LAW GOVERNING. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of California, without regard to its choice-of-laws of conflicts-of-law rules.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written:

"PARENT"                           "SHAREHOLDERS"

BAXTER INTERNATIONAL INC.
                                   _____________________________________________


By:                                _____________________________________________
______________________________

                                   _____________________________________________

"THE COMPANY"
                                   _____________________________________________
INTRAMED LABORATORIES, INC.



By: __________________________

                                                                         ANNEX B


Houlihan, Lokey, Howard & Zukin
May 26, 1994


To The Board of Directors
Intramed Laboratories, Inc.
11100 Roselle Street
San Diego, CA  92121

Gentlemen:

We understand that Intramed Laboratories, Inc. ("Intramed" or the "Company") is a publicly traded California corporation whose common stock is traded on the NASDAQ Small Capitalization Market. We further understand that Baxter International Inc. ("Baxter"), a New York Stock Exchange listed company, has proposed to enter into an agreement whereby Baxter will purchase all of the existing stock in the Company in a two step, stock for stock transaction as follows:

i) in a tax free exchange (the "Exchange"), certain of the Company's current shareholders will exchange their Intramed shares for unregistered Baxter shares, providing Baxter with a controlling interest in the Company; and

ii) after filing a Form S-4 Registration Statement with the Securities and Exchange Commission and the holding of a special meeting of Intramed shareholders (the "Special Meeting"), Intramed will merge into

The Board of Directors Intramed Laboratories, Inc.
May 26, 1994
Page 38



     Baxter or one of its subsidiaries (the "Merger") by exchanging Baxter stock for the remaining Intramed stock, and register all Baxter shares which were exchanged for Intramed shares, including those shares exchanged in step one.

Based on the foregoing, it is our understanding that immediately following the Merger, all current Intramed shareholders will hold registered shares of Baxter stock. The Exchange, the Merger and all related transactions are referred to collectively herein as the "Transaction."

You have requested our opinion (the "opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1.   reviewed the Company's financial information, as follows:

          annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 1992 and December 31, 1993,

          quarterly reports on Form 10-Q for the three quarters ended September 30, 1993,

          the audited financial statements for the fiscal year ended December 31, 1993, and company-prepared interim financial statements for the two month periods ended February 28, 1993 and February 28, 1994, which the Company's management has identified as being the most current financial statements available;

     2. reviewed the Company's Prospectus dated June 9, 1992 offering 1,200,000 shares of Common Stock at $5.50 per share;

     3. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

     4. reviewed the February 1, 1994 letter from Olav Bergheim, President, Cardiovascular Group, Corporate Vice President, Baxter Healthcare Corporation, to Stuart L. Foster, President and Chief Executive Officer of the Company which summarizes the principal terms of the Transaction;

     5. reviewed the March 30, 1994 draft of the Agreement and Plan of Reorganization by and among Baxter International Inc., Baxter Healthcare Corporation, Intramed Laboratories, Inc. and Certain Shareholders of Intramed Laboratories, Inc.;

     6. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and held discussions with representatives of the Company's counsel to discuss certain matters;

The Board of Directors Intramed Laboratories, Inc.
May 26, 1994
Page 39



     7.   visited certain facilities and business offices of the Company;

     8. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended December 31, 1994 through 1998;

     9. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

     10. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company. You have requested that we assume the market price of the Baxter stock at the date of the Exchange represents its cash equivalent value, which we understand to be nine million seven hundred thousand dollars ($9,700,000); we have no obligation to confirm the reasonableness of that assumption.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. We are not affiliated with Baxter or the Company. We engage in the business of advising others as to the value of properties,. businesses, or securities. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

                                                                         ANNEX C


                        CHAPTER 13.   DISSENTERS' RIGHTS


SECTION

1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions.

1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents.

1302. Submission of share certificates for endorsement; uncertificated securities.

1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment.

1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers.

1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs.

1306.       Prevention of immediate payment; status as creditors; interest.

1307.       Dividends on dissenting shares.

1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment.

1309.       Termination of dissenting share and shareholder status.

1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders' approval.

1311.       Exempt shares.

1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions.

                                CROSS REFERENCES

Foreign corporations subject to this chapter, see Section 2115. Mergers into state depository corporation, inapplicability of this division, see Financial Code Section 4883. Sales of business units to state depository corporation, inapplicability of this chapter, see Financial Code Section 4853.

SECTION 1300. REORGANIZATION OR SHORT-FORM MERGER; DISSENTING SHARES; CORPORATE PURCHASE AT FAIR MARKET VALUE; DEFINITIONS

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) OR (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302,1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in * * * SUBPARAGRAPH
(A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in * * * SUBPARAGRAPH (A) or
(B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that * * * SUBPARAGRAPH (A) rather than * * * SUBPARAGRAPH (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record. (ADDED BY STATS.1975, C. 682, SECTION 7, EFF. JAN. 1, 1977. AMENDED BY STATS. 1976,
C. 641, SECTION  21.3, EFF. JAN. 1, 1977; STATS. 1982, C. 36, P. 69, SECTION  3,
EFF. FEB. 17, 1982; STATS. 1990, C. 1018 (A.B. 2259), SECTION  2; STATS. 1993,
C. 543 (A.B.2063), SECTION  13.)

                                CROSS REFERENCES

Application of this chapter to transactions consummated after effective date of new law, see Section 2313.
Foreign corporations subject to this chapter, see Section  2115.

SECTION  1301. NOTICE TO HOLDERS OF DISSENTING SHARES IN REORGANIZATIONS; DEMAND
               FOR PURCHASE; TIME; CON. TENTS

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price. (ADDED BY STATS. 1975, C. 682, SECTION 7, EFF. JAN. 1, 1977. AMENDED BY STATS. 1976,
C. 641, SECTION  21.6, EFF. JAN. 1, 1977; STATS. 1980, C. 501, P. 1052, SECTION
5; STATS. 1980, C. 1155, P. 3831, SECTION  1.)

                                CROSS REFERENCES

Savings association mergers, information furnished to minority stockholders, see Financial Code Section 5760.


SECTION  1302. SUBMISSION OF SHARE CERTIFICATES FOR ENDORSEMENT; UNCERTIFICATED
               SECURITIES

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (A) IF THE SHARES ARE CERTIFICATED SECURITIES, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a Statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed OR (B) IF THE SHARES ARE UNCERTIFICATED SECURITIES, WRITTEN NOTICE OF THE NUMBER OF SHARES WHICH THE SHAREHOLDER DEMANDS THAT THE CORPORATION PURCHASE. Upon subsequent transfers of the dissenting shares on the books of the corporation the new certificates, INITIAL TRANSACTION STATEMENT, AND OTHER WRITTEN STATEMENTS issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares. (ADDED BY STATS. 1975, C. 682, SECTION 7, EFF. JAN. 1, 1977. AMENDED BY STATS.1986, C. 766, SECTION 23.)

SECTION  1303. PAYMENT OF AGREED PRICE WITH INTEREST; AGREEMENT FIXING FAIR
               MARKET VALUE; FILING; TIME OF PAYMENT

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, AND IN THE CASE OF CERTIFICATED SECURITIES, SUBJECT TO surrender of the certificates therefor, unless provided otherwise by agreement. (ADDED BY STATS.1975, C. 682, SECTION
 7, EFF. JAN. 1, 1977.  AMENDED BY STATS.1980, C. 501, P. 1053, SECTION  6;
STATS.1986, C. 766, SECTION  24.)

SECTION  1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES  OR FAIR
               MARKET VALUE; LIMITATION; JOINDER; CONSOLIDATION; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares. (ADDED BY STATS.1975, C. 682, SECTION 7 EFF. JAN. 1, 1977.)

                                CROSS REFERENCES

Consolidation of actions, see Code of Civil Procedure Section 1048. Defendants, joinder, see Code of Civil Procedure Section Section 379, 382. Designation of parties, see Code of Civil Procedure Section 308.
Dissolution, determination of fair value of shares, see Section 2000. Form of action, see Code of Civil Procedure Section 307.
Intervention, see Code of Civil Procedure Section  387.
Limitation of six months, see Code of Civil Procedure Section 341. Plaintiffs, joinder, see Code of Civil Procedure Section Section 378, 382.
Trial of issues, see Code of Civil Procedure Section  591 et seq.

SECTION  1305. REPORT OF APPRAISERS; CONFIRMATION; DETERMINATION BY COURT;
               JUDGMENT; PAYMENT; APPEAL; COSTS

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable FORTHWITH WITH RESPECT TO UNCERTIFICATED SECURITIES AND, WITH RESPECT TO CERTIFICATED SECURITIES, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301). (ADDED BY STATS.1975, C. 682, SECTION 7, EFF. JAN. 1, 1977. AMENDED BY STATS.1976, C. 641, SECTION 22, EFF. JAN. 1, 1977; STATS.1977, C. 235, P. 1068,
SECTION  16; STATS. 1986, C. 766, SECTION  25.)

                                CROSS REFERENCES

Costs, generally, see Code of Civil Procedure Section  1021 et seq.
Manner of giving and entering judgment, see Code of Civil Procedure Section 664 et seq.
Relief granted to plaintiff, scope, see Code of Civil Procedure Section  580.

SECTION  1306. PREVENTION OF IMMEDIATE PAYMENT; STATUS AS CREDITORS; INTEREST

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5. (ADDED BY STATS.1975, C. 682,
SECTION  7 EFF. JAN. 1, 1977.)

                                CROSS REFERENCES

Dividends and reacquisitions of shares, see Section  500 et seq.

SECTION  1307. DIVIDENDS ON DISSENTING SHARES

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor. (ADDED BY STATS. 1975, C. 682, SECTION 7, EFF. JAN. 1, 1977)

                                CROSS REFERENCES

Dividends, see Section  500 et seq.

SECTION  1308. RIGHTS OF DISSENTING SHAREHOLDERS PENDING VALUATION; WITHDRAWAL
               OF DEMAND FOR PAYMENT

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto. (ADDED BY STATS.1975, C. 682, SECTION 7, EFF. JAN. 1, 1977.)

SECTION  1309. TERMINATION OF DISSENTING SHARE AND SHAREHOLDER STATUS

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares. (ADDED BY STATS.1975, C. 682, SECTION 7, EFF. JAN. 1, 1977.)

SECTION  1310. SUSPENSION OF RIGHT TO COMPENSATION OR VALUATION PROCEEDINGS;
               LITIGATION OF SHAREHOLDERS' APPROVAL

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation. (ADDED BY STATS.1975, C. 682, SECTION 7, EFF. JAN. 1, 1977.)

                                CROSS REFERENCES

Short-form mergers, see Section  1110.

SECTION  1311.  EXEMPT SHARES

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger. (ADDED BY STATS. 1975, C. 682, SECTION 7, EFF. JAN 1, 1977. AMENDED BY STATS. 1988, C. 919, SECTION 8.)

SECTION 1312. RIGHT OF DISSENTING SHAREHOLDER TO ATTACK, SET ASIDE OR RESCIND MERGER OR REORGANIZATION; RESTRAINING ORDER OR INJUNCTION; CONDITIONS

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger; or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-former merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-former merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled. (ADDED BY STATS. 1975, C. 682, SECTION 7, EFF. JAN 1, 1977. AMENDED BY STATS. 1976, C. 641, SECTION 22.5, EFF. JAN 1, 1977; STATS. 1988, C. 919, SECTION 9.)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides for the indemnification of officers, directors, employees and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant's Restated Certificate of Incorporation (Exhibit 3.1 hereto) provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by law.

ITEM 21.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A)  EXHIBITS

  * 2.1 Agreement and Plan of Reorganization, dated March 30, 1994, by and among Baxter International Inc., Intramed Laboratories, Inc. and Certain Shareholders of Intramed (other Exhibits omitted, but will be filed by Baxter with the Commission upon request).

*** 2.2   Form of Agreement of Merger

 ** 3.1   Restated Certificate of Incorporation of Baxter, as amended.

 ** 3.2   Bylaws of Baxter, as amended.

*** 5.1   Opinion of Brobeck, Phleger & Harrison.

*** 8.1   Opinion of Pettis, Tester, Kruse & Krinsky.

    8.2   Awareness Letter of Price Waterhouse (included on page II-4)

   24.1   Consent of Price Waterhouse (included on page II-5).

   24.2   Consent of Ernst & Young (included on page II-6).

***24.3   Consent of Brobeck, Phleger & Harrison (included in Exhibit 5.1).

***24.4   Consent of Pettis, Tester, Kruse & Krinsky (included in Exhibit 8.1).

   24.5   Consent of Houlihan, Lokey, Howard & Zukin, Inc. (included on page
          II-7).

   25.1   Power of Attorney (included on page II-3).

***99.1   Form of Intramed Laboratories, Inc. proxy card.
__________________

* Also annexed as Annex A to the Proxy Statement/Prospectus included in this Registration Statement.

** Incorporated by reference in Baxter's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-14448).

***  To be filed by amendment.


ITEM 22.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 109(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This means information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of West Deerfield, State of Illinois on June 1, 1994.

                         BAXTER INTERNATIONAL INC.

                         By/s/ VERNON R. LOUCKS JR.
                           -----------------------------------------------------
                            Name:  Vernon R. Loucks Jr.
                            Title: Chairman and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vernon R. Loucks Jr., Henry M. Jansen Kraemer, Jr. and Arthur F. Staubitz, jointly and severally, his attorneys-in-fact, each with power of substitution, for him or her in any and all capacities, to sign this Registration Statement and any amendments hereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                    Title                       Date


      /S/ VERNON R. LOUCKS JR.          Chief Executive Officer     June 1, 1994
-------------------------------------   and Chairman of the Board
        Vernon R. Loucks Jr.            (Principal Executive
                                        Officer)


   /S/ HARRY M. JANSEN KRAEMER JR.      Senior Vice President and   June 1, 1994
-------------------------------------   Chief Financial Officer
     Harry M. Jansen Kraemer Jr.        (Principal Financial
                                        Officer)


        /S/ BRIAN P. ANDERSON           Controller (Principal       June 1, 1994
-------------------------------------   Accounting Officer)
          Brian P. Anderson


      /S/ VERNON R. LOUCKS JR.
-------------------------------------
     Vernon R. Loucks Jr.
     Director and Attorney-in Fact

A Majority of the Board of Directors:                               May 24, 1994

William B. Graham
John W. Colloton
Susan Crown
Georges C. St. Laurent, Jr.
Silas S. Cathcart
David C. K. Chin, M.D.
James D. Ebert
Mary Johnston Evans
Frank R. Frame
David N. Grainger
Martha R. Ingram
Fred L. Turner